 THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR
     MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
         INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION
                        TO THE CONTRARY IS UNLAWFUL.

                            DAVCO RESTAURANTS, INC.
                             1657 CROFTON BOULEVARD
                            CROFTON, MARYLAND 21114

                            ------------------------

                                PROXY STATEMENT

                            ------------------------

                        SPECIAL MEETING OF STOCKHOLDERS


                           TO BE HELD MARCH 24, 1998



    This Proxy Statement is being furnished to the stockholders (the "Stockholders") of DavCo Restaurants, Inc., a Delaware corporation ("DavCo" or the "Company"), in connection with the solicitation by the Company's Board of Directors (the "Board of Directors" or the "Board") of proxies from holders of outstanding shares of common stock, par value $.001 per share, of the Company (the "Shares"), for use at the Special Meeting of Stockholders to be held at the Company's principal office at 1657 Crofton Boulevard, Crofton, Maryland 21114, on March 24, 1998, at 10:00 a.m., eastern time, and at any adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement and the form of proxy attached hereto are first being mailed to the Stockholders on or about
February   , 1998.


    At the Special Meeting, the Stockholders will consider and vote upon a proposal to adopt the Restated Agreement and Plan of Merger, dated as of October 21, 1997 (the "Merger Agreement"), among DavCo, DavCo Acquisition Holding Inc., a Delaware corporation ("DAC"), and DAC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of DAC ("DAC Sub"). A copy of the Merger Agreement is attached as Annex A to this Proxy Statement. The Merger Agreement provides for the merger of DAC Sub with and into DavCo (the "Merger"), following which DavCo will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of DAC. Ronald D. Kirstien, President, Chief Executive Officer and Chairman of the Board of Directors of DavCo ("Mr. Kirstien"), certain affiliates of Mr. Kirstien (whom the Company currently expects to be Nora Kirstien Sibel, Kristina Kirstien and Ronald Kirstien Jr., as beneficiaries of the Kirstien Family Trust) (together with Mr. Kirstien, the "Kirstien Investors), Harvey Rothstein, Senior Executive Vice President and a director of DavCo ("Mr. Rothstein"), certain affiliates of Mr. Rothstein (whom the Company currently expects to be Jonathan Rothstein, Sean Drews and Patrick Drews, as beneficiaries of the Jonathan Rothstein Trust, Sean Drews Trust and Patrick Drews Trust) (together with Mr. Rothstein, the "Rothstein Investors'), and Citicorp Venture Capital, Ltd., a principal stockholder of DavCo ("CVC"), and certain affiliates of CVC (whom the Company currently expects to be Byron L. Knief, David F. Thomas, James A. Urry and Sixty-Three BR Partnership) (together with CVC, the "CVC Investors" and, together with the Kirstien Investors and the Rothstein Investors and CVC, the "Affiliated Stockholders"), have organized DAC and DAC Sub for the purpose of acquiring DavCo. It is expected that prior to consummation of the Merger all of the equity interests in DAC will be owned by Messrs. Kirstien and Rothstein and the CVC Investors. If the Merger is consummated, the ownership interests of the Stockholders in DavCo (other than the ongoing interest of the Affiliated Stockholders through their ownership of
DAC) will cease, and each Share outstanding at the time the Merger becomes effective under Delaware law (the "Effective

Time") (other than Shares held at the Effective Time in DavCo's treasury, by any subsidiary of DavCo, by DAC or by DAC Sub, which will be canceled without payment, and other than Shares in respect of which appraisal rights have been perfected properly under Delaware law) will be converted into the right to receive $20.00 in cash, without interest. The $20.00 per Share price was determined based on discussions between the Board and representatives of the Affiliated Stockholders and, in the opinion of the Company's financial advisor, was considered to be fair to DavCo's stockholders (other than the Affiliated Stockholders) from a financial point of view. For further discussion concerning the determination of the per Share price, see "SPECIAL FACTORS--Background of the Merger" and "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC." For additional information concerning the terms and conditions of the Merger, see "THE MERGER." If the Merger is consummated, the CVC Investors are expected to receive approximately $40.6 million for conversion of their Shares in the Merger, and directors and officers of DavCo are expected to receive aggregate net proceeds (net of the exercise price of Shares held under options) of approximately $11.3 million for conversion of their Shares in the Merger. For further information concerning the ownership of DAC, a description of the conflicts of interest of certain members of the Board of Directors and the financial interests of certain Affiliated Stockholders and of DavCo's officers and directors in the Merger, see "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest" and "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES."


    The affirmative vote of the holders of a majority of the outstanding Shares and the affirmative vote of the holders of a majority of the outstanding Shares that are not owned beneficially by the Affiliated Stockholders or by persons that are "affiliates" or "associates" (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of the Affiliated Stockholders (such holders other than the Affiliated Stockholders and such affiliates and associates being referred to collectively as the "Unaffiliated Stockholders") are required to adopt the Merger Agreement and to consummate the Merger. See "THE MERGER--Stockholder Adoption of the Merger Agreement."

    The Board of Directors approved unanimously (with certain interested directors abstaining) the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, all of its Stockholders, including the Unaffiliated Stockholders, and has recommended that the Stockholders vote in favor of adoption of the Merger Agreement and approval of the Merger. See "SPECIAL FACTORS-- Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" and "--Interests of Certain Persons in the Merger; Conflicts of Interest."

    THE MERGER INVOLVES A MATTER OF GREAT IMPORTANCE TO THE COMPANY'S STOCKHOLDERS. IF THE MERGER IS APPROVED AND CONSUMMATED, EACH SHARE OF THE COMPANY'S COMMON STOCK (OTHER THAN THOSE HELD IN THE COMPANY'S TREASURY, BY ANY SUBSIDIARY OF THE COMPANY, BY DAC OR BY DAC SUB AND THOSE AS TO WHICH APPRAISAL RIGHTS ARE PROPERLY PERFECTED) WILL BE CONVERTED INTO THE RIGHT TO RECEIVE $20.00 IN CASH, AND THE STOCKHOLDERS' EQUITY INTEREST IN THE COMPANY (OTHER THAN THE ONGOING INTEREST OF THE AFFILIATED STOCKHOLDERS THROUGH THEIR OWNERSHIP OF
DAC) WILL CEASE. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CONSIDER CAREFULLY THE INFORMATION SUMMARIZED BELOW AND PRESENTED ELSEWHERE IN THIS PROXY STATEMENT.

    The date of this Proxy Statement is February   , 1998.

                               TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                             ---------
Summary....................................................................................................          5
Introduction...............................................................................................         11
Cautionary Statement Regarding Forward-Looking Statements..................................................         14
Special Factors............................................................................................         15
  Background of the Merger.................................................................................         15
  Past Contacts with Wendy's...............................................................................         17
  Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC........................         24
  Opinion of Financial Advisor.............................................................................         29
  Purpose of the Merger....................................................................................         37
  Interests of Certain Persons in the Merger; Conflicts of Interest........................................         38
  Certain Effects of the Merger............................................................................         40
  Plans for the Company After the Merger...................................................................         40
  Risk that the Merger Will Not Be Consummated.............................................................         40
  Certain Risks in the Event of Bankruptcy.................................................................         41
  Certain Litigation Challenging the Merger................................................................         41
  Certain Projections......................................................................................         42
The Merger.................................................................................................         45
  General..................................................................................................         45
  Effective Time of the Merger.............................................................................         45
  Stockholder Adoption of the Merger Agreement.............................................................         45
  Payment for Shares.......................................................................................         45
  The Payment Fund.........................................................................................         46
  Regulatory Matters.......................................................................................         46
  Conditions to Consummation of the Merger.................................................................         46
  Certain Covenants........................................................................................         47
  Termination..............................................................................................         48
  Expenses.................................................................................................         49
  Indemnification of Directors and Officers................................................................         49
  Accounting Treatment of the Merger.......................................................................         49
Financing of the Merger....................................................................................         50
  Debt Financing...........................................................................................         50
  Fees and Expenses........................................................................................         51
Certain Federal Income Tax Consequences....................................................................         52
Appraisal Rights...........................................................................................         53
Certain Information Concerning DAC, DAC Sub and Affiliates.................................................         55
Business of the Company....................................................................................         56
Selected Historical Financial Data of the Company..........................................................         64
Management's Discussion and Analysis of Financial Condition and Results of Operations......................         66
Certain Information Regarding the Directors and Executive Officers of the Company and DAC..................         72
Market Prices and Dividends on the Shares..................................................................         76
Certain Transactions in the Common Stock...................................................................         76
Security Ownership of the Company..........................................................................         77
Incorporation of Certain Documents by Reference............................................................         78
Additional Available Information...........................................................................         79
Independent Accountants....................................................................................         79
Stockholder Proposals......................................................................................         80
Other Matters..............................................................................................         80
Index to Consolidated Financial Statements.................................................................        F-1

ANNEXES

    Annex A - Amended and Restated Agreement and Plan of Merger

    Annex B - Opinion of Equitable Securities Corporation dated November 6, 1997

    Annex C - Section 262 of the Delaware General Corporation Law

SCHEDULES

    Schedule I - Purchases of Shares by DavCo and Certain Affiliates

                                    SUMMARY

    CERTAIN SIGNIFICANT MATTERS DISCUSSED IN THIS PROXY STATEMENT ARE SUMMARIZED BELOW. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE DISCUSSION OF THE MATTERS CONTAINED HEREIN, AND IS QUALIFIED IN ALL RESPECTS BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROXY STATEMENT AND THE ANNEXES AND SCHEDULES HERETO. STOCKHOLDERS ARE URGED TO REVIEW CAREFULLY THIS PROXY STATEMENT AND EACH OF THE ANNEXES AND SCHEDULES HERETO IN THEIR ENTIRETY. UNLESS DEFINED PREVIOUSLY OR HEREIN, THE CAPITALIZED TERMS USED IN THIS SUMMARY HAVE THE MEANINGS ASCRIBED TO THEM ELSEWHERE IN THIS PROXY STATEMENT. CROSS REFERENCES IN THIS SUMMARY ARE TO CAPTIONS IN THIS PROXY STATEMENT.

DATE, TIME AND PLACE OF THE SPECIAL MEETING


    The Special Meeting will be held at the Company's principal office at 1657 Crofton Boulevard, Crofton, Maryland 21114, on March 24, 1998, at 10:00 a.m., Eastern time.


PURPOSE OF THE SPECIAL MEETING

    At the Special Meeting, Stockholders will be asked to consider and vote upon a proposal to adopt the Merger Agreement pursuant to which DAC Sub will merge with and into the Company, and the Company will become a wholly-owned subsidiary of DAC. If the Merger is consummated, the ownership interests of the Stockholders (other than the Affiliated Stockholders through their ownership of DAC) in the Company will cease, and each Share (other than Shares held in the Company's treasury, by any subsidiary of the Company, by DAC or by DAC Sub, which will be canceled without payment, and other than Shares in respect of which appraisal rights have been perfected properly under Delaware law) will be converted into the right to receive $20.00 in cash, without interest, all as more fully described in this Proxy Statement. DAC Sub is a newly formed, wholly-owned subsidiary of DAC, which in turn is a newly formed corporation owned entirely by the Affiliated Stockholders. See "INTRODUCTION--Matters to be Considered at the Special Meeting," "THE MERGER" and "SPECIAL FACTORS--Certain Effects of the Merger."

RECORD DATE; SHARES ENTITLED TO VOTE; QUORUM


    Only holders of record of the Shares at the close of business on February 18, 1998, are entitled to notice of and to vote at the Special Meeting. At such date there were an aggregate of 6,428,821 Shares outstanding and entitled to vote held by 48 holders of record. The Company is unaware of any fractional shares outstanding. The presence in person or by properly executed proxy of the holders of a majority of the outstanding Shares entitled to vote is necessary to constitute a quorum at the Special Meeting.


VOTE REQUIRED TO APPROVE THE MERGER AGREEMENT

    Under Delaware law, the affirmative vote of Stockholders entitled to cast at least a majority of the votes that all Stockholders are entitled to cast with respect to the Merger Agreement is required to adopt the Merger Agreement. Pursuant to the Company's Restated Certificate of Incorporation and the terms of the Merger Agreement, consummation of the Merger also requires the affirmative vote of a majority of the outstanding Shares held by Unaffiliated Stockholders. See "INTRODUCTION--Voting at the Special Meeting" and "THE MERGER--Stockholder Adoption of Merger Agreement."

    All Shares represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, and not revoked before their use, will be voted in accordance with the instructions on such proxies. If no instructions are given, proxies will be voted FOR adoption of the Merger Agreement. A Stockholder who has given a proxy may revoke it at any time before it is voted at the Special Meeting (or any postponement or adjournment thereof) by filing with the Secretary of the Company a written revocation bearing a later date than the proxy being revoked, or by submission of a validly executed proxy bearing a later date than the proxy being revoked, or by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy).

THE MERGER

    The Merger Agreement provides that, subject to the adoption of the Merger Agreement by the Stockholders and the satisfaction or waiver of certain other conditions, DAC Sub will merge with and into the Company and the separate existence of DAC Sub will cease. The Company will be the Surviving Corporation in the Merger and will continue as a wholly-owned subsidiary of DAC. Each Share that is outstanding immediately prior to the Effective Time (other than Shares held in the Company's treasury, by any subsidiary of the Company, by DAC or by DAC Sub, which will be canceled without payment, and other than Shares in respect of which appraisal rights have been perfected properly under Delaware law) will be converted into the right to receive $20.00 in cash, without interest. Upon consummation of the Merger, Stockholders, other than DAC, will possess no further interest in, or rights as Stockholders of, the Company, other than their right to receive $20.00 per Share or to pursue dissenters' rights. For a more detailed description of the terms of the Merger Agreement, see "THE MERGER."

EFFECTIVE TIME OF THE MERGER

    The Merger will become effective when the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the "DGCL"), or at such later time as is specified in the Certificate of Merger. The required filing is expected to be made promptly after the adoption of the Merger Agreement by the Stockholders at the Special Meeting and the satisfaction or waiver of the other conditions to consummation of the Merger set forth in the Merger Agreement. See "THE MERGER--Effective Time of the Merger," "--Conditions to Consummation of the Merger" and "--Certain Covenants." See also "SPECIAL FACTORS--Risk that the Merger Will Not Be Consummated."

RECOMMENDATION OF THE BOARD OF DIRECTORS

    The Board of Directors unanimously approved (with certain interested directors abstaining) the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, all of the Stockholders, including the Unaffiliated Stockholders, and has recommended that the Stockholders vote in favor of adoption of the Merger Agreement and approval of the Merger.

    In considering the conclusions of the Board of Directors with respect to the Merger, Stockholders should be aware that certain of the directors and officers of the Company have certain interests that present them with potential or actual conflicts of interest in connection with the Merger. For a description of these actual or potential conflicts of interests, see "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest." The Board of Directors, in reaching its conclusions, considered a number of factors, which are described in "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC."

BACKGROUND OF THE MERGER; FAIRNESS OF THE MERGER


    The Board of Directors' decision to approve, and to cause DavCo to enter into, the Merger Agreement was based upon the Board of Directors' belief that the Merger is fair to, and in the best interests of, all of the Stockholders, including the Unaffiliated Stockholders. The principal reason for the decision of the Board of Directors to approve the Merger is that the Merger will enable Stockholders to realize in cash a premium over the prices at which the Shares have traded historically. The Board of Directors considered it to be a favorable factor that the affirmative vote of a majority of the outstanding Shares held by Unaffiliated Stockholders is required to adopt the Merger Agreement and in order to consummate the Merger. In addition, Equitable Securities Corporation delivered its opinion to the Board of Directors that, as of the date of its opinion (and confirmed as of the date hereof) the consideration proposed to be paid to the Unaffiliated Stockholders pursuant to the Merger Agreement is fair to the

Unaffiliated Stockholders from a financial point of view. See "SPECIAL FACTORS--Opinion of Financial Advisor." Factors not considered favorable by the Board of Directors included the conflicts of interest of certain of its members and management, certain conditions to consummation of the Merger that make it possible that the Merger may not be consummated, the absence of a recommendation from a special committee of independent directors and the failure to retain an unaffiliated representative to negotiate the terms of the Merger on behalf of the Unaffiliated Stockholders. For a more detailed discussion of these and other factors considered by the Board, see "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC." See "SPECIAL FACTORS--Background of the Merger" for a description of the events leading up to the execution of the Merger Agreement.

    Stockholders also should note that in reaching its conclusions, the Board of Directors determined that it was unlikely that DavCo could be sold in a transaction, or any transaction could be consummated, other than the Merger or a similar transaction with the Affiliated Stockholders, in which the Stockholders would have an opportunity to obtain a premium to market price for the Shares, and that the only meaningful comparison was between the $20.00 per Share payable in the Merger and the potential for market appreciation in the Shares if DavCo remained public and continued with its present business plan. See "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors" and "--Background of the Merger." Further, in reaching its conclusions, the Board considered the position of CVC expressed to a potential third party buyer in August 1996 (when the market price for the Shares was $8.81 per Share), in June 1997 (when the market price for the Shares ranged between $9.37 and $11.50 per Share) and in August 1997 (when the market price for the Shares was $13.00 per Share) that CVC would not consider a sale of its shares at a price lower than $30 per Share. The Board did not consider CVC's stated position to such third party to have any meaningful bearing on the fairness of the price offered in the Merger, but rather understood such position to indicate that CVC intended to continue holding its investment in DavCo and would consider a sale only at a price that reflected a very substantial premium on CVC's investment.

OPINION OF FINANCIAL ADVISOR


    Equitable Securities Corporation ("Equitable") was retained by DavCo with respect to DAC's proposal to acquire the Shares not beneficially owned by the Affiliated Stockholders. On October 21, 1997, Equitable delivered its oral opinion to the Board of Directors that, as of the date of its opinion, the consideration proposed to be paid to the Stockholders (other than DAC and the Affiliated Stockholders) pursuant to the Merger Agreement is fair to such Stockholders from a financial point of view. Equitable also delivered on November 6, 1997 (and confirmed as of the date hereof), its written opinion to the same effect, which includes a description of the procedures followed, the matters considered, the scope of review undertaken and the assumptions made in arriving at its conclusions. The full text of such opinion is attached to this Proxy Statement as Annex B, which Stockholders are urged to read in its entirety. For purposes of its opinion, Equitable relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by it. For further information regarding Equitable's services as financial advisor, its opinion and its fee and expense arrangements, see "SPECIAL FACTORS--Opinion of Financial Advisor."


INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST

    In considering the Merger and the conclusions of the Board of Directors with respect thereto, Stockholders should be aware that certain of the directors and officers of DavCo have certain interests that present them with actual or potential conflicts of interest in connection with the Merger. These conflicts of interests include the continuing 100% indirect equity interest of the Kirstien Investors, the Rothstein Investors and the CVC Investors in DavCo (through their ownership of DAC) after the Effective Time, the right of Messrs. Kirstien and Rothstein and CVC to receive substantial amounts of cash (aggregating approximately $47 million) with respect to the conversion of some of their Shares in the Merger, and, in the case of Messrs. Kirstien and Rothstein, the right to receive upon completion of the Merger certain other significant cash payments (aggregating approximately $3 million) in recognition of past services and as an inducement to continue in the employ of DavCo in the future and to compensate them for the adverse tax costs associated with the cancellation of the options and as a result of the transaction.

    Stockholders should note in considering the approval of the Merger by the Board of Directors that three of its nine members, Messrs. Kirstien and Rothstein and Byron L. Knief (an officer of CVC, a director of the Company and a CVC Investor), have a direct financial interest in DAC. Mr. Kirstien, President, Chief Executive Officer and Chairman of the Board of DavCo, is President and a director of DAC and is expected to own (together with the Kirstien Investors) 16.5% of DAC's outstanding common equity prior to the Merger. Mr. Rothstein, Senior Executive Vice President and a director of DavCo, is a Vice President and a director of DAC and is expected to own (together with the Rothstein Investors) 16.5% of DAC's outstanding common equity prior to the Merger. Mr. Knief is expected to own less than one percent of DAC's outstanding common stock prior to the Merger. In addition to Mr. Knief, one other of the nine directors, Charles
E. Corpening, is an employee of CVC, which has a direct financial interest in DAC and is expected to own (together with the CVC Investors) 67% of DAC's outstanding common equity prior to the Merger. Additionally, two directors, James D. Farley and Harold O. Rosser II, are former employees of Citicorp, N.A., an affiliate of CVC, or CVC, and another director, Barton J. Winokur, is a partner in the law firm Dechert Price & Rhoads, which provides and has provided legal services both to CVC and to DavCo and is acting as special outside counsel to DavCo in connection with the Merger. See "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" and "--Background of the Merger." The aggregate number of Shares beneficially owned by directors or officers of DavCo who are also Affiliated Stockholders represents approximately 15.6% of the outstanding Shares.

    Pursuant to the terms of the Merger Agreement, for six years after the Effective time, the Surviving Corporation will provide officers' and directors' liability insurance covering each present and former director, officer, employee and agent of DavCo who is currently covered by DavCo's officers' and directors' liability insurance with respect to actions and omissions occurring prior to the Effective time, on terms no less favorable than such insurance maintained by DavCo on the date of the signing of the Merger Agreement in terms of coverage and amounts. The Merger Agreement also provides that DAC and the Surviving Corporation indemnify and hold harmless the above parties against any losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission occurring prior to the Effective Time to the full extent permitted under Delaware law, the Surviving Corporation's Certificate of Incorporation or By-Laws as in effect as of the Effective Time or any indemnification agreement as currently in effect. See "THE MERGER--Indemnification of Directors and Officers."

    For a more detailed description of the conflicts of interest of certain of the officers and directors of DavCo, see "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest."

CONDITIONS TO CONSUMMATION OF THE MERGER

    The obligations of DavCo, DAC and DAC Sub to consummate the Merger are subject to a number of conditions, including: (i) adoption of the Merger Agreement by the Stockholders at the Special Meeting, (ii) receipt by DAC of financing proceeds sufficient to fund the cost of consummating the Merger, (iii) the holders of not more than 5% of the total number of shares outstanding having demanded appraisal of their Shares and (iv) compliance by DavCo, DAC and DAC Sub with certain other covenants and conditions contained in the Merger Agreement. Each of the conditions to the consummation of the Merger may be waived by the party whose obligations are subject to the satisfaction of such condition; provided that certain conditions, such as Stockholder approvals, would be required to be satisfied by applicable law, notwithstanding any waiver. See "THE MERGER--Conditions to Consummation of the Merger." See also "SPECIAL
FACTORS--Risk that the Merger Will Not Be Consummated."

EXPENSES

    The Merger Agreement provides that DAC and DAC Sub are entitled to reimbursement from DavCo for their out-of-pocket expenses incurred in connection with the Merger Agreement and consummation of the transactions contemplated thereby, including the financing thereof, in the event that the Merger Agreement is terminated by DavCo because the Board of Directors shall have approved another acquisition proposal consistent with its fiduciary obligations to Stockholders under Delaware law, or if the Merger Agreement is terminated by DAC because the Board of Directors of DavCo (i) shall have withdrawn or modified, in a manner adverse to DAC, its approval or recommendation of the Merger or (ii) shall have approved another acquisition proposal; provided that such reimbursement for expenses shall not exceed an aggregate of $1,000,000. In addition, DavCo has agreed to pay certain commitment and other fees in connection with the financing of the Merger, totaling approximately $2.2 million, of which approximately $1.6 million has been paid and $0.6 million would be payable upon funding by GAF (as hereinafter defined) under the commitment. However, if DavCo terminates the commitment, a termination fee of $750,000 would be payable by DavCo to GAF, and if GAF terminates the commitment or fails to fund in contravention of the commitment, then GAF would refund to DavCo $585,000 of the approximately $1.6 million in commitment and other fees paid to date. See "FINANCING OF THE MERGER."

FINANCING OF THE MERGER

    The total amount of funds required by DAC and DAC Sub to consummate the Merger and pay related fees and expenses is expected to be approximately $138 million. The expected source of these funds is from financing to be provided pursuant to a commitment letter, dated as of October 17, 1997, from Global Alliance Finance Company, L.L.C., a wholly-owned subsidiary of Deutsche Bank North America ("GAF"), to provide, subject to certain conditions, debt financing to DAC, DavCo and DavCo's subsidiaries aggregating $180,000,000. The GAF financing commitments include $150 million in term loans and $30 million in forward commitments, all to be secured by first-fee mortgages on owned restaurant locations and first priority security interests in certain assets relating to DavCo's restaurants. See "FINANCING OF THE MERGER" for a description of this commitment letter.

    The receipt by DAC of financing proceeds sufficient to consummate the Merger and to pay related fees and expenses is a condition to the consummation of the Merger. See "THE MERGER--Conditions to Consummation of the Merger."

APPRAISAL RIGHTS

    Holders of Shares who do not vote in favor of adoption of the Merger Agreement may elect to have the fair value of their Shares appraised by the Delaware Court of Chancery and paid to them in cash, if such Stockholders follow the procedures set forth under Delaware law. Holders of record of Shares who desire to exercise such appraisal rights must satisfy all of the conditions contained in Section 262 of the DGCL, the full text of which section is attached to this Proxy Statement as Annex C. A written demand for appraisal of the Shares owned by a Stockholder seeking payment must be delivered to DavCo by such Stockholder before the taking of the vote on adoption of the Merger Agreement. Any such demand should be directed to DavCo Restaurants, Inc., 1657 Crofton Boulevard, Crofton, MD 21114, Attention: Secretary. This written demand must be separate from any proxy or vote abstaining from or voting against adoption of the Merger Agreement. Voting against adoption of the Merger Agreement, abstaining from voting or failing to vote with respect to adoption of the Merger Agreement will not constitute a demand for appraisal within the meaning of
Section 262. FAILURE TO TAKE ANY OF THE STEPS REQUIRED UNDER SECTION 262 MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The receipt of cash for Shares pursuant to the Merger or pursuant to the exercise of appraisal rights will be taxable transactions for United States federal income tax purposes and also may be taxable transactions for state, local, foreign and other tax purposes. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES." STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS.

MARKET INFORMATION


    The Shares are traded on the American Stock Exchange ("ASE") under the symbol "DVC." On September 4, 1997, the last day of trading prior to the public announcement of the September 5 Proposal (as hereafter defined), the closing price for the Shares was $13.38 per Share. On October 21, 1997, the last day of trading prior to the public announcement of the execution of the Merger
Agreement, such closing price was $18.06 per Share. On February   , 1998, the
last full day of trading at the time of printing of this Proxy Statement, such
closing price was $      per share.


    For historical information on prices for the Shares, see "MARKET PRICES AND DIVIDENDS ON THE SHARES."

CERTAIN LITIGATION CHALLENGING THE MERGER

    Two purported class actions were filed in September, 1997 against DavCo, its Board of Directors and CVC in connection with the Merger. Plaintiffs in these actions charge that the September 5 Proposal is, or consummation thereof would be, wrongful, unfair and in breach of the individual defendants' fiduciary duties. According to the plaintiffs, the price range referenced in the September 5 Proposal is grossly inadequate, DavCo is poised for significant growth and earnings, the September 5 Proposal would be consummated without an auction of the Company or other market check, and the defendants allegedly possess non-public information concerning the condition and prospects of DavCo.

    A third purported class action was filed in November, 1997 against DavCo and its Board of Directors. Plaintiff in this action charges that the Board of Directors breached its fiduciary duties in approving the Merger and that the per Share price payable to Stockholders in the Merger is unfair. According to the plaintiff, the per Share price is not the result of arm's-length negotiation, the Board of Directors has failed to consider other alleged offers including an alleged offer by Wendy's of as much as $25 per Share, the timing of the Merger is unfair because the Company is now experiencing increasing growth and success, and the Company's management possesses material non-public information concerning the Company's assets, businesses and future prospects.

    Defendants contest each of these claims. While the complaints in these purported class actions seek preliminary and permanent injunctive relief against the Merger, unspecified monetary damages and other relief, no proceedings to obtain such injunctive relief have occurred. See "SPECIAL FACTORS--Certain Litigation Challenging the Merger."

                                  INTRODUCTION


    This Proxy Statement is being furnished to the Stockholders in connection with the solicitation by the Board of Directors of proxies from the Stockholders for use at the Special Meeting to be held at DavCo's principal office at 1657 Crofton Boulevard, Crofton, Maryland 21114, on March 24, 1998, at 10:00 a.m., eastern time, and at any adjournments or postponements thereof. This Proxy Statement, the attached Notice of Special Meeting and the enclosed form of proxy
are first being mailed to the Stockholders on or about February   , 1998.


    DavCo's principal executive offices are located at 1657 Crofton Boulevard, Crofton, Maryland 21114. Its telephone number is (410) 721-3770.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the Special Meeting, the Stockholders will be asked to consider and vote upon a proposal to adopt the Merger Agreement. If the requisite votes in favor of the proposal are obtained and certain other conditions are satisfied or, where permissible, waived, the terms of the Merger Agreement provide, among other things, that: (i) DAC Sub will be merged with and into DavCo and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held at the Effective Time in DavCo's treasury, by any subsidiary of DavCo, by DAC or by DAC Sub, which will be canceled without payment, and other than Shares in respect of which appraisal rights have been perfected properly under Delaware law) will be converted into the right to receive $20.00 in cash, without interest. It is currently anticipated that the Merger will occur as promptly as practicable after adoption of the Merger Agreement by the Stockholders at the Special Meeting and the satisfaction or, where permissible, waiver of the other conditions to the consummation of the Merger. There can be no assurance that, even if the requisite Stockholder approval is obtained, the other conditions to the Merger will be satisfied or waived, or that the Merger will be consummated. See "SPECIAL FACTORS--Risk that the Merger Will Not Be Consummated." A copy of the Merger Agreement is attached to this Proxy Statement as Annex A. For additional information concerning the terms and conditions of the Merger, see "THE MERGER."

    DAC and DAC Sub are newly formed entities organized by the Affiliated Stockholders for the purpose of effecting the transactions described in this Proxy Statement. Upon consummation of the Merger, DavCo will become a wholly-owned subsidiary of DAC. Prior to the Effective Time of the Merger, DAC is expected to be owned entirely by the Affiliated Stockholders. See "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES."

    The Board of Directors unanimously approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, all of the Stockholders, including the Unaffiliated Stockholders, and has recommended that the Stockholders vote in favor of adoption of the Merger Agreement and approval of the Merger. For a discussion of the factors considered by the Board of Directors in reaching it conclusions, see "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors." For a description of certain interests of certain of DavCo's directors and officers that may have presented them with actual or potential conflicts of interest in connection with the Merger, see "SPECIAL FACTORS--Background of the Merger," "--Purpose of the Merger" and "-- Interests of Certain Persons in the Merger; Conflicts of Interest."

VOTING AT THE SPECIAL MEETING


    The Board of Directors has fixed the close of business on February 18, 1998, as the "Record Date" for determining the Stockholders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record of Shares as of the Record Date will be entitled to notice of and to vote at the Special Meeting. On the Record Date, there were 6,428,821 Shares, held by approximately 48 holders of record, outstanding and entitled to vote. The Company is unaware of any fractional shares outstanding. Stockholders may cast one vote per Share, either in person or by properly executed proxy, on each matter to be voted on at the Special Meeting.

    Under the provisions of the DGCL, the affirmative vote of the Stockholders entitled to cast at least a majority of the votes that all Stockholders are entitled to cast with respect to the Merger Agreement is required to adopt the Merger Agreement. Pursuant to DavCo's Restated Certificate of Incorporation and the terms of the Merger Agreement, consummation of the Merger also requires the affirmative vote of a majority of the outstanding Shares that are held by the Unaffiliated Stockholders. The presence of a majority of the Shares entitled to vote, represented in person or by proxy, is necessary to constitute a quorum at the Special Meeting. As of the Record Date, the Affiliated Stockholders may be deemed to have beneficially owned an aggregate of 4,659,350 Shares, constituting approximately 66.8% of the Shares outstanding on such date. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest" and "SECURITY OWNERSHIP OF THE COMPANY."

    In the event that less than a majority of the outstanding Shares owned by Unaffiliated Stockholders are voted for the Merger and there are Unaffiliated Stockholders who did not deliver a proxy or otherwise vote at the Special Meeting and whose shares, if voted in favor of the Merger, would cause such requisite majority vote to be obtained, it is expected that the Special Meeting will be adjourned and additional proxies from those Unaffiliated Stockholders who have not previously delivered a proxy or otherwise voted at the Special Meeting will be solicited until such time as a definitive vote is obtained. Discretionary authority under a proxy will not be used to vote such proxy in favor of any adjournment.

    As of the Record Date, the Company believes that Unaffiliated Stockholders held 2,236,330 Shares, the affirmative vote of 1,118,166 of which Shares is required to adopt the Merger Agreement. This special voting requirement has the effect of neutralizing the ability of the Affiliated Stockholders that otherwise would exist (but for the provisions of the Restated Certificate of Incorporation and the Merger Agreement) to control the outcome of the vote through their majority ownership of Shares. The Unaffiliated Stockholders who hold a majority of the outstanding Shares held by Unaffiliated Stockholders will have the power to decide whether or not to adopt the Merger Agreement. See "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" and "THE MERGER-- Stockholder Adoption of the Merger Agreement."

    Votes cast in person or by proxy at the Special Meeting will be tabulated by The Bank of New York (the "Transfer Agent"), which will determine whether a quorum is present. The Transfer Agent will treat abstentions as Shares that are present and entitled to vote. In addition, if a broker submits a proxy indicating that it does not have discretionary authority as to certain Shares to vote on a particular matter, those Shares will not be treated as present and entitled to vote for purposes of determining the approval of such matter, but will be treated as present for purposes of determining whether a quorum is present at the Special Meeting.

    THE MERGER CONSTITUTES A MATTER OF GREAT IMPORTANCE TO STOCKHOLDERS. IF THE MERGER AGREEMENT IS ADOPTED AND THE MERGER IS CONSUMMATED, THE OWNERSHIP INTERESTS IN THE COMPANY OF THE STOCKHOLDERS (OTHER THAN THE ONGOING INTERESTS OF THE AFFILIATED STOCKHOLDERS THROUGH THEIR OWNERSHIP OF DAC) WILL CEASE IN EXCHANGE FOR THE RIGHT TO RECEIVE A CASH PAYMENT OF $20.00 PER SHARE OR TO PURSUE APPRAISAL RIGHTS. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CONSIDER CAREFULLY THE INFORMATION PRESENTED IN THIS PROXY STATEMENT.

PROXIES

    All Shares represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, and not revoked before their use, will be voted in accordance with the instructions thereon. If no instructions are given, properly executed proxies will be voted FOR adoption of the Merger Agreement. If any other matters are properly presented to the Special Meeting or any adjournments or postponements thereof, the persons named in the enclosed form of proxy as acting thereunder will have discretion to vote on such matters in accordance with their best judgment. The Company does not know of any matters other than the adoption of the Merger Agreement that will be presented at the Special Meeting.

    A Stockholder who has given a proxy may revoke it at any time before it is voted at the Special Meeting, or any postponements or adjournments thereof, by filing with the Secretary of the Company, at the address of the Company set forth on the first page of this Proxy Statement, a written revocation bearing a later date than the proxy being revoked, or by submission of a validly executed proxy bearing a later date than the proxy being revoked, or by attending the Special Meeting, or any postponements or adjournments thereof, and voting in person (although attendance at the Special Meeting, or any postponements or adjournments thereof, will not in and of itself constitute revocation of a proxy).

    In the event that less than a majority of the outstanding Shares owned by Unaffiliated Stockholders are voted for the Merger and there are Unaffiliated Stockholders who did not deliver a proxy or otherwise vote at the Special Meeting and whose shares, if voted in favor of the Merger, would cause such requisite majority vote to be obtained, it is expected that the Special Meeting will be adjourned and additional proxies from those Unaffiliated Stockholders who have not previously delivered a proxy or otherwise voted at the Special Meeting will be solicited until such time as a definitive vote is obtained. Adjournment of the Special Meeting is expected under such circumstances because the Affiliated Stockholders have indicated to the Company that, in the event that less than a majority of the Shares owned by Unaffiliated Stockholders are voted for the Merger and there are Unaffiliated Stockholders who did not deliver a proxy or otherwise vote at the Special Meeting and whose shares, if voted in favor of the Merger, would cause such requisite majority vote to be obtained, they would vote for adjournment of the Special Meeting. If the Special Meeting is postponed or adjourned, a Stockholder who has given a proxy may revoke it any time before it is voted at any postponement or adjournment of the Special Meeting in the manner set forth above. Discretionary authority under a proxy will not be used to vote such proxy in favor of any adjournment.

    Proxies are being solicited by and on behalf of the Board of Directors. The Company will bear the cost of the Special Meeting and the cost of soliciting proxies therefor, including the cost of printing and mailing the proxy material. In addition to the solicitation of proxies by mail, the Company may utilize the services of some of its directors, officers and regular employees (who will receive no compensation therefor in addition to their regular remuneration) to solicit proxies personally or by telephone, telegram or other form of wire or facsimile communication. The Company intends to request brokers and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of Shares held of record by such persons. The Company will reimburse such brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection therewith.

    In connection with the Merger, the Stockholders have the right to exercise appraisal rights if they (i) do not vote for the adoption of the Merger Agreement, (ii) deliver a written demand for appraisal to the Company prior to the taking of a vote on the Merger Agreement at the Special Meeting, or any postponements or adjournments thereof, and (iii) otherwise comply with the requirements of Section 262 of the DGCL, a copy of which is included in this Proxy Statement as Annex C. See "APPRAISAL RIGHTS" for a summary of the rights of Stockholders to demand appraisal and a description of the procedure required to be followed to exercise such rights.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    The following statements are or may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"):

    (i) Certain statements, including possible or assumed future results of operations of DavCo contained in "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC," "SPECIAL FACTORS--Opinion of Financial Advisor," "SPECIAL FACTORS-- Purpose of the Merger," "SPECIAL FACTORS--Certain Effects of the Merger," "SPECIAL FACTORS--Plans for the Company after the Merger," "SPECIAL FACTORS--Risk that the Merger will not be Consummated," "SPECIAL FACTORS--Certain Risks in the Event of Bankruptcy," and "SPECIAL FACTORS--Certain Projections" including any forecasts, projections and certain statements incorporated by reference from documents filed with the Securities and Exchange Commission by DavCo, and including any statements contained herein or therein regarding the development of possible or assumed future results of operations of DavCo's businesses, the markets for DavCo's services, anticipated capital expenditures, regulatory developments, competition or the effects of the Merger;

    (ii) any statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends" or similar expressions; and

    (iii) other statements contained or incorporated by reference herein regarding matters that are not historical facts.

    Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements; factors that could cause actual results to differ materially include, but are not limited to, assumptions with respect to restaurant industry performance, food and supply costs (including fresh beef in particular), labor costs and relations and assessments and other matters which are beyond the control of DavCo. Stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date thereof.

    The independent public accountants for DavCo have not examined or compiled the accompanying forward-looking statements or any forecasts or other projections referred to herein and, accordingly, do not provide any assurance with respect to such statements.

    The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by DavCo or persons acting on its behalf. DavCo undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

    On August 9, 1993, DavCo completed its initial public offering of 2,600,000 Shares at an initial price to the public of $12.00 per Share. The Shares traded between a high price of $18.50 per Share and a low price of $6.69 per Share until the announcement of the September 5 Proposal (as hereafter defined).


    At various times after DavCo's initial public offering, the Board of Directors discussed its concern over the prices at which the Shares were trading in view of the Shares' initial public offering price, the performance of the public markets generally and the Company's results of operations over this time. The Board of Directors also took measures to improve the price levels at which the Shares were trading. These measures included the implementation of a stock repurchase program in May 1996, the relisting of the Company's Shares from the NASDAQ National Market System to the American Stock Exchange in December 1996 and, generally, the Company's acquisitions of Southern Hospitality Corporation in September 1994 and certain Friendly's restaurants in July 1997. These measures generally failed to produce significant improvement in the Shares' trading price. In addition, in view of the position of CVC with respect to third party sale transactions and the limitations placed on the transfer of the Company's capital stock and the Company's operations by its franchise and development agreements with Wendy's, the Board did not consider additional business combinations or other strategic alternatives. See "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC."


    On July 28, 1997, Mr. Knief telephoned Mr. Rothstein to discuss whether Messrs. Kirstien and Rothstein would be interested in investigating with CVC the feasibility of a "going private" transaction involving the Company. Messrs. Kirstien, Rothstein and Knief discussed the idea further in person on the evening of July 29, 1997.

    Following the conclusion of the July 30, 1997 Board meeting, Messrs. Kirstien, Rothstein and Knief told the other members of the Board of Directors that they were considering the possibility of a "going private" transaction in which Messrs. Kirstien and Rothstein and CVC would form an entity to acquire ownership of the entire equity interest in DavCo. Following the July 30, 1997 meeting, Messrs. Kirstien and Rothstein and representatives of CVC had numerous telephone discussions about the feasibility of such a transaction.

    Over the period of August 13, 14 and 15, 1997, Messrs. Kirstien, Rothstein and Knief met with several investment and commercial banks (including GAF) to discuss the feasibility of arranging financing for a transaction and continued to discuss among themselves the structure and terms of such a transaction.

    On September 5, 1997, Mr. Kirstien made a written proposal on behalf of himself, Mr. Rothstein and CVC to the Board of Directors to acquire the Shares of DavCo (other than certain Shares owned by them) for a cash price of $18.00 to
20.00 per Share (the "September 5 Proposal"). The Company believes that the $18.00 to 20.00 per Share price range of the September 5 Proposal reflected the view of Messrs. Kirstien and Rothstein and CVC that a price within that range represented a substantial premium over the Shares' historic trading prices and would be supported by the Unaffiliated Stockholders; that, after discussions with investment and commercial banks regarding financing for the transaction, the price range created a prudent capital structure for the Company giving effect to the transaction and related financing; that the price range reflected appropriate market multiples for the Shares; and that the price range reflected desirable return parameters on the equity to be contributed to the transaction by Messrs. Kirstien and Rothstein and CVC. The Company believes that in establishing the price range Messrs. Kirstien and Rothstein and CVC also considered the degree of control of the Company's business by Wendy's, the Company's principal franchisor, and the history of the Company's relationship with Wendy's. The Company believes that the proponents of the September 5 Proposal did not undertake any formal, third party valuation of DavCo in formulating the September 5 Proposal. The September 5 Proposal was subject to certain conditions, including successful negotiation of a definitive merger agreement, procurement of necessary financing, regulatory approvals and approval of DavCo's Board of Directors. The Company made a public announcement of the September 5 Proposal on the same day.

    Following the public announcement of the September 5 Proposal, DavCo interviewed several investment banking firms to advise the Board of Directors on the fairness, from a financial point of view, of the September 5 Proposal. On September 10, 1997, the Company retained Equitable Securities Corporation ("--Equitable") as financial advisor to the Board of Directors concerning the September 5 Proposal. See "Opinion of Financial Advisor."

    On September 17, 1997, at its regularly scheduled meeting, the Board of Directors reviewed and gave preliminary consideration to the September 5 Proposal. In the course of the September 17, 1997 meeting, the Board of Directors met both with and without Messrs. Kirstien and Rothstein and Mr. Knief and Charles E. Corpening, both of whom are officers of CVC, (Messrs. Kirstien, Rothstein, Knief and Corpening being referred to herein as the "Participating Directors" and the remaining directors being referred to as the "Non-Participating Directors"), excusing the Participating Directors for portions of the meeting while the Non-Participating Directors who were present considered various aspects of the September 5 Proposal with Dechert Price & Rhoads, special counsel to the Board ("Special Counsel"). See "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC" for a discussion of the credentials of the Non-Participating Directors in understanding the terms and evaluating the fairness of the September 5 Proposal. During the meeting, Messrs. Kirstien, Rothstein and Knief advised the Board of certain contacts that DavCo and CVC had had with Wendy's International, Inc. ("Wendy's") on August 12, 19 and 25 and September 7, 1997 and by correspondence of September 12, 1997, with respect to, among other things, certain concerns Wendy's had about the September 5 Proposal and the possible acquisition of DavCo by Wendy's. See "--Past Contacts with Wendy's." The Company believes that Wendy's contacts were with Messrs. Kirstien and Rothstein and, through Mr. Knief, CVC because they are stockholders holding a controlling interest in DavCo, and because Wendy's regularly discussed issues relating to the business and operations of DavCo with Messrs. Kirstien and Rothstein. Each of Messrs. Kirstien, Rothstein and Knief is also both a director of DavCo and an Affiliated Stockholder. For a discussion of certain conflicts of interest of Messrs. Kirstien, Rothstein and Knief, see "Interests of Certain Persons in the Merger; Conflicts of Interests."

    At the conclusion of the September 17, 1997 meeting, the Non-Participating Directors who were present advised Messrs. Kirstien, Rothstein, Knief and Corpening that the Board would be prepared to consider formally the September 5 Proposal only if the September 5 Proposal were modified to confirm the offer price at $20 per Share. The Board indicated no acceptance of the price range or a $20.00 per Share price. The Board ratified and approved at the September 17, 1997 meeting the retention of Equitable as financial advisor to the Board and directed Equitable to consider the Merger at a $20 per share offer price. The Board also ratified and approved the retention of Dechert Price & Rhoads as Special Counsel, and directed Special Counsel to begin negotiation of the terms of a definitive merger agreement for the transactions contemplated by the September 5 Proposal with counsel to Messrs. Kirstien, Rothstein and CVC.

    During the period from September 17, 1997 to October 1, 1997, Messrs. Kirstien and Rothstein and representatives of CVC continued to pursue arrangements for financing the Merger. During this time, Special Counsel also continued negotiations of the terms of the transaction and a definitive merger agreement and Equitable continued its due diligence investigations of DavCo.

    On October 1, 1997, the Board held a special meeting at which Equitable made a presentation on the procedures and financial analyses it proposed to use in valuing the Shares and developing its opinion on the fairness of the Merger. See "--Opinion of Financial Advisor." Equitable answered questions and received input from the Board on its proposed procedures and methodologies. Special Counsel reviewed with the Board the status of negotiations on the terms of a definitive merger agreement. In the course of the meeting, Messrs. Kirstien, Rothstein and Knief also updated the Board on certain discussions with Wendy's on September 18, 1997. See "--Past Contacts with Wendy's." The Board also reviewed the terms of a proposed financing commitment from GAF obtained by Messrs. Kirstien and Rothstein and CVC. The Company believes that the Affiliated Stockholders selected GAF based on the competitiveness of its terms, including with respect to quoted commitment and other fees and amortization and interest rates. See "FINANCING OF THE MERGER" for a discussion of the terms of the GAF financing. During the October 1, 1997 meeting, the Non-Participating Directors met both with and without the Participating Directors and with and without Equitable, excusing the Non-Participating Directors or Equitable at various times as it considered the September 5 Proposal, the financing commitment and the Equitable presentation.

    At the conclusion of the October 1, 1997 meeting, the Non-Participating Directors advised Messrs. Kirstien, Rothstein and Knief that the financing commitment from GAF, although generally satisfactory, included certain conditions to the financing that were unacceptable to the Non-Participating Directors. These conditions related to GAF's request for Wendy's consent to the Merger and financing and broad financial and business due diligence requirements. The Board did approve the payment by DavCo of certain commitment and other fees in connection with the GAF financing commitment. In addition, the Non-Participating Directors instructed Special Counsel to obtain specific assurances in the definitive merger agreement that Messrs. Kirstien and Rothstein and CVC had no present plan or intention to sell all or part of DavCo after completing the Merger and that they were not aware of any information relating to DavCo and not publicly disclosed that would have a material positive effect on the value of DavCo.

    During the period from October 1, 1997 to October 21, 1997, Messrs. Kirstien and Rothstein and representatives of CVC continued to negotiate the financing commitment of GAF, and succeeded in eliminating the conditions that the Non-Participating Directors had found unacceptable. On October 17, 1997, a definitive Commitment was received from GAF. During this period, Special Counsel and counsel to Messrs. Kirstien, Rothstein and CVC continued negotiation of a definitive merger agreement, which included the assurances requested by the Non-Participating Directors.

    On October 21, 1997, the Board held a special meeting at which the terms of a final merger agreement were reviewed with Special Counsel. Messrs. Kirstien, Rothstein and Knief confirmed that the price would be $20 per share, as required by the Board to consider the September 5 Proposal (the September 5 Proposal, as so modified, being referred to as the "Proposal"). At the meeting, Equitable gave an oral presentation to the Board and its oral opinion, subsequently confirmed in writing, that the cash consideration offered in the Proposal is fair to the Unaffiliated Stockholders from a financial point of view. See "--Opinion of Financial Advisor." Based upon the Equitable opinion and upon consideration of the terms of the merger agreement, the Board voted unanimously (with the Non-Participating Directors voting unanimously and the Participating Directors abstaining) to approve the Merger Agreement and to recommend that the Stockholders vote in favor of adoption of the Merger Agreement and approval of the Merger. For a discussion of the Board's analysis, see "--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC." On the evening of October 21, 1997, the Merger Agreement was executed on behalf of DavCo, DAC and DAC Sub.

    On October 22, 1997, DavCo made a public announcement of the execution of the definitive Merger Agreement.

PAST CONTACTS WITH WENDY'S

    During the Company's two previous fiscal years, Messrs. Kirstien and Rothstein and representatives of CVC have had communications with representatives of Wendy's both in connection with the Company's operations as a Wendy's franchisee (see "BUSINESS") and at certain times to discuss the possibility of an acquisition of DavCo by Wendy's.

    On August 23, 1996, representatives of DavCo, including Messrs. Kirstien, Rothstein, Knief, Winokur, David J. Norman, a partner in a law firm acting as general outside counsel to DavCo, and Ray Harlin, a partner of Arthur Anderson LLP, the Company's external auditors, met with representatives of Wendy's, including Gordon Teter, President of Wendy's, W. Stephen Wirt, Vice President for franchising of Wendy's, and Larry N. Nelson, Vice President and Assistant General Counsel of Wendy's to discuss certain issues and resolve potential disputes with respect to the Company's franchise agreements with Wendy's. The parties discussed, among other alternatives, the concentration of the Company's Wendy's franchises in its Mid-Atlantic market and neighboring markets. Wendy's indicated that another alternative would be the acquisition of DavCo by Wendy's, suggesting per Share consideration in the range of $15 to $16, to be reduced by the amount of outstanding Company debt (yielding net consideration per share of approximately $10). However, Mr. Teter indicated that Wendy's had not analyzed the Company sufficiently to enable Wendy's to make a firm offer at that time. At the time, the market price for the Company's common stock was $8.81 per share. Upon being informed of Wendy's interest, Mr. Knief indicated to representatives of DavCo that CVC generally had no interest in disposing of its investment in DavCo, but that in order for CVC to consider selling its DavCo investment, a buyer would have to offer CVC a price that reflected a very substantial premium, and that such a premium price would have to be $30 or more per Share.


    Approximately one year later, in June 1997, Mr. Knief received an unsolicited telephone call (which Wendy's later indicated to the Company was not a call authorized by Wendy's) from an investment banking firm inquiring as to CVC's interest in a transaction for the sale of DavCo to Wendy's. Mr. Knief again indicated that CVC wanted to continue holding its DavCo investment and would consider a sale only at a very substantial premium price, suggesting again that such a price would be $30 or more per Share. During June 1997, the Shares traded at market prices between $9.37 and $11.50 per Share.

    On or about August 12, 1997, Mr. Rothstein spoke by telephone with Mr. Teter to inform Mr. Teter of the possibility of a buy out transaction led by Messrs. Kirstien and Rothstein and CVC. Among other concerns, Mr. Teter expressed concern regarding the amount of debt that would have to be incurred by DavCo to complete such a transaction.

    On or about August 19, 1997, Mr. Teter contacted Mr. Rothstein to indicate that Wendy's might have an interest in acquiring DavCo and to arrange a meeting for August 27, 1997 at the offices of J.P. Morgan ("J.P. Morgan"), a financial advisor to Wendy's, with Messrs. Kirstien and Rothstein and representatives of CVC to discuss a possible transaction. During this conversation, Mr. Rothstein understood Wendy's to be indicating interest in a transaction in the $25 per Share range. Mr. Rothstein did not understand, however, whether the $25 per Share range represented the actual consideration to be received by Stockholders or whether, as with Wendy's indication of interest in August 1996, such amount would be reduced by the amount of outstanding Company debt (yielding net consideration per Share of approximately $19). On August 19, 1997, the market price for the Shares was $13.00 per Share.

    Following the August 19 conversation with Mr. Teter, Mr. Rothstein contacted Mr. Knief to inform CVC of his understanding of Wendy's interest and to find out whether CVC was willing to meet under those circumstances. Mr. Knief indicated to Mr. Rothstein that CVC generally was not interested in selling its investment in DavCo and that, at a price of $25 per Share, CVC would rather be a buyer than a seller of DavCo Shares. Mr. Knief indicated that CVC would be interested in being a seller of its DavCo Shares only at $30 or more per Share and would be willing to meet with Wendy's to discuss a transaction at that price. Mr. Rothstein related this message to Mr. Teter.

    On August 25, 1997, Mr. Teter telephoned Mr. Rothstein to indicate that there would be no point in meeting if CVC would only be willing to sell its Shares at a price of $30 or more per Share. The proposed August 27, 1997 meeting was canceled. During this conversation or in a subsequent one, Mr. Rothstein asked Mr. Teter for clarification of Wendy's interest in DavCo, and Mr. Teter indicated that there must have been a misunderstanding of the August 19 conversation, as Mr. Teter did not believe any discussion of a price range for a possible transaction had taken place.

    On or about September 7, 1997, a representative of J.P. Morgan contacted William T. Comfort, Jr., the Chairman of CVC, to indicate Wendy's interest in a meeting with Mr. Comfort. Over the next four days,

Mr. Teter, Mr. Comfort, Mr. Rothstein and representatives of J.P. Morgan had brief discussions in order to schedule a meeting between Mr. Teter and Mr. Comfort on September 18, 1997. No terms of any potential transaction were discussed during these telephone calls.

    On September 12, 1997, Wendy's wrote the following letter to DavCo in which it raised concerns about the September 5 Proposal:

                                             September 12, 1997

    DavCo Restaurants, Inc.

    Harvey Rothstein

    Ron Kirstien

    1657 Crofton Boulevard

    Crofton, MD 21114

    Re: DavCo

    Gentlemen:

        It is our understanding that a restructuring of DavCo is being considered that would result in a substantial increase in the financial obligations of DavCo. While we do not know the details of this proposed transaction, Wendy's is preliminarily concerned with several aspects of such a proposal. We would like to discuss with you the specifics of the transaction in order to better understand the impact on our franchisee and its Wendy's business.

        As you know, Wendy's has various contractual rights which may be affected by the proposal, including without limitation, various rights of consent and first refusal. It is imperative that we have a clear understanding of the proposed transaction or series of transactions so that we can assess those rights. Wendy's expressly reserves all of its rights and remedies under the Development Agreement and the Unit Franchise Agreements and the various consents and modifications to those documents, including without limitation, the Letter of Intent dated April 28, 1997.

        Any transaction that substantially increases the obligations of the company, especially so as to provide a dividend stream to a shareholder, is of major concern to Wendy's. Wendy's is concerned that the proposed transaction could render DavCo incapable of timely meeting its obligations to Wendy's and other creditors as they become due and in the ordinary course of business. These obligations include, without limitation, payment obligations, development obligations, and operational and other performance obligations. Any such plan to increase debt or divert the cash flow from the business is in our view a short-term focus on the business which we believe may be detrimental to the long-term success of the franchise. It should be noted also that the unique involvement of a financial institution continues to run contrary to Wendy's policies regarding personal liability and direct ownership by individuals; to the extent security interests are taken by other institutions or their affiliates, they should understand this policy and Wendy's intent to enforce it.

        Based on the publicly available information, it appears to us that the proposed transaction is designed to enrich your largest shareholder at the expense of your financial stability. In view of the fact that you are an important franchisee, we are seriously concerned about the proposed transaction.

        We look forward to receiving a detailed understanding of the transaction so that we might work together in the best interest of DavCo.

                                             Sincerely,

                                             WENDY'S INTERNATIONAL,
                                             INC.

                                             Larry N. Nelson

                                             Vice President and

                                             Assistant General Counsel

    On September 18, 1997, Messrs. Comfort, Knief and Corpening met with Mr. Teter and Fritz Reed, General Counsel and Chief Financial Officer of Wendy's, to discuss the September 5 Proposal and the concerns expressed in Wendy's September 12, 1997 letter.

    On October 24, 1997, Mr. Kirstien wrote the following letter with respect to the Wendy's letter of September 12, 1997:

                                             October 24, 1997

    Larry N. Nelson

    Vice President and Assistant General Counsel

    Wendy's International, Inc.

    P.O. Box 256

    Dublin, OH 43017

    Dear Larry:

        This will acknowledge receipt of your letter of September 12, 1997.

        As you know, DavCo has announced that it has agreed to a transaction which would result in the purchase of all of DavCo's public shares at a price of $20 per share. The proposed transaction would be accomplished through a merger and would be financed with a bank loan from a single financing source which would fully comply with all of our contractual obligations with Wendy's.

        While we understood your expressed concern for DavCo and its shareholders, I am sure that you understand that Harvey and I believe that the transaction will be good for our shareholders and for DavCo. We are fully aware of our obligations to Wendy's and other creditors and intend to fulfill them as we have prior to this transaction.

        In your letter you have alleged that Wendy's has various rights of consent and first refusal as well as "rights and remedies" under various agreements which may be applicable to this transaction. We are unable to find any basis for any claim to a right of consent or first refusal. If you believe that you may have such rights, we would appreciate it if you could tell us the basis for such claim. We also do not understand your reference to other "rights and remedies." If you believe that our proposal would violate any of these agreements or give rise to any rights or remedies, we would again ask if you would point to the relevant provisions and explain the applicability.

                                             Very truly yours,

                                             Ronald D. Kirstien

    On November 5, 1997, Wendy's wrote the following letter to DavCo with respect to the September 12, 1997 and the October 24, 1997 correspondence between Wendy's and DavCo:

                                             November 5, 1997

    DavCo Restaurants, Inc.

    Harvey Rothstein

    Ron Kirstien

    1657 Crofton Boulevard

    Crofton, MD 21114

    Gentlemen:

        I am in receipt (as of October 27, 1997) of Ron Kirstien's letter dated October 24, 1997, requesting that Wendy's provide specifics as to the rights which it asserts in the pending transaction whereby DavCo Restaurants, Inc. ("DavCo") would go private.

        It is our understanding that the interest of Citicorp Venture Capital, Ltd. ("CVC") will be transferred and at least 20% of DavCo will be owned by a party other than CVC, which raises issues with respect to Wendy's rights. However, until DavCo has provided Wendy's with copies of all relevant documents (including the executed Merger Agreement with exhibits, the specific terms of financing and completed proxy statement), a clear understanding of the specific ownership of DavCo Acquisition Holding, Inc. (pre and post-merger), and a clarification of how that entity purports to acquire shares which are not held by the public, it is impossible for Wendy's to properly assess all of its rights. Wendy's has made a request for detailed information concerning the transaction in my letter of September 12, 1997 and to date has received only a draft proxy statement (with much of the information material to Wendy's left blank) and none of the other documents related to the transaction.

        Be advised that Wendy's expressly reserves all of its rights under the existing agreements (including, without limitation, any right it has to review and comment on information, consent to any change in the franchisee of the franchise structure, or to exercise any right of first refusal), until it has a reasonable opportunity to examine all documents and understand the transaction in its entirety. Upon receipt of the relevant documents and a detailed understanding of the ownership of DavCo Acquisition Holding, Inc., and its acquisition of DavCo shares, we would be happy to respond to your request and promptly address any rights Wendy's may have.

                                             Sincerely,

                                             WENDY'S INTERNATIONAL,
                                             INC.
                                             Larry N. Nelson
                                             Vice President and
                                             Assistant General Counsel

    On December 22, 1997, Wendy's wrote the following letters to each of DavCo and CVC, respectively:

                                               December 22, 1997

     DavCo Restaurants, Inc.
     Mr. Harvey Rothstein
     Mr. Ronald D. Kirstien
     1657 Crofton Boulevard
     Crofton, MD 21114

     Gentlemen:

         In my letters to you of September 12, 1997 and November 5, 1997, I advised you that Wendy's might have significant concerns with respect to the proposed transaction (the "Transaction") by which you propose to take DavCo Restaurants, Inc. ("DavCo") private. At the time of those letters, Wendy's did not have all the information it needed to form a clear understanding of the Transaction in its final form.

         Since then, we have reviewed the materials filed by DavCo with the Securities and Exchange Commission on November 19, 1997, including the Proxy Statement and related exhibits; and based upon those documents, it is now apparent that the Transaction is prohibited by the Unit Franchise Agreements ("UFAs") between Wendy's and DavCo (as modified in part by Paragraph 6.4 of the August 3, 1993 Consent and Waiver Agreement). In addition, that portion of the Transaction under which Citicorp Venture Capital, Ltd. ("CVC") will transfer DavCo shares to the new entity, DavCo Acquisition Holding, Inc. ("DAC") is prohibited, absent a waiver of Wendy's right of first refusal, by Paragraph 4.2.B.(iii) of the April 28, 1997 Letter of Intent between Wendy's on the one hand, and DavCo, MDF, Inc., Southern Hospitality Corporation, CVC, and you individually, on the other hand (the "Letter of Intent"). We have written separately to CVC regarding Wendy's rights under the Letter of Intent, and a copy of that letter is enclosed.

         Violation of these provisions, as the Transaction contemplates, would result in immediate, significant, and irreparable harm to Wendy's. We would prefer to work with you as we have in the past to address the concerns that Wendy's has about the Transaction. In particular, the creation of DAC to be the new sole shareholder of DavCo raises significant concerns for Wendy's, including, for example, issues relating to the acquisition of new Wendy's franchises by DAC; the conditions under which DAC could offer stock to the public; and the ownership and transfer of equity interests in DAC by DAC or its stockholders. We believe this also raises concerns for DavCo.

         We believe that Wendy's and DavCo's concerns can and should be addressed by an agreement which establishes the applicability of certain provisions of existing agreements to DAC. Without an agreement on these issues, Wendy's would have no choice but to rely on the rights it has as a result of the Transaction.

         In light of the timing proposed in the Proxy Statement for approval and consummation of the Transaction, this issue requires your immediate attention. We look forward to your reply.

                                               Sincerely,
                                               WENDY'S INTERNATIONAL,
                                               INC.
                                               Larry N. Nelson
                                               Vice President and
                                               Assistant General Counsel

                                                December 22, 1997

       William T. Comfort, Jr.
       Chairman, Citicorp Venture
        Capital, Ltd.
       399 Park Avenue
       14th Floor, Zone 4
       New York, NY 10043

       Dear Mr. Comfort:

           I am sure you are aware of my letters of September 12, 1997 and November 5, 1997 to DavCo Restaurants, Inc. ("DavCo") and Messrs. Rothstein and Kirstien, regarding Wendy's concerns about, and rights with respect to, the proposed transaction for taking DavCo private (the "Transaction"). At the time of those letters, Wendy's did not have all the information it needed to form a clear understanding of the Transaction in its final form. As a result of our review of additional information, Wendy's has concluded that it has valid and enforceable rights which would be violated if the Transaction is consummated as proposed. We have advised DavCo of our position on this matter by letter dated December 22, 1997, a copy of which is attached.

           Specifically with respect to Citicorp Venture Capital, Ltd. ("CVC"), please be advised that the transfer of CVC's DavCo shares to DavCo Acquisition Holding Inc. ("DAC") as contemplated under the Transaction, without a waiver of Wendy's right of first refusal, would constitute a violation of Paragraph 4.2.B.(iii) of the April 28, 1997 Letter of Intent to which CVC is a party. Wendy's would prefer to resolve this issue through agreement, along the lines described in our December 22, 1997 letter to DavCo. Any such agreement would require immediate action, given our understanding of the proposed timetable for approval and consummation of the transaction. I therefore, look forward to your prompt reply.

                                                Sincerely,

                                                WENDY'S INTERNATIONAL,
                                                INC.
                                                Larry N. Nelson
                                                Vice President and
                                                Assistant General Counsel

    Following the Wendy's correspondence of December 22, 1997, David J. Norman, DavCo's General Counsel, had several brief telephone discussions variously with Dana Kline, Mr. Reed and Larry N. Nelson, each of the Wendy's General Counsel's Office, to schedule a telephone conference among Messrs. Kirstien and Rothstein, as representatives of DavCo and DAC, and representatives of Wendy's. On December 30, 1997, Messrs. Norman and Nelson had a brief telephone discussion to discuss the bases for Wendy's belief that the proposed Merger was prohibited by DavCo's existing agreements with Wendy's, and to establish an agenda for a telephonic meeting among DavCo's and Wendy's representatives to reach an agreement that would address each party's concerns. During the December 30, 1997 telephone conversation, Mr. Nelson identified Wendy's concerns as regarding DAC's compliance with DavCo's existing franchise obligations and restrictions on transfers of capital stock then applicable to DavCo, CVC, Mr. Rothstein and Mr. Kirstien. Mr. Norman indicated to Mr. Nelson that DavCo had no intention to use

DAC as a vehicle for avoiding existing franchise obligations and restrictions. On December 31, 1997, Messrs. Kirstien, Rothstein and Norman of DavCo and Messrs. Teeter, Reed and Nelson of Wendy's had a telephone conference call during which the concerns raised by Mr. Nelson in his telephone conversation of the previous day with Mr. Norman were reiterated. During this conference call, Mr. Kirstien confirmed that there was no intention on the part of the Affiliated Stockholders to use DAC as a vehicle for avoiding the Company's existing franchise obligations with Wendy's or the restrictions placed by DavCo's agreements with Wendy's on the transfer of DavCo's capital stock, and stated that, upon the effectiveness of the Merger, CVC and Messrs. Kirstien and Rothstein would cause DAC to become a co-franchisee with DavCo under the Wendy's franchise agreements and would agree to restrictions on the transfer of the capital stock in DAC similar to the existing restrictions on the transfer of DavCo's capital stock. Similarly, Mr. Kirstien indicated that DAC would not seek to acquire any other Wendy's franchisee without obtaining a waiver from Wendy's, unless otherwise permitted by the existing agreements with Wendy's.

    On January 7, 1998, Wendy's, DavCo, Southern Hospitality Corporation, DAC, CVC and Messrs. Kirstien and Rothstein entered into an agreement (the "January 7 Agreement") pursuant to which DAC, CVC and Messrs. Kirstien and Rothstein agreed with Wendy's that, in exchange for Wendy's consent to the Merger and upon the effectiveness of the Merger, they would comply with and be bound by DavCo's Development Agreement and Franchise Agreements with Wendy's and comply with certain Wendy's policies, as described above. For a description of DavCo's principal existing agreements with Wendy's, see "BUSINESS--Franchise and Development Agreements." In addition, for a discussion of the Board's consideration of the concerns raised by Wendy's in its contacts with DavCo, DAC and CVC, see "-- Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC."

FAIRNESS OF THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS; POSITION OF
  DAC


    THE BOARD OF DIRECTORS. At its special meeting on October 21, 1997, the Board, with the Participating Directors abstaining due to their actual or potential conflicts of interest with respect to the Merger, unanimously determined that the Merger is in the best interest of and fair to all of the Stockholders, including the Unaffiliated Stockholders, authorized and approved the entering into of the Merger Agreement and recommended that the Stockholders vote in favor of adoption of the Merger Agreement and approval of the Merger. Each of the Non-Participating Directors either serves or has served in an executive capacity in the restaurant service industry or has engaged regularly, in a principal or legal advisory capacity, in the valuation of businesses and securities in connection with various transactions. See "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" for a description of each of the Non-Participating Directors' significant business experience during the past five years.


    In approving the Merger Agreement, and in determining the fairness of the Merger to the Unaffiliated Stockholders, the full Board of Directors, and the Non-Participating Directors, considered various factors, including, among others, the following (such factors were considered over a period of time at various meetings):

        (i) information with respect to the financial condition and results of operations of DavCo, and current industry, economic and market conditions and the prices and volumes at which the Shares have traded historically;

        (ii) the presentations by Equitable and the opinion of Equitable;

       (iii) possible alternatives to the Proposal, the possible values to Shareholders of such alternatives and the timing and likelihood of achieving those values, particularly in light of the position of DavCo's largest Stockholder that it generally was not interested in a third party sale transaction and would consider discussing such a transaction only at a substantial premium, indicated to be net consideration in the $30 per Share range, and the unlikelihood of such a transaction, and in light of the fact that

    DavCo did not receive any proposal for an alternative acquisition transaction over the six-week period from the public announcement of the September 5 Proposal to the date of execution of the Merger Agreement;

        (iv) the various terms of the Merger Agreement, including the ability of the Board, in the exercise of its fiduciary duties to Stockholders, to consider competing proposals, and the limitation of DAC's and DAC Sub's claims thereunder (see "THE MERGER");

        (v) the fact that, by reason of certain conditions to the obligations of DAC and DAC Sub to consummate the Merger, including conditions concerning financing, it is possible that the Merger may not be consummated and the consequences under the Merger Agreement of the failure to satisfy such conditions;

        (vi) the possible conflicts of interest of certain directors and members of management of DavCo;

       (vii) the absence of any recommendation of a special committee of independent directors and the failure to retain any unaffiliated representative to act solely on behalf of the Unaffiliated Stockholders;

      (viii) the fact that the adoption of the Merger Agreement is subject to receiving approval by the affirmative vote of a majority of the outstanding Shares held by Unaffiliated Stockholders; and

        (ix) the ability of Stockholders to exercise appraisal rights if the Merger is consummated.

    In view of the wide variety of factors considered in connection with its evaluation of the transaction, the Board found it impracticable to, and did not, quantify or attempt to assign relative weights to the specific factors considered in reaching its determinations, although on balance, it viewed the matters set forth in items (i), (ii), (iii), (iv), (viii) and (ix) as favorable to its decision, the matters set forth in items (v) and (vii) as unfavorable to its decision, and the matters set forth in item (vi) as neutral to its decision.

    The factors set forth above were considered by the Board of Directors in the manner set forth below.

    (i) On balance the Board considered as favorable to its decision the matters set forth in item (i). The Board reviewed the historical, including the most recent quarterly, operating results of DavCo. See "SELECTED FINANCIAL DATA OF DAVCO." The Board noted general improvements in DavCo's results of operations for fiscal year 1997 over the prior fiscal year, the substantial increase in revenues and net operating income for the third quarter of fiscal year 1997 over the results for the same quarter of fiscal year 1996 and the generally cyclical nature of the Company's operations. See "SELECTED FINANCIAL DATA OF DAVCO." The Board compared these operating results to movements in the market price of the Shares over the same period of time. See "MARKET PRICES AND DIVIDENDS ON THE SHARES." The Board considered that DavCo became public as of August 13, 1993, at an initial price to the public of $12.00 per Share and that the market price for the Shares immediately prior to the public announcement of the September 5 Proposal was $13.38 per Share.

    The Board considered that the $20.00 price per Share represented a premium of approximately 49.5% over the $13.38 market price for the Shares immediately prior to the public announcement of the September 5 Proposal. The Board further noted that such price continued to represent a premium to the market prices for the Shares following the announcement of the September 5 Proposal up to the last trading day prior to its meeting on October 21, 1997. See "MARKET PRICES AND DIVIDENDS ON THE SHARES." Stockholders are urged to obtain current market quotations for their Shares.

    The Board also noted statistics showing the trading volumes and closing prices for the Shares during the period from August 13, 1993 through September 4, 1997, which demonstrated a relative illiquidity in the Shares. The Board concluded that the Proposal would give the Unaffiliated Stockholders, particularly those holding a large number of Shares, an opportunity to realize immediate value for their Shares at a substantial premium.

    The Board recognized that while consummation of the Merger would result in the Stockholders being entitled to receive $20.00 in cash for each of their Shares, it also would eliminate the opportunity for the current Stockholders (other than the Kirstien Investors, the Rothstein Investors and the CVC Investors through their ownership of DAC) to participate in the future growth, if any, of the business of DavCo and potential market appreciation in the Shares. The Board concluded that, based on the discount historically applied by the market to DavCo's Shares, it was unlikely that future trading values would compare favorably with the $20.00 price per Share payable in the Merger.

    On balance, and considering DavCo's future prospects, as well as its historical results of operations, the Board concluded that the uncertain prospect for future appreciation did not justify depriving DavCo's Stockholders of the opportunity to obtain an immediate cash premium for their Shares. In light of these conclusions and the other matters discussed below, the Board determined that the $20.00 price per Share payable in the Merger was fair and presented the Stockholders with an attractive opportunity and potentially greater benefit than maintaining their ownership interests in DavCo.

    (ii) The Board considered as favorable to their decision the matters set forth in item (ii). At the Board's October 21, 1997 special meeting, Equitable delivered orally its opinion, subsequently confirmed in writing, that the $20.00 per Share cash consideration to be received by Unaffiliated Stockholders in the Merger is fair from a financial point of view. See "--Opinion of Financial Advisor."

    (iii) On balance the Board considered as favorable to their decision the matters set forth in item (iii). The Board considered that CVC had indicated its historical position, that it generally was not interested in a third party sale transaction and would consider discussing such a transaction only at a very substantial premium, indicated to be net consideration in the $30 per share range. See "--Background of the Merger" and "--Past Contacts." The Board considered CVC's expressions that it would not consider selling its Shares at less than a $30 per Share price and Mr. Knief's indication to Mr. Rothstein that at $25 per Share CVC would rather be a buyer than a seller of Shares. The Board noted that CVC maintained this position consistently in August 1996 (when the market price for the Shares was $8.81 per Share), in June 1997 (when the market price for the Shares ranged between $9.37 and $11.50 per Share) and in August 1997 (when the market price for the Shares was $13.00 per Share). The Board did not consider CVC's stated position to have any meaningful bearing on DavCo's value or the fairness of the price offered in the Merger. Rather, the Board understood this position to indicate that CVC intended to continue holding its investment in DavCo and would consider a sale only at a price that reflected a very substantial premium on CVC's investment.

    The Board concluded that certain indications of interest from Wendy's at values lower than $30 per share were precluded by the position of CVC with respect to such a transaction. See "--Past Contacts." In addition, the Board considered that the availability of potential third party buyers would be limited by DavCo's relationship with Wendy's and the limitations that DavCo's franchise and development agreements with Wendy's place on the transfer of DavCo's capital stock, and on DavCo's business operations, business line expansion, geographic expansion and management appointments. See "BUSINESS-- Franchise and Development Agreements." The Board noted that any potential third party buyer would have to undertake a potentially lengthy consent and approval process with Wendy's. See "BUSINESS-- Franchise and Development Agreements." The Board also noted that, other than certain communications with Wendy's (see "--Past Contacts"), DavCo had received no proposals for, or indications of interest in, an alternative acquisition transaction over the approximately six-week period from the public announcement of the September 5 Proposal to the date of execution of the Merger Agreement. In view of CVC's position and the considerations set forth above, the Board did not consider additional business combinations or strategic alternatives to the Merger.

    The Board accordingly concluded that it was unlikely that DavCo could be sold in a transaction, or any transaction could be consummated, other than the Merger or a similar transaction with the Affiliated Stockholders, in which the Stockholders would have an opportunity to obtain a premium to market price for the Shares. The Board, therefore, determined that it would not be fruitful to explore alternative transactions and that the only meaningful comparison was between the proposed $20.00 per Share price and the potential for market appreciation in the Shares if DavCo continued as a public company pursuing its present business plan. See "SPECIAL FACTORS--Background of the Merger."

    The Board also considered the concerns expressed by Wendy's that the merger was designed to enrich the Company's largest shareholder and that the merger would have an adverse impact on the Company's ability to meet its obligations to Wendy's and other creditors of the Company. The Board noted that the Affiliated Stockholders were leaving substantial equity in DavCo through DAC and that otherwise all Stockholders would participate ratably in the Merger consideration. The Board also concluded that the terms of the financing of the Merger would be reasonable in relation to DavCo's ability to sustain such leverage and to meet its obligations to creditors.

    (iv) On balance the Board considered as favorable to their decision the matters set forth in item (iv). The Board noted that the Merger Agreement does not preclude DavCo's Board of Directors in the exercise of its fiduciary obligations under applicable law from furnishing information to or participating in negotiations with persons making unsolicited proposals to acquire DavCo and permits the Board of Directors to terminate the Merger Agreement if DavCo receives a bona fide third party offer to effect an acquisition transaction that the Board of Directors determines after consultation with legal advisors is more favorable than the Merger. The Merger Agreement also does not contain any provision requiring a payment by DavCo if the Merger Agreement is terminated, including by reason of a breach by DavCo, although if the Merger Agreement is terminated under certain circumstances, DAC and DAC Sub will be entitled to have their expenses reimbursed by DavCo. The Board also noted that the amount of reimbursable expenses was limited to $1,000,000. See "THE MERGER--Expenses." The Board noted further, however, that DavCo has agreed to pay certain commitment fees to GAF in connection with the financing of the Merger, totaling approximately $2.2 million, of which approximately $1.6 million has been paid and $0.6 million would be payable upon funding under the GAF financing commitment. However, if DavCo terminates the commitment, a termination fee of $750,000 would be payable by DavCo to GAF, and if GAF terminates the commitment or fails to fund in contravention of the commitment, then GAF would refund to DavCo $585,000 of the approximately $1.6 million in commitment fees paid to date. See "FINANCING OF THE MERGER."

    In all other respects, with the exception of certain conditions to consummation of the Merger, including a financing condition, discussed in (v) below, the Board considered the terms of the Merger Agreement to be generally favorable.

    (v) The Board viewed as unfavorable to its decision the matters set forth in item (v). The conditional nature of various aspects of the Merger Agreement was reviewed by the Board. In order to address its concerns in this regard, the Board reviewed the commitment letter DAC obtained from GAF to finance the Merger and requested the removal of certain conditions to financing under the GAF commitment that the Board found unacceptable. The Merger Agreement also provided for certain conditions to the obligations of DAC to complete the Merger. These conditions included principally (i) the completion of the Financing, (ii) the assertion of appraisal rights under Delaware law by holders of no more than 5% of the Shares, (iii) the adoption of the Merger Agreement and approval of the Merger by the Stockholders as required under Delaware law and by a majority of the outstanding Shares held by Unaffiliated Stockholders, (iv) the making of all filings and the obtaining of all consents from governmental authorities or third parties, which, if not obtained or made, would have a material adverse effect on the financial condition, results of operation or business of DavCo, (v) the absence of any effective restraining order, injunction or order preventing consummation of the Merger and (vi) the absence of any legal proceeding that challenges the consummation of the Merger or that, if adversely determined, would have a material adverse effect on the financial condition, results of operation or business of DavCo. The Board noted that any or all of the conditions to the completion of the Merger may be waived by the party whose obligations are subject to the satisfaction of such condition; provided that certain conditions, such as stockholder approvals, would be required to be satisfied by applicable law, notwithstanding any waiver. The Board was able to accept the conditions of the Merger Agreement based on their conclusion that they had a reasonable basis to believe that such conditions, including the condition relating to financing, would be satisfied, and their understanding and belief that the other conditions were customary for transactions of this kind, were required as a matter of law or were otherwise essential to one or both parties to the transaction. See "--Background of Merger" and "FINANCING OF THE MERGER." The Board also noted that termination of the Merger Agreement due to a failure to satisfy these conditions would not entitle DAC or DAC Sub to reimbursement of their expenses, nor entitle DavCo to reimbursement of its expenses or repayment of the GAF commitment fees (unless GAF shall have terminated the commitment or failed to fund in contravention of the commitment, in which case, GAF is obligated to refund $585,000 to DavCo).

    (vi) On balance the Board viewed as neutral to its decision the matters set forth in item (vi). The possible conflicts of interest of the directors were considered at various meetings of the Board. The Board considered significant the fact that approval of the Merger requires an affirmative vote of a majority of the outstanding Shares held by Unaffiliated Stockholders.

    (vii) The Board viewed as unfavorable to its decision the matters set forth in item (vii). The Board felt, however, that because (x) completion of the Merger is conditioned upon receiving the affirmative vote of a majority of the outstanding Shares held by Unaffiliated Stockholders, (y) the Board had retained an independent financial advisor to evaluate the fairness of the Merger to the Unaffiliated Stockholders from a financial point of view and (z) the Board conducted certain of its deliberations regarding the Merger while excusing the Participating Directors and approved the Merger Agreement by the unanimous vote of the Non-Participating Directors (including a majority of directors who are not employees of DavCo), the absence of a special committee and an unaffiliated representative was acceptable.

    (viii) The Board viewed the matters set forth in item (viii) to be favorable to its decision. The Board considered one of the paramount factors in approving the Merger Agreement to be that the Merger Agreement and DavCo's Restated Certificate of Incorporation require that the Unaffiliated Stockholders determine for themselves whether they prefer to receive the consideration contemplated by the Merger, and the premium to market prices reflected therein, or to continue as Stockholders in DavCo.

    (ix) The Board viewed as favorable to its decision the matters set forth in item (ix). The Board considered that even if the required majority of the Unaffiliated Stockholders approves the Merger, certain Stockholders may not support the Merger and wish to exercise appraisal rights. The Board felt it to be important that Delaware law provides Stockholders with the opportunity to exercise appraisal rights and to seek a judicial determination of the fair value of their Shares, despite the approval of a majority of similarly situated Unaffiliated Stockholders.

    In connection with its evaluation of the fairness of the Merger, the Board did not consider valuations of DavCo based solely on net book value, going concern value, or liquidation value, because it considered the valuation methodologies undertaken by its financial advisor, after discussion with the Board, to be the most relevant to the values that would be realistically available to Stockholders.

    DAC. DAC and the Affiliated Stockholders have not undertaken any independent formal evaluation of the fairness of the Proposal to the Unaffiliated Stockholders. However, in reaching their determination on the fairness of the Merger consideration, DAC and the Affiliated Stockholders adopt the analysis of the Board described in the foregoing discussion. Based upon such analysis and their consideration of, among other things, (i) historical market prices for the Shares, including the Shares' initial public offering price (and the fact that $20.00 per Share is substantially higher than the market price per Share prior to the announcement of the September 5 Proposal), (ii) the conclusions of the Non-Participating Directors and (iii) that the Board had received the written opinion of Equitable to the effect that, as of the date thereof, the consideration of $20.00 per Share to be received by the Unaffiliated Stockholders in the Merger is fair to the Unaffiliated Stockholders from a financial point of view, DAC and the Affiliated Stockholders believe that the Merger is fair to the Unaffiliated Stockholders.

OPINION OF FINANCIAL ADVISOR

    Following receipt of the September 5 Proposal, the Board of Directors retained Equitable pursuant to an engagement letter dated September 10, 1997 (the "Engagement Letter") to (i) review and analyze the financial aspects of the Merger; (ii) analyze the Company from a financial standpoint; (iii) assist the Board of Directors in evaluating the Merger; and (iv) if requested, render an opinion to the Board of Directors as to the fairness, from a financial point of view as of the date of such opinion, of the Merger to holders of the Shares (other than DAC and the Affiliated Stockholders). The Company retained Equitable because of Equitable's reputation as a widely recognized investment banking firm that regularly engages in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    THE FOLLOWING IS A SUMMARY OF THE WRITTEN OPINION OF EQUITABLE TO THE BOARD OF DIRECTORS. THE FULL TEXT OF EQUITABLE'S OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX B AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO READ THE EQUITABLE OPINION CAREFULLY AND IN ITS ENTIRETY. A COPY OF EQUITABLE'S OCTOBER 1997 WRITTEN PRESENTATION TO THE BOARD OF DIRECTORS (THE "PRESENTATION") HAS BEEN FILED AS AN EXHIBIT TO THE SCHEDULE 13E-3 (AS HEREINAFTER DEFINED) AND IS INCORPORATED HEREIN BY REFERENCE TO THE FULL TEXTS OF THE WRITTEN OPINION AND THE PRESENTATION. SEE "ADDITIONAL AVAILABLE INFORMATION."

    EQUITABLE'S OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO HOW SUCH STOCKHOLDERS SHOULD VOTE IN CONNECTION WITH THE MERGER.

    On October 21, 1997, Equitable delivered its written presentation to the Board of Directors of DavCo. Equitable also reviewed the information referred to below which underlies Equitable's financial analysis and its opinion, and, based on the analysis referred to below, delivered its oral opinion (subsequently confirmed in its written opinion, dated November 6, 1997) that as of the date of such opinion, the cash consideration to be received by the holders of Shares (other than DAC and the Affiliated Stockholders) is fair from a financial point of view to such shareholders.

    Equitable did not make an independent evaluation or appraisal of the Company's assets or liabilities (contingent or otherwise), nor was Equitable furnished with such evaluations or appraisals. No limitations were imposed by the Board of Directors or the Company on Equitable with respect to the information reviewed or the procedures followed by Equitable in rendering its opinion. The Company and its management cooperated fully with Equitable in connection with its investigations. As set forth in its written opinion, Equitable assumed and relied upon, without assuming responsibility for independent verification, the accuracy and completeness of the information reviewed by Equitable or that was furnished to Equitable by or on behalf of the Company. With respect to the financial projections provided to Equitable, Equitable assumed that such projections were reasonably prepared and reflected the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Equitable also assumed, based on the information provided to Equitable and without assuming responsibility for the independent verification thereof, that no material undisclosed or contingent liability (disclosed or undisclosed) exists with respect to the Company. Equitable's opinion is necessarily based on the economic, market and other conditions as in effect on, and the information available to Equitable as of, the date of its opinion. Equitable was not requested to, and did not, solicit third party indications of interest in acquiring all or part of the Company and assumed, with the permission of the Company, that DAC has no present intention to sell the Company after the Merger. Equitable conducted valuation analyses of the Company, but was not asked to and did not recommend a specific per share price to be paid by the Affiliated Stockholders for the Shares. Equitable's opinion does not address the likely tax consequences of the Merger.

    In conducting its analysis and arriving at its opinion, Equitable: (a) reviewed the audited and unaudited financial statements for the four most recent fiscal years and interim periods of the Company; (b) discussed the past and current operations, financial conditions and prospects of the Company and its subsidiaries with its management; (c) reviewed with management certain business plans of the Company and certain financial projections prepared by the management of the Company and pertaining to the Company and its subsidiaries (d) reviewed the terms of the Merger with the Company and its legal advisors; (e) reviewed the historical market prices and reported trading volumes of the Shares; (f) compared the price per share offered in the Merger to historical market prices of the Shares; (g) compared the financial performance of the Company with, and reviewed the prices and reported trading activity of, the securities of certain publicly traded companies whose operating characteristics and/ or industry focus Equitable believes resemble those of the Company; (h) reviewed the financial terms of selected acquisitions of the remaining minority interest of other publicly traded companies; (i) reviewed the financial terms of selected control acquisitions of companies with operating characteristics and/or industry focus Equitable believes resemble those of the Company; (j) performed a discounted cash flow analysis of the Company based upon the financial information and financial projections provided to Equitable by management of the Company; (k) performed a stand-alone leveraged buyout analysis utilizing operating assumptions provided to Equitable by the management of the Company and the capital structure as outlined by the Company's lenders; (l) performed a leveraged recapitalization analysis of the Company based upon financial information provided to Equitable by the management of the Company; and (m) reviewed such other information and performed such other analyses as Equitable deemed appropriate.

    In preparing its opinion for the Board of Directors, Equitable performed a variety of financial and comparative analyses and considered a variety of factors, as described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Equitable's opinion. The preparation of a fairness opinion is a complex analytic process involving various subjective determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily summarized.

    In arriving at its opinion, Equitable did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Equitable believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Equitable made numerous assumptions with respect to the Company, industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in such analyses as a comparison is identical to the Company or the Merger, nor is an evaluation of the results of such analyses entirely mathematical, rather it involves necessarily complex considerations of and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold.

    The following is a summary of the report presented by Equitable to the Board of Directors on October 21, 1997.

    ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES. Equitable reviewed and compared certain financial, operating and stock market information of the Company, including revenues and earnings growth trends, leverage ratios, market capitalization, historical stock prices and ranges, as well as publicly available operating and balance sheet information, to selected publicly traded companies whose operating characteristics and/or industry focus Equitable believes resemble those of the Company to varying degrees. Those comparable companies classified for analysis as Quick Service Restaurants (QSR) consisted of Au Bon Pain Co.; Consolidated Products, Inc.; Krystal Company; McDonald's Corp.; Sbarro, Inc. and Wendy's International, Inc. Those comparable companies that were franchisees and classified as Franchisee-- Restricted Operators for analysis consisted of DavCo Restaurants, Inc.; Family Steak Houses of Florida, Inc.; Main Street and Main, Inc. and NPC International, Inc. Those comparable companies that were franchisees and classified as Franchisees -- High Growth Consolidators for analysis consisted of Apple South Inc.; DenAmerica Corp. and PJ America, Inc. (in the aggregate, the QSRs, the Franchisees -- Restricted Operators and the Franchisees -- High Growth Consolidators are the "Selected Companies"). Equitable created a range of market multiples for the Selected Companies by dividing the aggregate value calculated as total common shares outstanding multiplied by the closing market prices per share on October 16, 1997 (Krystal Company share price was frozen as of September 27, 1997 due to its acquisition by Port Royal Holdings, Inc.) plus the latest reported total debt (including capitalized leases), preferred stock and minority interest (combined, the sum is "Total Firm Value") of each of the Selected Companies by such company's net revenues, EBITDA and EBIT for the latest four fiscal quarters as reported in publicly available information and by dividing the closing market price per share on October 16, 1997 by EPS for the latest four fiscal quarters as reported in publicly available information ("LTM P/E") and as projected for the 1997 and 1998 calendar years, as represented by the mean estimate reported by publicly available sources. In addition, Equitable looked at the multiple of reported book equity, as determined by multiplying the shares outstanding by the market closing price, and dividing by the most recently reported book equity. Equitable determined the relevant ranges of multiples derived from the Selected Companies, as well as the average multiples (excluding the maximum and minimum values) across each of the three industry segments. These figures are detailed in the chart that follows:

                                 CATEGORY                   RANGE OF VALUES       AVERAGE VALUE
                                 ----------------------  ----------------------  ---------------
QSR                              Revenues                      0.6xto 3.3x               1.4x
                                 EBITDA                        6.6xto 10.7x              8.7x
                                 EBIT                          9.1xto 15.9x             13.0x
                                 P/E TR12                     14.5xto 31.5x             19.0x
                                 P/E 1997                     13.8xto 33.0x             18.2x
                                 P/E 1998                     12.6xto 26.5x             18.5x
                                 Book Equity                   1.1xto 4.7x               2.8x
Franchisees --
  Restricted Operators           Revenues                      0.6xto 1.8x               0.6x
                                 EBITDA                        6.2xto 13.2x              8.6x
                                 EBIT                          9.3xto 15.8x             12.6x
                                 P/E TR12                     17.4xto 20.3x             18.8x

                                 CATEGORY                   RANGE OF VALUES       AVERAGE VALUE
                                 ----------------------  ----------------------  ---------------
                                 P/E 1997                     14.9xto 29.2x             15.7x
                                 P/E 1998                     12.3xto 23.3x             13.9x
                                 Book Equity                   0.6xto 3.5x               2.2x
Franchisees --
  High Growth Consolidators      Revenues                      0.4xto 3.2x               1.7x
                                 EBITDA                        6.0xto 21.7x             12.7x
                                 EBIT                         10.2xto 26.7x             18.0x
                                 P/E TR12                     25.7xto 30.7x             28.2x
                                 P/E 1997                      8.0xto 23.9x             19.0x
                                 P/E 1998                     15.1xto 20.1x             17.6x
                                 Book Equity                   1.3xto 4.2x               3.6x

    Equitable compared the above-mentioned ranges and average multiples of the Selected Companies to the Company's market multiples (based on the $18.06 per share closing market price as of October 16, 1997) on an actual basis. Equitable calculated imputed valuation ranges of the Company by applying the results of the Company to the average multiples derived from its analysis of the Selected Companies.

    The imputed values were then compared to the Company's average discount over the trailing twelve month period. The averages were calculated based on the multiples generated by dividing the Total Firm Value of each of the Selected Companies by such company's net revenues, EBITDA and EBIT for the latest four fiscal quarters as reported in publicly available information and by dividing the closing market price per share on October 16, 1997 by EPS for the latest four fiscal quarters as reported in publicly available information ("LTM P/E") and as projected for the 1997 and 1998 calendar years, as represented by the mean estimate reported by publicly available sources. In addition, Equitable analyzed the multiple of reported book equity, as determined by multiplying the shares outstanding by the market closing price, and dividing by the most recently reported book equity.

    The Company's multiples were generated based on both the (i) the closing stock price one day prior to the announcement of the Merger and (ii) the closing stock price of the Company's shares as of October 16, 1997. The multiples were then compared to the applicable industry sector over the prior twelve month period in order to generate an average trading discount. The following were the average trading discount imputed values:

QSR                                                          24.5% to 41.5%
Franchisees
    -- High Growth Consolidators                             41.7% to 54.8%
    -- Restricted Operators                                   6.7% to 22.7%

    This analysis resulted in a range of imputed values for the Company of $13.75 to $19.00 per share. In reviewing the operations of the Selected Companies, Equitable determined that no company was directly comparable to the Company. After examining the ranges of multiples produced by an analysis of the Selected Companies, discussing the operations of the Company with management and reviewing other relevant data concerning the Company versus the Selected Companies (including sales, relative size, profitability and growth prospects) and the historic trading pattern of the Shares, Equitable concluded that on a fully-distributed basis, the Shares of the Company would most likely trade at a discount to the values implied by the average multiples of the Selected Companies.

    ANALYSIS OF PRECEDENT TRANSACTIONS FOR SELECTED CONTROL ACQUISITIONS IN THE RESTAURANT INDUSTRY. Equitable analyzed the purchase prices and multiples paid or proposed to be paid in selected merger and acquisition transactions that have occurred since April 1994 in the restaurant industry (the "Selected Restaurant Control Transactions"). This analysis was based on the following publicly available information for Selected Restaurant Control Transactions and included:
Canteen Corp./Compass Group PLC; Ground Round Restaurants Inc./Citicorp Venture Capital, Ltd.; Southern Hospitality/DavCo Restaurants, Inc.; Westsphere Capital/Chase Manhattan Corp.; Denwest Restaurant Corp./American Family Restaurants

Inc.; TPI Enterprises Inc./Shoney's Inc.; NPC International Inc./Investor Group; Volunteer Capital Corp./ Wendy's International, Inc.; Casa Bonita/CKE Restaurants, Inc.; Arby's Inc./RTM Restaurant Group; Rally's Hamburgers Inc./Checker's Drive-In Restaurants; Hardees Food Systems/CKE Restaurants; Krystal Company/Port Royal Holdings Inc.; Perkins Family Restaurant LP/Restaurant Company; 30 Burger King Restaurants/AmeriKing Inc.; El Chico Restaurants, Inc./Investor Group; Sagebrush, Inc./WSMP, Inc.; Skyline Chili, Inc./Fleet Equity Partners; and the Merger. Equitable selected transactions in which it believed that the target company had operating characteristics and/or industry focus that resembled those of the Company. Equitable calculated the Total Firm Value, based on the purchase price, as a multiple of net sales, EBITDA and EBIT and the shares outstanding multiplied by the applicable closing price ("Equity Value") as a multiple of book equity and net income for each target company for the four fiscal quarters immediately preceding the announcement. This analysis indicated that the ranges of multiples derived from the Selected Restaurant Control Transactions were (i) net sales: 0.3x to 1.8x;
(ii) EBITDA: 3.1x to 11.5x; (iii) EBIT: 4.3x to 15.4x; (iv) reported book equity: 1.0x to 6.0x; and (v) net income: 9.7x to 27.3x. The average multiples of net sales, EBITDA, EBIT, reported book equity and net income (excluding the maximum and minimum values) were 0.7x, 6.7x, 9.7x, 2.4x and 17.4x, respectively. Considering the Offer Price, the Company's multiples of net sales, EBITDA, EBIT, reported book equity and net income were 0.9x, 7.4x, 11.2x, 2.9x and 19.2x, respectively. Equitable then calculated the imputed valuation ranges of the Company by applying the results for the preceding four fiscal quarters and projected 1997 of the Company to the average multiples derived from its analysis of the Selected Restaurant Control Transactions. This analysis indicated a range of imputed values for the Company of $14.00 to $16.50 per Share.

    PREMIUM ANALYSIS FOR SELECTED CONTROL ACQUISITIONS IN THE RESTAURANT INDUSTRY. Equitable also presented an analysis of the premiums paid in connection with Selected Restaurant Control Transactions. Equitable calculated the percentage premium per share paid by the acquiror in each of the Selected Restaurant Control Transactions involving a publicly traded target as a percentage of the stock price of the target company one day, one week and four weeks prior to the initial announcement of the September 5 Proposal. This analysis indicated that the relevant ranges of premiums paid were (i) one day:
(32.9%) to 132.0% (ii) one week: (35.5%) to 169.8%; and (iii) four weeks:
(20.4%) to 176.2%. These premiums resulted in average values of 37.8%, 40.5% and 39.9% for one-day, one week and four weeks, respectively. Equitable compared the above-mentioned analysis for premiums paid in the Selected Restaurant Control Transactions to the Company's closing market price of the Shares one day, one week and four weeks prior to the initial announcement of the September 5 Proposal. Equitable then calculated the imputed valuation range of the Company by applying the average premiums derived from its analysis of the Selected Restaurant Control Transactions to the closing market price of the Shares on the appropriate date. This analysis resulted in a range of values for the Company of $18.19 to $18.79 per share.

    ANALYSIS OF PRECEDENT TRANSACTIONS FOR SELECTED ACQUISITIONS OF REMAINING MINORITY INTEREST. Equitable also analyzed transactions involving the purchase of remaining minority interest transactions that have occurred since February 1994 (the "Selected Remaining Minority Interest Transactions"). The analysis of Selected Remaining Minority Interest Transactions was generated from publicly available information from the following transactions: Scripps Howard Broadcasting Company/EW Scripps Company; FoxMeyer Corp./National Intergroup Inc.; Castle & Cooke Homes Inc./Dole Food Company, Inc.; Pacific Telecom Inc./PacifiCorp; Fleet Mortgage Group, Inc./Fleet Financial Group Inc.; Rust International Inc./WMX Technologies Inc.; Club Med Inc./Club Mediterranee SA; Riverwood International Corp./RIC Holdings Inc.; Bic Corp./Bic SA; NPC International Inc./Investor Group; Arcus Inc./United Acquisition Company; Great American Management and Investment Inc./Equity Holdings; Goulden Poultry Company Inc./Gold Kist Inc.; Bankers Life Holding (Conseco)/Conseco Inc.; Crocker Realty Trust Inc./Highwoods Properties Inc.; General Physics Corp./National Patent Development Corporation; WCI Steel Inc./Renco Group Inc.; Leslie's Poolmart/Investor Group; Central Tractor Farm & Country Inc./JW Childs Equity Partners LP; Mafco Consolidated Group/Mafco Holdings Inc.; and the Merger (the "Selected Remaining Minority Interest Acquisitions"). Equitable calculated the Total Firm Value, based on the purchase price, as a multiple of net sales, EBITDA and EBIT and the Equity Value as a multiple of reported book equity and net income for each target company for the four fiscal quarters immediately preceding the Initial Announcement. This analysis indicated that the ranges of multiples derived from the Selected Remaining Minority Interest Acquisitions were (i) net sales: 0.1x to 4.8x; (ii) EBITDA: 2.2x to 9.7x; (iii) EBIT: 3.1x to 15.4x; (iv) reported book equity: 0.9x to 5.0x; and (v) net income: 2.7x to 28.9x. The average multiples of net sales, EBITDA, EBIT, reported book equity and net income (excluding the maximum and minimum values) were 1.2x, 6.4x, 9.5x, 2.3x, 15.5x, respectively. Considering the Offer Price, the Merger's multiples of net sales, EBITDA, EBIT, reported book equity and net income were 0.9x, 7.4x, 11.2x, 2.9x and 19.2x, respectively. Equitable then calculated the imputed valuation ranges of the Company's shares by applying the results for the preceding four fiscal quarters and projected 1997 fiscal year end of the Company to the average multiples derived from its analysis of the Selected Remaining Minority Interest Acquisitions. This analysis indicated a range of values of the Company of $16.00 to $18.75 per share.

    ANALYSIS OF PREMIUMS FOR ACQUISITIONS OF REMAINING MINORITY
INTEREST. Equitable also presented an analysis of the premiums paid in connection with Selected Remaining Minority Interest Transactions. Equitable calculated the premium per share paid by the acquiror in each of the Selected Remaining Minority Interest Transactions as a percentage of the stock price of the target company one day, one week and four weeks prior to the original announcement of the transaction. This analysis indicated that the relevant ranges of premiums paid were (i) one day: (1.8%) to 52.0%, (ii) one week: 0.6% to 50.0% and (iii) four weeks: 1.3% to 77.8%. These premiums resulted in average values of 21.7%, 24.2%, and 28.6% for one-day, one week and four weeks, respectively. Equitable compared these ranges of premiums paid in the Selected Remaining Minority Interest Transactions to the Company's closing market price of the Shares one day, one week and four weeks prior to the Initial Announcement. Equitable then calculated the imputed valuation range of the Company's shares by applying the average premiums derived from its analysis of the Selected Remaining Minority Interest Transactions to the closing market price of the Shares on the appropriate date. This analysis resulted in a range of imputed values for the shares of the Company of $16.28 to $16.71 per share.

    DISCOUNTED CASH FLOW ANALYSIS. Equitable performed discounted cash flow analyses of the projected free cash flows of the Company for the fiscal years 1998 through 2002. These analyses were based upon the following: (i) an estimate of projected financial performance for the Company with the operations of all of the Company's existing divisions, as prepared by the Company's senior management beginning with fiscal year 1998 through 2002, and (ii) an estimate of projected financial performance for the Company assuming the sale of the Company's Midwest Division, as prepared by the Company's senior management beginning with fiscal year 1998 through 2002.

    The Company's senior management provided to Equitable the following financial projections relating to the operation of the Company for the fiscal years 1998 through 2003. The Company does not as a matter of course make public forecasts or projections as to future revenues or earnings. Such projections were not prepared with a view to complying with published guidelines of the American Institute of Certified Public Accountants or the Securities and Exchange Commission regarding projections and forecasts and were not prepared in accordance with GAAP. None of such projections have been reviewed by the Company's independent public accountants. In addition, because the projections are based on a number of assumptions, as described herein and under the caption "SPECIAL FACTORS--Certain Projections," which are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions, as described herein and under the caption "SPECIAL FACTORS--Certain Projections," with respect to future business decisions that are subject to change, there can be no assurance that they will be realized, and actual results may vary materially from those projected.

    In calculating the values for the discounted cash flow analyses, Equitable based residual values for the Company on senior management's projections as outlined below, as well as senior management's projections for (i) depreciation expense, (ii) balance sheet information and (iii) capital expenditure requirements.

    Base Case - No Sale of the Midwest Division. Equitable analyzed the valuation of the Company based upon a discounted cash flow analysis of the financial performance of the Company as presented in the financial projections prepared by senior management of the Company. The table below shows the projected summary income statements for the Company through the fiscal year 2003 as projected by the senior management of the Company.

                                          FISCAL      FISCAL      FISCAL      FISCAL      FISCAL      FISCAL      FISCAL
                                           1997        1998        1999        2000        2001        2002        2003
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total Sales...........................  $  229,096  $  259,368  $  278,530  $  316,196  $  353,971  $  393,145  $  427,001
Cost of Rest. Sales...................     139,520     157,945     169,545     192,552     215,651     239,636     260,370
Rest. Op. Expense.....................      46,254      51,845      54,697      60,334      65,535      70,995      75,701
Gross Profit..........................      43,322      49,578      54,288      63,310      72,786      82,514      90,930
Operating Income......................      16,443      20,562      24,062      29,582      35,562      41,410      47,509
EBITDA................................      26,253      29,912      33,244      39,701      46,808      53,986      60,194
DavCo Oil EBITDA......................         N/A         212         223         234         245         258         271
Net Income............................       7,182       4,131       5,669       7,348       9,636      12,044      15,004

    For a discussion of the assumptions underlying the foregoing projections, see "--Certain Projections."

    Base Case - Sale of the Midwest Division. Equitable analyzed the valuation of the Company based upon the assumption that the Company's Midwest Division was sold and accounted for in fiscal 1997. The table below shows the projected summary income statements for the Company through the fiscal year 2003 with the sale of the Company's Midwest Division as projected by the senior management of the Company.

                                          FISCAL      FISCAL      FISCAL      FISCAL      FISCAL      FISCAL      FISCAL
                                           1997        1998        1999        2000        2001        2002        2003
                                        ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total Sales...........................  $  229,096  $  228,235  $  246,774  $  283,805  $  320,932  $  359,445  $  392,627
Cost of Rest. Sales...................     139,520     137,422     148,612     171,201     193,872     217,422     237,712
Rest. Op. Expense.....................      46,254      44,610      47,318      52,806      57,857      63,163      67,713
Gross Profit..........................      43,322      46,202      50,844      59,798      69,203      78,860      87,203
Operating Income......................      16,443      20,257      23,616      29,038      34,954      40,766      46,309
EBITDA................................      26,253      28,313      31,612      38,037      45,111      52,255      58,428
DavCo Oil EBITDA......................         N/A         212         223         234         245         258         271
Net Income............................       7,182       3,845       5,273       6,803       9,079      11,426      14,277


    Although Equitable made certain non-material adjustments which it deemed appropriate to the amortization of intangibles and to the accretion schedule of pay-in-kind preferred shares, it relied solely upon the financial projections prepared by the Company's senior management in performing its analysis described herein and assumes no responsibility for the accuracy or the completeness of such projections or the information presented in the foregoing tables. For the reasons set forth above, projections are inherently uncertain and the inclusion of the projected results set forth above should not be regarded as a representation by Equitable, the Company or any other entity that the projected results will be achieved. Future performance may be significantly less favorable or more favorable than as set forth above, and holders of Shares are cautioned not to rely on the information set forth above as being indicative of the Company's future financial performance.


    Using this financial information, Equitable calculated the projected free cash flow in each based on projected unleveraged net income (earnings before interest and after taxes) for the 1998 through 2002 fiscal years as adjusted for: (i) certain projected non-cash items (such as depreciation and amortization); (ii) forecasted capital expenditures (including discretionary capital expenditures); and (iii) forecasted working capital requirements (the sum of which is "Free Cash Flow"). Equitable discounted the stream of projected Free Cash Flows back to September 28, 1997 (start of fiscal year 1998) using discount rates ranging from 10.7% to 12.7%. The range of discount rates was designed to reflect the Company's estimated cost of capital which was based on
(i) prevailing interest rates, including the Company's after-tax cost of debt and the current risk free rate, (ii) the long-term observed risk premium for securities over the risk free rate, (iii) an estimated illiquidity risk premium and (iv) the calculated Beta for the Company's Shares as well as those of the Selected Companies, taking into account the capital structures of each company. The range of EBITDA multiples was selected based on the multiples observed in Selected Restaurant Control Transactions involving a financial buyer. To estimate the residual value of the Company at the end of the forecast, Equitable applied a range of multiples to the Company's projected 2002 EBITDA between 4.0x to 8.0x. In order to arrive at a residual value, Equitable utilized the Company's 2002 EBITDA, based on Company projections as mentioned above, then subtracted the Company's projected maintenance capital expenditures in that same year, then applied the aforementioned range of EBITDA multiples to arrive at a future estimated firm value. Estimated transaction costs of 2.00% to sell the Company were then netted to arrive at an estimated future firm value. Equitable then subtracted all estimated outstanding debt, including capital leases, and added back cash, in excess of amounts needed for ordinary operations, to arrive at a final residual equity value. Equitable added the present value of the cash flows and the present value of the final residual equity value to derive a reference range of values for the Company of $16.00 to $23.00 per Share.

    LEVERAGED BUYOUT ANALYSIS. Equitable also prepared a financial analysis of a leveraged buyout of the Company based on senior management's projections as described in the Discounted Cash Flow Analysis section combined with the capital assumptions of the Company's lenders. A range of internal rates of returns ("IRRs") was calculated in order to determine the returns that could be generated for both sponsor and management equity investments in the Company. These IRRs were derived based on the Company's projected performance from 1998 to 2003.

    The leveraged buyout analysis assumed a "going private" transaction at the end of fiscal year 1997. The IRR values were then calculated based on a range of EBITDA exit multiples and a range of exit years. The range of EBITDA multiples was selected based on the multiples observed in Selected Restaurant Control Transactions involving a financial buyer. The exit years contemplated in the model range from year three to year six from the end of fiscal year 1997. IRRs were calculated based on an initial sponsor investment of $24,000,000 that consisted of 75% of the preferred shares to be issued and 67% of the Common Stock to be issued in the Merger. IRRs were calculated based on an initial management investment of $8,119,000 that consisted of 25% of the preferred shares to be issued and 33% of the Common Stock to be issued in the Merger. The proceeds for disbursement to investors were generated by multiplying the appropriate exit EBITDA multiple times the applicable projected EBITDA and then netting all outstanding obligations, including capital leases, and adding back excess cash beyond needs for operations. The value of the pay-in-kind preferred shares accreted at a rate of 12% annually.

    The leveraged buyout contemplates for (i) sponsor equity--pre-tax IRRs ranging from 9% to 48%, with an expected return of 20% to 39% and, (ii) management equity--pre-tax IRRs ranging from 7% to 60%, with an expected return of 23% to 47%.

    LEVERAGED RECAPITALIZATION ANALYSIS. Equitable also prepared a financial analysis of a recapitalization of the Company in which all shareholders would receive an extraordinary cash distribution per Share of $15.00 to $16.00 that would be financed with new senior debt financing and any existing excess cash of the Company based in part on senior management's projections combined with an assumed leverage structure deemed consistent with present financial market conditions based on Equitable's experience. In addition, Equitable estimated that the stub security would trade in the range of $5.00 to $6.00. Equitable determined the level of the special dividend paid by estimating the sustainable amount of leverage that the Company could incur while servicing the debt on a timely basis. The stub security estimated value was based on the negative book equity generated by the leveraged recapitalization transaction and the resulting reduced cash flow, profitability and income generating capability of the Company.

    Pursuant to the Engagement Letter and later discussions arising out of the litigation challenging the Merger, Equitable was paid $225,000, plus expenses, in connection with this engagement. The fees payable to Equitable were not contingent upon the consummation of the Merger. The Company also has agreed to reimburse Equitable for all travel and other out-of-pocket expenses incurred in connection with Equitable's engagement under the Engagement Letter, including all reasonable fees and disbursements of Equitable's legal counsel and other professional advisors. The Company has also agreed to indemnify Equitable and its affiliates, the respective limited and general partners, directors, officers, agents and employees of Equitable and its affiliates and each other person, if any, controlling Equitable or any of its affiliates to the full extent lawful from and against any losses, damages, liabilities, expenses or claims (or actions in respect thereof, including without limitation, shareholder and derivative actions and arbitration proceedings) related to or otherwise arising out of the engagement contemplated by the Engagement Letter or Equitable's role in connections therewith (other than those determined to have resulted from Equitable's bad faith or gross negligence). In the ordinary course of its business, Equitable may have traded and may in the future trade securities of the Company for its own account and for the accounts of its customers, and, accordingly, may at all times hold a long or short position in such securities.

    EXCEPT AS DESCRIBED HEREIN, NEITHER EQUITABLE NOR ANY AFFILIATE OF EQUITABLE HAS PERFORMED ANY INVESTMENT BANKING OR OTHER FINANCIAL SERVICES FOR, OR HAD ANY MATERIAL FINANCIAL RELATIONSHIP WITH THE COMPANY DURING THE TWO YEARS PRECEDING THE DATE HEREOF.

PURPOSE OF THE MERGER

    DavCo has entered into the Merger Agreement because the Board of Directors concluded that the Merger was fair to, and in the best interests of, the Unaffiliated Stockholders. In particular, the Board concluded that it was unlikely that DavCo could be sold in a transaction, or any transaction could be consummated, other than the Merger or a similar transaction with the Affiliated Stockholders, in which the Stockholders would have an opportunity to obtain a premium to historical and current market prices, and that the $20.00 per Share price payable in the Merger represented an attractive alternative to the potential for future market appreciation of the Shares. For a discussion of the various factors considered by the Board in reaching these conclusions, see "SPECIAL FACTORS--Background of the Merger" and "-- Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC."

    The purpose of DAC and its affiliates (including Messrs. Kirstien and Rothstein and the CVC Investors) in proceeding with the Merger is to acquire the entire equity interest in DavCo in a leveraged transaction providing fair value to the Unaffiliated Stockholders. See "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES" and "--Interest of Certain Persons in the Merger." DAC, Messrs. Kirstien and Rothstein and the CVC Investors regard the acquisition of the Shares in the Merger as an attractive investment opportunity because they believe DavCo's future business prospects are favorable and that the substantial increase in the debt to equity ratio of DavCo after the Merger, although importing greater investment risks, will create the potential for the shareholders' equity value of DavCo to increase more rapidly on a percentage basis than the shareholders' equity value of an identical corporation with a larger equity base and less debt. Messrs. Kirstien and Rothstein and the CVC Investors could earn a substantial return on their equity investment in DAC (of which DavCo will be a wholly-owned subsidiary following consummation of the Merger). In addition, the flexibility inherent in a closely-held corporation to implement a long-term business strategy, without concentrating on short-term, reported quarterly earnings reports, should render more feasible these results.

    While the Kirstien Investors, the Rothstein Investors and the CVC Investors are looking to achieve substantial returns on their investment in DavCo through their ownership of DAC, they believe that such returns are available only to those investors who are willing to bear the substantial risks associated with a highly leveraged investment. Each believes that the discount on the potential future value of DavCo which may be applied to reflect such risk from the point of view of Unaffiliated Stockholders is necessarily different from the discount applied by DAC and the Affiliated Stockholders who will own a significant interest in a privately held company and who accordingly will be able to closely and directly monitor and influence the performance of their investment.

    As a result of the Merger, the Kirstien Investors will increase their percentage beneficial ownership of the common equity interests in DavCo, on a fully diluted basis, from approximately 7.7% to 16.5%; the Rothstein Investors will increase their percentage ownership, on a fully diluted basis, from approximately 5.8% to 16.5%; and CVC from approximately 40.6% to, together with all CVC Investors, 67.0%, on a fully diluted basis. The Affiliated Stockholders' percentage interests in DavCo's net book value and net earnings will increase correspondingly. See "SELECTED FINANCIAL DATA OF DAVCO." Payments in connection with the Merger and related financing will reduce substantially DavCo's net book value and net earnings. See "FINANCING OF THE MERGER."

    In order to provide a prompt and orderly transfer of ownership of DavCo from the Stockholders to DAC, in light of relevant financial, legal, tax and other considerations, and to facilitate the required financing for the transaction, the acquisition has been structured as a merger pursuant to which, if the Merger Agreement is adopted by the requisite vote of the Stockholders, DAC Sub will be merged with and into DavCo and all of the outstanding Shares (other than Shares held in DavCo's treasury, by any subsidiary of DavCo, or by DAC or DAC Sub) will be converted into the right to receive $20.00 in cash per Share, without interest unless holders thereof elect to pursue appraisal rights under the DGCL. See "THE MERGER" and "APPRAISAL RIGHTS."

INTERESTS OF CERTAIN PERSONS IN THE MERGER; CONFLICTS OF INTEREST

    In considering the recommendation of the Board of Directors with respect to the Merger, Stockholders should be aware that certain members of DavCo's Board of Directors have certain interests that present them with actual or potential conflicts of interest in connection with the Merger. The Board of Directors was aware of these conflicts and considered them among the other matters described under "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors."

    INTEREST IN COMMON STOCK. As of the Record Date, DavCo's directors, Mr. Kirstien, Mr. Rothstein, Mr. Knief, Mr. Corpening, Edward H. Chambers, Mr. Farley, Gino Marchetti, Mr. Rosser and Mr. Winokur, beneficially owned an aggregate of 1,258,936 Shares, as follows:


                                                                                PERCENTAGE OF
                                                                                 OUTSTANDING
                                                                NUMBER             SHARES
                                                                  OF             (* DENOTES
                                                               SHARES(1)        LESS THAN 1%)
                                                              -----------  -----------------------
R. D. Kirstien (2)..........................................     595,769               8.79
H. Rothstein (3)............................................     449,274               6.78
B. L. Knief (4).............................................      45,742                  *
C. E. Corpening (5).........................................          --                 --
E. H. Chambers..............................................      11,100                  *
J. D. Farley................................................      48,122                  *
G. Marchetti................................................      13,600                  *
H. O. Rosser................................................      71,329               1.12
B. J. Winokur...............................................      24,000                  *


------------------------
(1) Includes all stock options which are exercisable within 60 days of the Record Date.
(2) Includes shares held by the Kirstien Investors.
(3) Includes shares held by the Rothstein Investors.
(4) Excludes shares held by CVC. Mr. Knief serves as Senior Vice-President of
    CVC.
(5) Excludes shares held by CVC. Mr. Corpening serves as an officer of CVC.

    In addition, as of the Record Date, CVC beneficially owned 3,133,049 Shares, representing approximately 40.60% of the outstanding Shares.

    The Kirstien Investors, the Rothstein Investors and the CVC Investors have agreed to contribute prior to consummation of the Merger 200,000 Shares, 200,000 Shares and 1,200,000 Shares, respectively, to DAC in exchange for 16.5%, 16.5% and 67.0%, respectively, of the outstanding common equity of DAC. These shares will not be converted in the Merger and will be canceled without payment (other than the issuance of shares of DAC's common stock to Messrs. Kirstien and Rothstein and the CVC Investors). Accordingly, if the Merger is consummated, the directors of DavCo, as Stockholders, are expected to receive aggregate net proceeds (net of the exercise price of Shares held under options) of $11,239,665 in respect of the conversion of their Shares in the Merger as follows:

R. D. Kirstien..................................................  $5,528,339
H. Rothstein....................................................  2,636,380
B. L. Knief.....................................................    631,160
C. E. Corpening.................................................         --
E. H. Chambers..................................................    116,688
J. D. Farley....................................................    631,393
G. Marchetti....................................................    114,375
H. O. Rosser....................................................  1,387,080
B. J. Winokur...................................................    194,250

    EQUITY OWNERSHIP OF DAC. As noted above, the Kirstien Investors, the Rothstein Investors and the CVC Investors are expected to own 16.5%, 16.5% and 67.0%, respectively, of the common equity interests in DAC. See "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES."

    BONUSES. Upon consummation of the Merger, DAC has agreed that Mr. Kirstien and Mr. Rothstein will receive one-time cash payments aggregating approximately $3,040,000 in recognition of past services and as an inducement to continue in the employ of DavCo in the future and to compensate them for the adverse tax costs associated with the cancellation of the options and as a result of the transaction.

    INDEMNIFICATION. Under the Merger Agreement, DAC or the Surviving Corporation is required to provide, for a period of six years after the Effective Time, directors' and officers' liability insurance policies in favor of the present and former directors, officers, employees and agents of DavCo who are presently covered under such policies by the Company with respect to actions or omissions occurring prior to the Effective Time on terms no less favorable than such insurance maintained by DavCo as of the date of the Merger Agreement in terms of coverage and amounts, provided that DAC and the Surviving Corporation shall not be required to pay in the aggregate an annual premium for such insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement. The Merger Agreement also provides that DAC and the Surviving Corporation will indemnify and hold harmless the above parties against any losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission in connection with the performance of their duties to DavCo (including, without limitation, in connection with the Merger) and occurring prior to the Effective Time to the full extent permitted under Delaware law, the Surviving Corporation's Certificate of Incorporation or By-Laws in effect as of the Effective Date or any indemnification agreement as presently in effect. In addition, under the Merger Agreement, DAC has agreed that all rights to indemnification existing in favor of the employees, agents, directors and officers of DavCo in effect on the date of the Merger Agreement will survive the Merger, and that the Certificate of Incorporation and Bylaws of the Surviving Corporation will include indemnification provisions no less comprehensive than those contained in the Surviving Corporation's Certificate of Incorporation and Bylaws in effect as of the Effective Time. The Merger Agreement also provides that all existing indemnification agreements between the Company and its directors, officers, employees and agents will be continued after the Effective Time. See " THE MERGER--Indemnification of Directors and Officers."

    OTHER. Messrs. Kirstien, Rothstein, Knief and Corpening and David F. Thomas are currently the directors of DAC and DAC Sub. See "CERTAIN INFORMATION CONCERNING DAC, DAC SUB AND AFFILIATES." The Merger Agreement provides that the directors of DAC Sub will be the directors of the Surviving Corporation, and that the officers of DavCo will be the officers of the Surviving Corporation upon the consummation of the Merger. See "CERTAIN INFORMATION CONCERNING

THE DIRECTORS AND OFFICERS OF DAVCO." The compensation levels and employee benefit plans and programs for directors, officers and employees of DavCo after the Merger are expected to be substantially the same as those currently provided by DavCo.

CERTAIN EFFECTS OF THE MERGER

    Upon consummation of the Merger, the Stockholders will be entitled to receive a payment in cash of $20.00 per Share, without interest, or to exercise appraisal rights under Section 262 of the DGCL if properly demanded prior to the vote on the Merger at the Special Meeting. The Stockholders (other than the Affiliated Stockholders through their ownership of DAC), as of the Effective Time, will have no continuing ownership interest in the Company and will no longer participate in the future earnings and potential growth of the Company. The Affiliated Stockholders, as the holders of all of the outstanding common stock of DAC, will be entitled to all of the benefits, and subject to all of the risks, that will result from such ownership.

    As a result of the Merger, the Company will become a privately held, wholly-owned subsidiary of DAC. From the Effective Time, the Shares will no longer be traded on the ASE, and price quotations with respect to sales of Shares in the public market will no longer be available. The registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will terminate and this termination will substantially reduce the information required to be filed by the Company with the Securities and Exchange Commission (the "Commission") and will make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement, under the proxy rules of Regulation 14A, of furnishing a proxy or information statement in connection with stockholders meetings no longer applicable to the Company.

    Pursuant to the terms of the Merger Agreement, the board of directors of DAC Sub shall become, upon consummation of the Merger, the board of directors of the Company (as the Surviving Corporation). Messrs. Kirstien, Rothstein, Knief, Corpening and Thomas are the current directors of DAC Sub and are expected to be the only directors of the Surviving Corporation.

PLANS FOR THE COMPANY AFTER THE MERGER

    It is expected that following the Merger the business and operations of the Company will, except as set forth in this Proxy Statement, be conducted by the Surviving Corporation substantially as they are currently conducted.

    Except as described in this Proxy Statement, DAC has no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Company's corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations of the Company or sale or transfer of a material amount of assets. However, DAC will continue to evaluate the business and operations of the Surviving Corporation following the Merger and may propose or develop new plans and proposals which it considers to be in the best interests of the Surviving Corporation and its stockholders.

RISK THAT THE MERGER WILL NOT BE CONSUMMATED

    Consummation of the Merger is subject to several conditions, including receipt of the required Stockholder approval, the absence of an injunction or other order restraining consummation of the transactions contemplated by the Merger Agreement, receipt by DAC and/or DAC Sub of the required financing to complete the Merger and to pay related fees and expenses and holders of not more than 5% of the outstanding Shares electing to demand appraisal rights. See "THE MERGER--Conditions to Consummation of the Merger." Although, as described in "FINANCING OF THE MERGER," DAC has obtained a commitment for the required financing, this commitment contains several conditions. Therefore, even if the requisite Stockholder approval is obtained, there can be no assurance that the Merger will be consummated.

    The Merger Agreement provides that DAC and DAC Sub are entitled to reimbursement from DavCo for their expenses incurred in connection with the Merger Agreement and consummation of the transactions contemplated thereby in the event that the Merger Agreement is terminated by DavCo because of the exercise by the Board of Directors of its right under the Merger Agreement to accept another acquisition proposal consistent with its fiduciary obligations to stockholders under Delaware law, or if the Merger Agreement is terminated by DAC because the Board of Directors of DavCo (i) shall have withdrawn or modified, in a manner adverse to DAC, its approval or recommendation of the Merger or (ii) shall have approved another acquisition proposal; provided that such reimbursement for expenses shall not exceed an aggregate of $1,000,000 See "THE MERGER--Expenses." In addition, DavCo has paid approximately $1.6 million in commitment fees in connection with the Financing (as hereafter defined), only $585,000 of which is refundable under limited circumstances. See "THE MERGER--Expenses."

    It is expected that if the Merger Agreement is not adopted by the Stockholders, or if the Merger is not consummated for any other reason, the Company's current management, under the direction of the Board of Directors, will continue to mange the Company as an on-going business. No other transaction is currently being considered by the Company as an alternative to the Merger.

CERTAIN RISKS IN THE EVENT OF BANKRUPTCY

    If the Company is insolvent at the Effective Time or becomes insolvent as a result of the Merger, the transfer of funds representing the $20.00 per Share price payable to Stockholders upon consummation of the Merger may be deemed to be a "fraudulent conveyance" under applicable law, and therefore may be subject to claims of certain creditors of the Company. If such a claim is asserted by the creditors of the Company after the Merger, there is a risk that persons who were Stockholders of the Company at the Effective Time will be ordered by a court to turn over to the Company's trustee in bankruptcy all or a portion of the $20.00 per Share in cash they received upon the consummation of the Merger.

    Based upon the projected capitalization of the Company at the time of the Merger and projected results of operations and cash flow after the Merger, management of the Company has no reason to believe that the Company and its subsidiaries, on a consolidated basis, will be insolvent immediately after giving effect to the Merger.

CERTAIN LITIGATION CHALLENGING THE MERGER

    On September 8, 1997, a purported class action complaint (the "Harbor Finance Complaint") was filed in the Court of Chancery of the State of Delaware (the "Court of Chancery") naming DavCo, the individual members of its board of directors and Citicorp (an affiliate of CVC) as defendants. This action, captioned Harbor Finance Partners v. Ronald D. Kirstien, Harvey Rothstein, Edward H. Chambers, Gino Marchetti, James D. Farley, Harold O. Rosser, Byron L. Knief, Barton J. Winokur, Charles Corpening, Citicorp, and DavCo Restaurants, Inc., Del. Ch., C.A. No. 15912NC, charges that the September 5 Proposal is, or consummation thereof would be, wrongful, unfair and in breach of the individual defendants' fiduciary duties. Among other things, according to the Harbor Finance Complaint, (i) the $18-$20 price range referenced in the September 5 Proposal is grossly inadequate and unfair, (ii) the September 5 Proposal was made at a time when DavCo is poised for significant growth and earnings, (iii) the Affiliated Stockholders will consummate the September 5 Proposal without an auction or other type of market check, and (iv) the defendants are in possession of non-public information concerning the financial condition and prospects of DavCo. The Harbor Finance Complaint seeks, among other things, injunctive relief against consummation of the September 5 Proposal, rescissory relief or damages in lieu thereof if the September 5 Proposal is consummated, and other equitable relief. On October 29, 1997, all defendants moved to dismiss the Harbor Finance Complaint for failure to state a claim upon which relief may be granted and to stay discovery with respect thereto pending determination of the motion to dismiss. No hearing on the motion to dismiss has been scheduled and no other proceedings have occurred in the case.

    On September 9, 1997, a second purported class action complaint (the "Gorin Complaint") was filed in the Court of Chancery against the same defendants. That action, captioned Gorin Brothers, L.P. v. Ronald D. Kirstien, Harvey Rothstein, James D. Farley, Byron L. Knief, Charles E. Corpening, Barton J. Winokur, Gino Marchetti, Harold O. Rosser, Edward H. Chambers, Citicorp and DavCo Restaurants, Inc., Del. Ch., C.A. No. 15915NC, likewise charges that consummation of the September 5 Proposal would be unfair and in violation of defendants' fiduciary duties because, according to the Gorin Complaint, (i) the September 5 Proposal was made at a time DavCo was on the verge of attaining sustained profitability,
(ii) management of DavCo allegedly has a controlling interest in DavCo such that none of its directors can meaningfully consider the September 5 Proposal or engage in arm's-length bargaining with respect to it, (iii) the Affiliated Stockholders will consummate the September 5 Proposal without an auction or other type of market check, and (iv) the defendants are in possession of non-public information concerning the financial condition and prospects of DavCo. The Gorin Complaint seeks, among other things, injunctive relief against consummation of the September 5 Proposal, rescissory relief or damages in lieu thereof if the September 5 Proposal is consummated, and other equitable relief. The Gorin Complaint has not been served and, accordingly, the defendants are not obligated to respond thereto.


    On November 25, 1997, a third purported stockholder class action complaint was filed in the Court of Chancery, captioned Steve Silberg v. Davco Restaurants, Ronald D. Kirstien, Harvey Rothstein, Gino Marchetti, James D. Farley, Harold O. Rosser, Byron L. Knief, Barton J. Winokur, Edward H. Chambers and Charles Corpening, Del. Ch., C.A. No. 16057NC. The complaint in this action was amended on February 9, 1998 (as amended, the "Silberg Complaint") to add additional allegations to the original complaint and to name CVC as an additional defendant. The Silberg Complaint charges that defendants breached their fiduciary duties in approving the Merger in that, among other things, the $20 per Share price payable to Stockholders upon consummation of the Merger is unfair. The Silberg Complaint also alleges, among other things, that: (i) the $20 per Share price payable to Stockholders upon consummation of the Merger was not the result of negotiation, but was merely accepted by the directors, (ii) CVC was allegedly willing to buy DavCo for at least $25 per Share and might consider doing so at a price up to $30 per Share, (iii) Equitable did not consider certain matters in its analysis, (iv) the payment of certain bonuses to Messrs. Kirstien and Rothstein would violate certain provisions of the Restated Certificate of Incorporation of the Company if not approved by requisite stockholder vote, (v) the defendants are in possession of material, non-public information concerning the Company's assets, businesses and future prospects,
(vi) the defendants have not considered unspecified other possible purchases of and offers for the assets or stock of the Company but have unfairly favored the Proposal, and (vii) the timing of the Merger is unfair because the Company is now experiencing increasing growth and success. The Silberg Complaint seeks, among other things, a declaration that the defendants have breached their fiduciary duties, preliminary and permanent injunctive relief against the Merger, rescissory relief or damages if the Merger is consummated, and other equitable relief. The time in which defendants may move, answer or otherwise respond to the Silberg Compaint has not yet expired.


CERTAIN PROJECTIONS


    DavCo does not as a matter of course make public forecasts as to future sales or earnings. DavCo generally prepares internal financial forecasts only one year in advance and solely for internal use in capital budgeting and other management decisions. However, in connection with the valuation analyses of Equitable in connection with the Merger, the Company prepared certain projections of DavCo's consolidated financial performance for the fiscal years 1998 through 2003. Accordingly, these projections give effect to the Merger and the related Financing. See "SPECIAL FACTORS--Fairness of the Merger; Recommendation of the Board of Directors; Position of DAC." A summary of these projections is set forth below.

                    SUMMARY PROJECTED FINANCIAL INFORMATION
                     FISCAL YEARS ENDED SEPTEMBER 1998-2003
                                 (IN THOUSANDS)

                                 FISCAL      FISCAL      FISCAL      FISCAL      FISCAL      FISCAL
                                  1998        1999        2000        2001        2002        2003
                               ----------  ----------  ----------  ----------  ----------  ----------
Restaurant Sales.............  $  259,368  $  278,530  $  316,196  $  353,971  $  393,145  $  427,001
Operating Income.............      20,562      24,062      29,582      35,562      41,410      47,059
Net Income...................       4,131       5,669       7,348       9,636      12,044      15,004
EBIT*........................      21,493      25,074      30,664      36,716      42,640      48,366
EBITDA*......................      29,912      33,244      39,701      46,808      53,986      60,194

------------------------

* EBIT is defined as earnings before interest and taxes. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

    The foregoing projections should be read together with the information contained in the consolidated financial statements and accompanying notes of DavCo and with the following assumptions made in preparing such projections:

        (a) The foregoing projections assume consummation of the Merger and the incurrence of the Financing relating thereto. See "FINANCING OF THE MERGER" for a discussion of the terms of the Financing.

        (b) In July 1997, DavCo acquired 34 franchised Friendly's restaurants from Friendly's Ice Cream Company. See "BUSINESS--Recent Developments." The projections set forth above reflect sales revenue attributable to these acquired franchised restaurants.

        (c) In September 1997, DavCo entered into an agreement to sell the operations of 46 Midwestern Wendy's restaurants to Western & Southern Food Service, L.L.C. See "BUSINESS--Recent Developments." The restaurant sales and operating income projections set forth above, however, include sales revenue and operating expenses attributable to these 46 Wendy's restaurants and does not include sales revenue or operating expenses attributable to 7 Wendy's restaurants to be closed.

        (d) Operating income, EBIT and EBITDA do not reflect contributions from DavCo Oil Co., a new subsidiary expected to commence sales operations on February 1, 1998.

    See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

    None of the foregoing projections should be regarded as an accurate prediction of future events. They were prepared solely for the exploratory and analytical purposes of Equitable, which understood the inherent unreliability of projections as predictions of future results and were expected to make their own independent judgments about the estimates and assumptions made.

    Additionally, the projections described above were not prepared with a view toward public disclosure or to be in compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. DavCo generally prepares internal financial forecasts only one year in advance and solely for internal use in capital budgeting and other management decisions. The Company's internal forecasts and the projections described above are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments. The projections were based on a number of assumptions that are beyond the control of DavCo. Many of the assumptions upon which the projections were based are dependent upon economic forecasting (both general and specific to DavCo's business), which is inherently uncertain and subjective, including assumptions with respect to restaurant industry performance, food and supply costs (including fresh beef in particular), labor costs and relations and assessments and other matters which are beyond the control of DavCo.

    Inclusion of the foregoing forecasts should not be regarded as a representation by DavCo, DAC, DAC Sub, any of their respective financial advisors or any other entity or person that the forecasts and projected results would be achieved or as to any future event, occurrence or non-occurrence and none of the foregoing parties assumes any responsibility for the accuracy of such information. In addition, because the forecasts and projections are based on a number of assumptions, including consummation of the Merger and the related Financing, and are subject to significant economic and competitive uncertainties and contingencies, which are beyond the control of DavCo, there can be no assurance that the forecasts and projections will be realized, and actual results may be higher or lower than those shown, possibly by material amounts.

    The projections described above were prepared and utilized as described above, and have not been and will not be revised or updated from the date of their preparation to reflect subsequent events, facts or other information of which any person or entity has become aware.

                                   THE MERGER

    THE FOLLOWING INFORMATION WITH RESPECT TO THE TERMS AND CONDITIONS OF THE MERGER IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE MERGER AGREEMENT, A COPY OF WHICH IS ATTACHED TO THIS PROXY STATEMENT AS ANNEX A.

GENERAL

    The Merger Agreement sets forth the terms and conditions upon which the Merger is to be effected. The Merger will be consummated only if the conditions thereto set forth in the Merger Agreement are satisfied or waived (see "Conditions to Consummation of the Merger" below) including receipt of the required stockholder approval (see "Stockholder Adoption of the Merger Agreement" below).

    The Merger Agreement provides that at the Effective Time, DAC Sub will merge with and into the Company and the separate existence of DAC Sub will cease. The Company shall be the Surviving Corporation in the Merger. Each Share which is outstanding immediately prior to the Effective Time (other than Shares held at the Effective Time in the Company's treasury, by any Subsidiary of the Company, by DAC or by DAC Sub, which will be canceled without payment, and other than Shares in respect of which appraisal rights have been properly perfected) will be converted into the right to receive $20.00 in cash, without interest. Each share of common stock of DAC Sub issued and outstanding at the Effective Time will become, without any action on the part of the holder thereof, one fully paid and non-assessable share of common stock of the Surviving Corporation. Upon consummation of the Merger, Stockholders, other than DAC (and the Affiliated Stockholders as the owners of DAC), will possess no further interest in, or rights as Stockholders of, the Company, other than their right to receive $20.00 per Share or to exercise appraisal rights.

EFFECTIVE TIME OF THE MERGER

    The Merger Agreement provides that the Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time as is specified in the Certificate of Merger. The required filing is expected to be made promptly following adoption of the Merger Agreement by the Stockholders at the Special Meeting and the satisfaction, or where permissible, waiver of the other conditions set forth in the Merger Agreement. Upon the effectiveness of the Merger, the Restated Certificate of Incorporation of DavCo will be amended to read as set forth in Exhibit A to the Merger Agreement and as so amended will be the Restated Certificate of Incorporation of the Surviving Corporation, and the By-Laws of DAC Sub in effect at the Effective Time will become the By-Laws of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the directors of DAC Sub will be the directors of the Surviving Corporation and the officers of DavCo will be the officers of the Surviving Corporation.

STOCKHOLDER ADOPTION OF THE MERGER AGREEMENT

    Under the DGCL, the affirmative vote of Stockholders entitled to cast at least a majority of the votes which all Stockholders are entitled to cast at the Special Meeting is required for adoption of the Merger Agreement. Pursuant to the terms of DavCo's Restated Certificate of Incorporation and the Merger Agreement, consummation of the Merger also requires the affirmative vote of a majority of the outstanding Shares that are held by the Unaffiliated Stockholders. See "INTRODUCTION--Voting at the Special Meeting," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest."

PAYMENT FOR SHARES

    After consummation of the Merger, Stockholders must surrender their stock certificates or certificates representing unexercised options or warrants to purchase Shares (collectively "Warrants") to a bank or trust company to be designated by DAC Sub (the "Paying Agent") in order to receive $20.00 per Share or, in the case of Warrants, an aggregate amount equal to $20.00 multiplied by the aggregate number of Shares issuable upon the exercise in full of all Warrants held by the holder thereof as of the Effective Time, less the aggregate cash exercise price payable upon exercise of all such Warrants. No interest will be paid or accrued on the cash payable upon the surrender of such certificates.

    Detailed instructions with regard to the surrender of certificates, together with a letter of transmittal, will be forwarded to holders of Shares by the paying Agent promptly following the Effective Time. Stockholders should not submit their certificates to the Company or the Paying Agent until they have received such materials.

    Payment for Shares will be made to former Stockholders as promptly as practicable following receipt by the Paying Agent of such certificates and other required documents. Until stock certificates and other required documents are received by the paying Agent, each certificate formerly representing Shares or Warrants shall represent solely (i) the right to receive $20.00 per Share in cash, without interest (less, in the case of Warrants, the aggregate cash exercise price payable upon exercise of such Warrants), or (ii) in the case of Shareholders who have properly perfected appraisal rights with respect to their Shares, the right to seek payment pursuant to Section 262 of the DGCL. See "APPRAISAL RIGHTS."

THE PAYMENT FUND

    At or before the Effective Time, DAC Sub (or the Company, as the Surviving Corporation) will deposit with the Paying Agent, in trust for the benefit of all Stockholders receiving cash for their Shares, an amount of cash sufficient to satisfy the payment of $20.00 for each outstanding Share and Warrant owned by such Stockholders. At any time at least 120 days after the Effective Time, the Surviving Corporation may request the Paying Agent to return to it an amount equal to $20.00 multiplied by the number of shares in respect of which appraisal rights have been properly perfected.

REGULATORY MATTERS

    Other than the requirements of the Exchange Act, premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the filing of the Certificate of Merger pursuant to the DGCL, neither the Company, DAC nor DAC Sub is aware of any federal or state regulatory approvals or consents that must be obtained in connection with the Merger.

CONDITIONS TO CONSUMMATION OF THE MERGER

    The respective obligations of DAC, DAC Sub and DavCo to effect the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions: (i) the representations and warranties contained in the Merger Agreement that are qualified by materiality shall be true and correct and those that are not so qualified shall be true and correct in all material respects as of the Closing Date; (ii) the performance in all material respects of all obligations contained in the Merger Agreement that are required to be performed at or prior to the Closing Date; (iii) the Stockholders shall have adopted and approved the Merger Agreement and the Merger as required under the laws of the State of Delaware, and the holders of a majority of the outstanding Shares that are held by the Unaffiliated Stockholders shall have voted for the adoption and approval of the Merger Agreement and the Merger; (iv) all filings with and all approvals, consents, authorizations and waivers from governmental and other regulatory agencies and other third parties required to consummate the transactions contemplated by the Merger Agreement, which, if not obtained, would have a material adverse effect on the financial condition, results of operation or business of DavCo and its subsidiaries taken as a whole, or would prevent the consummation of the Merger and other transactions contemplated by the Merger Agreement, shall have been made or obtained; (v) there shall be no effective restraining order, injunction or any other order of any nature issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger and the transactions contemplated by the Merger Agreement; and (vi) no action, proceeding, application or counterclaim by any governmental entity before any court or governmental regulatory or administrative agency, authority or tribunal, and which (A) if adversely determined would have a material adverse effect on the Surviving Corporation or the ability of any party to the Merger Agreement to perform its obligations thereunder or (B) challenges or seeks to challenge, restrain or prohibit the consummation of the Merger, shall have been threatened, instituted or be pending.

    The obligation of DAC and DAC Sub to effect the Merger is also subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions: (i) DAC and/or DAC Sub shall have completed their arrangements for the Financing (as hereafter defined) and received the cash proceeds thereof; and
(ii) the holders of not more than 5% of the total number of Shares outstanding immediately prior to the Effective Time, on a fully diluted basis, shall have demanded an appraisal of such Shares in accordance with Section 262 of the DGCL.

    Each of the conditions to the consummation of the Merger may be waived by the party whose obligations are subject to the satisfaction of such condition; provided that certain conditions, such as Stockholder approvals, would be required to be satisfied by applicable law, notwithstanding any waiver.

CERTAIN COVENANTS

    CONDUCT OF DAVCO'S BUSINESS PRIOR TO THE MERGER. The Merger Agreement provides that, prior to the Effective Time, except as contemplated by the Merger Agreement or otherwise consented to or approved in writing by DAC: (i) DavCo will operate and will cause its subsidiaries to operate its business in the ordinary course of business; (ii) DavCo shall not declare, set aside or pay any dividends on, or make any distributions in respect of, its outstanding capital stock, except for its regular dividend to stockholders, shall not split, combine or reclassify any of its outstanding capital stock and shall not purchase, redeem or otherwise acquire any of its outstanding capital stock or any right, warrant or option to acquire stock; (iii) DavCo shall not issue, sell or otherwise encumber any shares of its capital stock or other voting securities or rights, warrants or options therefor, except for the issuance of Shares upon the exercise of warrants or options outstanding prior to the date of the Merger Agreement; (iv) DavCo shall not amend its Certificate of Incorporation or By-laws; (v) DavCo shall not acquire any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein), or form any subsidiaries; (vi) DavCo shall not sell or otherwise dispose of any of its substantial assets, except in the ordinary course of business, or as disclosed in the Merger Agreement; (vii) DavCo shall not make any capital expenditures or commitments with respect thereto, except capital expenditures or commitments not exceeding $20,000,000 in the aggregate as DavCo may, in its discretion, deem appropriate; (viii) DavCo shall not (x) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings in the ordinary course under existing lines of credit (or under any refinancing of such existing lines), (B) indebtedness owing to, or guaranties of indebtedness owing to, DavCo or (C) in connection with the financing of the Merger, or (y) make any loans or advances to any other person, other than to DavCo and other than routine advances to employees, except in the case of either (x) or (y) as disclosed in the Merger Agreement; (ix) DavCo shall not grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing DavCo plans, except as may be required under existing agreements or in the ordinary course of business consistent with past practices; (x) DavCo shall not merge, amalgamate or consolidate with any other entity in any transaction, sell all or substantially all of its business or assets, or acquire all or substantially all of the business or assets of any other person or entity; (xi) DavCo shall not enter into or amend any employment, consulting, severance or similar agreement with any individual; (xii) DavCo shall not change its accounting policies in any material respect, except as required by generally accepted accounting principles; and (xiii) DavCo shall not commit or agree to take any of the foregoing actions.

    OTHER AGREEMENTS. DavCo has agreed to take all action necessary in accordance with applicable law and its Restated Certificate of Incorporation and By-laws to call, give notice of and convene the Special Meeting of Stockholders to consider and vote upon the approval of the Merger and all other actions contemplated by the Merger Agreement that require approval and adoption by the Stockholders. DavCo, DAC and DAC Sub have agreed to use their commercially reasonable efforts and to otherwise cooperate in taking the steps necessary to consummate the Merger. In particular, DAC and DAC Sub have agreed to use their commercially reasonable efforts to obtain the Financing on terms satisfactory to them. DavCo has agreed that it will not, and will not permit any of its subsidiaries or any of their respective officers, employees, representatives or agents, directly or indirectly, to solicit, initiate or encourage, or to participate in any discussions or negotiations regarding, or to furnish to any person any information with respect to, or to take any other action to facilitate any inquiries or the making of any proposal that constitutes, or reasonably may be expected to lead to, any proposal regarding a merger or other business combination involving DavCo or for the acquisition of a material equity interest in, or a material portion of the assets of, DavCo (an "Acquisition Proposal"), other than the transactions contemplated by the Merger Agreement; provided that DavCo may furnish such information to, or enter into discussions or negotiations with, another party in connection with an unsolicited Acquisition Proposal by such party if determined in good faith by the Board of Directors (after consultation with counsel) to be required for the Board to comply with its fiduciary obligations to stockholders under applicable law.

TERMINATION

    The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the Stockholders: (i) by mutual written consent of DAC and DavCo; (ii) by either DavCo or DAC if the Merger has not been consummated on or prior to April 1, 1998, provided that the failure to consummate the Merger is not attributable to the failure of the terminating party to fulfill its obligations pursuant to the Merger Agreement; (iii) by either DavCo or DAC if at the Special Meeting or any adjournment thereof, the Stockholders fail to adopt and approve the Merger Agreement and the Merger as required by Delaware law, DavCo's Restated Certificate of Incorporation and the terms of the Merger Agreement; (iv) by either DavCo or DAC if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken other actions, in each case permanently enjoining, restraining, or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall become final and nonappealable;
(v) by DavCo, if the Board of Directors of DavCo shall have approved an Acquisition Proposal after determining that such approval is necessary in the exercise of its fiduciary obligations under applicable law; (vi) by DAC, if the Board of Directors of DavCo shall have (i) withdrawn or modified, in a manner adverse to DAC or DAC Sub, the approval or recommendation by the Board of Directors of the Merger Agreement or the Merger or (ii) approved another Acquisition Proposal; (vii) by DAC, if any of the conditions to DAC or DAC Sub's obligations set forth in Section 6.2 of the Merger Agreement shall have become incapable of fulfillment, and shall not have been waived by DAC, or if DavCo shall breach in any material respect any of its representations, warranties or obligations under the Merger Agreement and such breach shall not have been cured in all material respects or waived and DavCo shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the closing date, but only if such breach, singly or together with all other such breaches, constitutes a failure of the condition contained in such Section
6.2 as of the date of such termination, and provided that DAC or DAC Sub shall not be in breach of any of its material representations, warranties, covenants or agreements contained in the Merger Agreement; or (viii) by DavCo, if any of the conditions to DavCo's obligations set forth in Section 6.3 of the Merger Agreement shall have become incapable of fulfillment, and shall not have been waived by DavCo, or if DAC or DAC Sub shall breach in any material respect any of their respective representations, warranties or obligations under the Merger Agreement and such breach shall not have been cured in all material respects or waived and DAC or DAC Sub, as the case may be, shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the closing date, but only if such breach, singly or together with all other such breaches, constitutes a failure of the condition contained in such Section 6.3 as of the date of such termination, and provided that DavCo shall not be in breach of any of its material representations, warranties, covenants or agreements contained in the Merger Agreement.

EXPENSES

    The Merger Agreement provides that DAC and DAC SUB are entitled to reimbursement from DavCo for their expenses incurred in connection with the Merger Agreement and consummation of the transactions contemplated thereby in the event that the Merger Agreement is terminated by DavCo because of the exercise by the Board of Directors of its right under the Merger Agreement to accept another acquisition proposal consistent with its fiduciary obligations to stockholders under Delaware law, or if the Merger Agreement is terminated by DAC because the Board of Directors of DavCo (i) shall have withdrawn or modified, in a manner adverse to DAC, its approval or recommendation of the Merger or (ii) shall have approved another acquisition proposal; provided that such reimbursement for expenses shall not exceed an aggregate of $1,000,000. Beyond the terms of the Merger Agreement, DavCo has agreed to bear as its expense the commitment fees in connection with the Financing, totaling approximately $2.2 million, of which approximately $1.6 million has been paid by DavCo and approximately $0.6 million would be payable upon funding by GAF under the commitment. However, if DavCo terminates the commitment, a termination fee of $750,000 would be payable by DavCo to GAF, and if GAF terminates the commitment or fails to fund in contravention of the commitment, GAF is required to refund to DavCo $585,000 of the $1.6 million in commitment fees paid by DavCo. See "FINANCING OF THE MERGER--Fees and Expenses."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under the Merger Agreement, DAC or the Surviving Corporation is required to provide, for a period of six years after the Effective Time, directors' and officers' liability insurance policies in favor of the present and former directors, officers, employees and agents of DavCo who are presently covered under such policies by the Company with respect to actions or omissions occurring prior to the Effective Time on terms no less favorable than such insurance maintained by DavCo as of the date of the Merger Agreement in terms of coverage and amounts, provided that DAC and the Surviving Corporation shall not be required to pay in the aggregate an annual premium for such insurance in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement. The Merger Agreement also provides that DAC and the Surviving Corporation will indemnify and hold harmless the above parties against any losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission occurring prior to the Effective Time to the full extent permitted under Delaware law, the Surviving Corporation's Certificate of Incorporation or By-Laws in effect as of the Effective Date or any indemnification agreement as presently in effect. In addition, under the Merger Agreement, DAC has agreed that all rights to indemnification existing in favor of the employees, agents, directors and officers of DavCo in effect on the date of the Merger Agreement will survive the Merger, and that the Certificate of Incorporation and Bylaws of the Surviving Corporation will include indemnification provisions no less comprehensive than those contained in the Surviving Corporation's Certificate of Incorporation and Bylaws in effect as of the Effective Time. The Merger Agreement also provides that all existing indemnification agreements between the Company and its directors, officers, employees and agents will be continued after the Effective Time. See " THE MERGER--Indemnification of Directors and Officers."

ACCOUNTING TREATMENT OF THE MERGER

    Pursuant to the guidelines established by the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) Issue 88-16, the Merger will be accounted for as a step acquisition.

                            FINANCING OF THE MERGER

    The consummation of the Merger is subject to, among other things, receipt by DAC and DAC Sub of proceeds of the financing (the "Financing") necessary to pay the consideration payable to the Stockholders in the Merger and to pay fees and expenses incurred in connection with the Merger. The total amount of financing expected to be required is approximately $138 million and is expected to be obtained from GAF, as described below.

    The expected sources and uses of funds in connection with the Merger are as follows:

SOURCES
Debt Financing................................................  $137,502,000
                                                                -----------
    TOTAL SOURCES OF FUNDS....................................  $137,502,000
                                                                -----------
                                                                -----------
USES
Payment for Shares in the Merger..............................  $105,392,000
Management, Director and Employee Options and Bonus
  (net of tax benefit to Company).............................  $ 6,422,000
Repayment of Existing Indebtedness............................  $21,295,000
Fees and Expenses.............................................  $ 4,393,000
                                                                -----------
    TOTAL USES OF FUNDS.......................................  $137,502,000
                                                                -----------
                                                                -----------

DEBT FINANCING

    GAF has committed, pursuant to a commitment letter dated October 17, 1997 and subject to the various conditions mentioned below, to provide a total of $180,000,000 in financing in the form of three term loans, described below, aggregating $150,000,000, and a two-year forward commitment facility in the amount of $30,000,000. Borrowers under the GAF commitment are DavCo, Southern Hospitality Corp., a subsidiary of DavCo, and DAC, and borrowings under the GAF financing would be guarantied by FriendCo Restaurants, Inc., a subsidiary of DavCo.

    The first term loan ("Loan 1"), in the amount of $20,000,000 for 15 designated restaurant locations, amortizes in equal monthly payments over a 20 year term. The interest rate on Loan 1 will be fixed at the closing of the financing at a per annum rate equal to the 30-year U.S. Treasury Rate plus 325 basis points. Loan 1 will be secured by a first-fee mortgage on the 15 Loan 1-designated restaurants and a first priority security interest in all other assets relating to the same 15 restaurants. The second term loan ("Loan 2"), in the amount of $104,000,000 for 124 designated restaurant locations, amortizes in equal monthly payments over a 15-year term. The interest rate on Loan 2 will be fixed at the closing of the financing at a per annum rate equal to the 10-year U.S. Treasury Rate plus 350 basis points. Loan 2 will be secured by a first priority security interest in all other assets relating to the same 124 Loan 2-designated restaurants. The third term loan ("Loan 3") is in the amount of $26,000,000 for 38 designated restaurant locations. Loan 3 provides for up to a two-year term with interest-only payments during such term, with principal reductions during such two-year term occurring only upon the sale or disposition of a Loan 3- designated restaurant during the term. At the end of the two-year term, the remaining principal balance of Loan 3, unless paid, will be converted into a 15-year term loan, provided that there shall have been no material adverse change in the borrowers. The per annum interest rate on Loan 3 will be based upon the one month LIBOR plus 350 basis points, to be set monthly. If Loan 3 is converted with two years, the interest rate will be fixed at a rate per annum equal to the 10-year U.S. Treasury Rate plus 350 basis points.

    The commitment letter provides for a two-year, $30,000,000 forward commitment for development or acquisition of new restaurants. Availability under the forward commitment will be limited to 75% of the business and realty value of the newly constructed or acquired restaurants. In addition, to be eligible for borrowing under the forward commitment, the restaurants pledged as collateral for such borrowing must demonstrate certain minimum cash flow and fixed charge coverage criteria. Borrowings under the forward commitment will amortize in equal monthly installment over two different terms, determined by the collateral base: a 15-year term for borrowings for newly acquired or constructed restaurants secured by equipment or business value, and a 20-year term for borrowings for newly acquired or constructed restaurants secured by real estate and furniture, fixtures and equipment. Borrowings under the forward commitment will be cross-collateralized and cross-defaulted with Loan 1, Loan 2 and Loan 3. The interest rate on borrowings under the forward commitment will be determined based upon the term of each borrowing, with the spread for each borrowing subject to change based upon prevailing market conditions.

    The definitive agreements for the financing to be provided under the GAF commitment letter have not been reached. Accordingly, the provisions described herein may change as a result of the negotiation of definitive agreements. It is a condition to the GAF financing that definitive agreements be entered into. In addition, it is anticipated that the obligation of GAF to provide financing will be subject to the satisfaction of certain other conditions, including among others: (i) the satisfaction of all conditions precedent to the Merger and GAF's satisfaction with the terms and documentation for the Merger; (ii) GAF shall have received a solvency letter from a third party valuation firm satisfactory to GAF as to the solvency of the borrowers after giving effect to the Merger; and (iii) GAF shall have received evidence acceptable to it as to borrowers' compliance with and good standing under its existing restaurant franchise documents.

    The definitive agreements for the financing are also expected to contain numerous restrictive covenants, including covenants related to mergers and asset sales or purchases, incurrence of debt obligations, liens and contingent obligations, termination, waivers or amendments of franchise documents, name changes, transactions with affiliates, distributions and dividends and use of proceeds. The definitive agreements also are expected to contain standard event of default provisions, including, among other things, payment defaults, misrepresentations, covenant defaults, material defaults under franchise agreements and other material contracts, cross-defaults into other material indebtedness, failure to have perfected liens of purported priority, termination of GAF loan documents or franchise agreements, bankruptcy events, adverse judgments, abandonment of the Wendy's franchise and changes of control.

FEES AND EXPENSES

    The fees and expenses paid and estimated to be paid by DAC and DavCo in connection with the Merger, the Financing and related transactions are as follows:

Financing Fees..................................................  $2,205,000
Investment Banking..............................................  $ 240,000
Legal and Accounting............................................  $1,700,000
Printing and Distribution.......................................  $  10,000
SEC Filings.....................................................  $  23,829
Miscellaneous...................................................  $ 214,171
                                                                  ---------
    TOTAL.......................................................  $4,393,000
                                                                  ---------
                                                                  ---------

    To the extent not paid prior to the Effective time by DAC or DavCo, all such fees and expenses will be paid by the Surviving Corporation if the Merger is consummated. DavCo has paid approximately $1.6 million in commitment and other fees in connection with the Financing. If the Merger is not consummated, each party will bear its respective fees and expenses (including, with respect to DavCo, the commitment and other fees relating to the Financing) except as provided in the Merger Agreement. See "THE MERGER--Expenses."

    In addition to the foregoing fees, DAC has agreed to make certain one-time payments aggregating approximately $3 million to Messrs. Kirstien and Rothstein upon consummation of the Merger. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Conflicts of Interest."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following summary of federal income tax consequences is based on current law and is for general information only. The tax treatment of a Stockholder may vary depending upon his, her or its particular situation. Certain holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, S Corporations, employees of DavCo, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

    The receipt of cash for Shares pursuant to the Merger or the exercise of appraisal rights by Stockholders will be treated as a redemption of DavCo stock for federal income tax purposes. Assuming that a Stockholder's interest in DavCo will terminate as a result of the Merger taking into account the constructive ownership rules of Section 318 of the Internal Revenue Code (the "Code"), the Stockholder will realize gain or loss equal to the difference between the amount of cash received and the Stockholder's tax basis for his, her or its Shares. The gain or loss will be capital gain or loss if the Stockholder holds his, her or its Shares as a capital asset.

    Under the provisions of the Taxpayer Relief Act of 1997, in the case of individuals and other persons not taxed as corporations, if the holding period for the Shares is more than 18 months as of the Effective Time, the maximum federal income tax rate on any capital gain recognized by the Stockholder is 20%. A non-corporate Stockholder whose holding period is more than 12 months but no more than 18 months as of the Effective Time will be subject to a maximum tax rate on capital gains of 28%. Net gains on the sale of capital assets held 12 months or less are taxed at rates applicable to ordinary income. A capital loss of a noncorporate Stockholder may be offset against capital gains (and against ordinary income up to $3,000 per year). Unused capital losses may be carried forward to future years. In the case of corporate Stockholders, net capital gains are generally taxed at rates applicable to ordinary income.

    Stockholders whose interests in DavCo (taking into account the constructive ownership rules of Section 318 of the Code) are not terminated as a result of the Merger will realize gain or loss as described above if the redemption is either "not essentially equivalent to a dividend" or "substantially disproportionate" within the meaning of Section 302 of the Code. Whether or not a Stockholder qualifies for sale or exchange treatment under these provisions depends on the Stockholder's individual facts and circumstances. Stockholders should consult their tax advisors with respect to the applicability of these provisions.

    If the transaction does not qualify for sale or exchange treatment as described above, the payment for Shares will be treated as a distribution by DavCo with respect to its stock, taxable as a dividend (without any reduction for the Stockholder's basis in the Shares) to the extent that DavCo has current or accumulated earnings and profits for federal income tax purposes. Any unrecovered basis in the Shares should be reallocated to other stock that the holder owns or is treated as owning under the constructive ownership rules. If the amount of the payment exceeds DavCo's earnings and profits, it will be treated first as a return of capital (thereby reducing the Shareholder's basis in his, her or its Shares) and then, to the extent it exceeds his, her or its basis, as gain or loss from the sale or exchange of the Shares.

                                APPRAISAL RIGHTS

    Each Stockholder has the right to demand appraisal of his shares in connection with the Merger, to have his Shares appraised by the Delaware Court of Chancery and to receive the fair value of his Shares as determined by such Court, in cash, if such stockholder follows the procedures set forth under Delaware law and summarized below.

    Holders of record of Shares who desire to exercise appraisal rights must satisfy all of the conditions contained in Section 262 of the DGCL. A written demand for appraisal of the Shares owned by a Stockholder seeking appraisal must be delivered to DavCo by the record holder of such Shares before the taking of the vote on the Merger. Any such demands should be directed to: DavCo Restaurants, Inc., 1657 Crofton Boulevard, Crofton, MD 21114, Attention:
Secretary. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against adoption of the Merger Agreement. Voting against adoption of the Merger Agreement, abstaining from voting or failing to vote with respect to adoption of the Merger Agreement will not constitute a demand for payment within the meaning of Section 262.

    STOCKHOLDERS ELECTING TO EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 MUST NOT VOTE FOR ADOPTION OF THE MERGER AGREEMENT. A VOTE BY A STOCKHOLDER AGAINST ADOPTION OF THE MERGER AGREEMENT IS NOT REQUIRED IN ORDER FOR THAT STOCKHOLDER TO EXERCISE APPRAISAL RIGHTS. HOWEVER, IF A STOCKHOLDER RETURNS A SIGNED PROXY BUT DOES NOT SPECIFY A VOTE AGAINST ADOPTION OF THE MERGER AGREEMENT OR A DIRECTION TO ABSTAIN, THE PROXY, IF NOT REVOKED, WILL BE VOTED FOR ADOPTION OF THE MERGER AGREEMENT, WHICH WILL HAVE THE EFFECT OF WAIVING THAT STOCKHOLDER'S APPRAISAL RIGHTS.

    A demand for appraisal will be sufficient if it reasonably informs DavCo of the identity of the Stockholder and that such Stockholder intends thereby to demand appraisal of such Stockholder's Shares.

    Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand for appraisal should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand for appraisal should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that in executing the demand, the agent is agent for such owner or owners. A record holder such as a broker who holds Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner. Holders of Shares who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

    Within 10 days after the Effective Time, the Surviving Corporation must send a notice as to the effectiveness of the Merger to each person who has properly demanded appraisal in accordance with the provisions of Section 262 of the DGCL. Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any record holder of shares entitled to appraisal rights under
Section 262 of the DGCL and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. The Surviving Corporation is not under any obligation, and DavCo has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the Stockholders to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262 of the DGCL.

    Within 120 days after the Effective Time, any record holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not voted in favor of the Merger with respect to which demands for appraisal were received and the aggregate number of holders of such Shares. Such statements must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation.

    If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine the Stockholders entitled to appraisal rights and will appraise the "fair value" of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 of the DGCL could be more than, the same as or less than the value of the consideration that they would otherwise receive in the Merger if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, the Delaware courts have stated that the statutory appraisal remedy under Section 262 of the DGCL may not be a dissenter's exclusive remedy, depending on the factual circumstances. See "Certain Litigation".

    The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the court and taxed upon the parties as the court deems equitable. Upon application of a Stockholder, the court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the Shares entitled to appraisal.

    Any Stockholder who has duly demanded an appraisal in compliance with
Section 262 of the DGCL will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time).

    If any Stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger consideration without interest in accordance with the Merger Agreement. A holder of Shares will fail to perfect, or will effectively lose, the right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. A holder may withdraw a demand for appraisal by delivering to the Surviving Corporation a written withdrawal of the demand for appraisal and acceptance of the Merger, except that any such attempt to withdraw made more than 60 days after the Effective Time will require the written approval of the Surviving Corporation and, after a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any Stockholder without the approval of the Court.

    Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

    The foregoing is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of such Section, a copy of which is attached hereto as Annex C.

    It is a condition to the obligations of DAC and DAC Sub to consummate the Merger, which condition may be waived by DAC and DAC Sub, that the holders of not more than five percent of the outstanding Shares properly demand appraisal rights under the DGCL.

                         CERTAIN INFORMATION CONCERNING
                          DAC, DAC SUB AND AFFILIATES

    DAC and its wholly-owned Subsidiary, DAC Sub, are newly formed Delaware corporations organized at the direction of the Affiliated Stockholders for the purpose of consummating the Merger. The address of DAC's and DAC Sub's principal executive offices is 1657 Crofton Boulevard, Crofton, Maryland 21114 and their telephone number is (410) 721-3770. It is not anticipated that, prior to the Merger, DAC or DAC Sub will have any significant assets or liabilities (other than those obtained or incurred in connection with the Merger, including the Financing) or will engage in any activities other than those incident to their formation and capitalization, the arrangement of the financing and the Merger.

    All of the outstanding capital stock of DAC Sub is owned by DAC. All of the outstanding capital stock of DAC is expected to be owned by the Affiliated Stockholders. The Affiliated Stockholders are comprised of the Kirstien Investors, the Rothstein Investors and the CVC Investors.

    Immediately prior to the Merger, DAC's outstanding common equity is expect to be owned substantially as follows:

                                                                                   PERCENT OF
                                                                                   OUTSTANDING
HOLDERS                                                                           COMMON EQUITY
------------------------------------------------------------------------------  -----------------
CVC Investors.................................................................           67.0%
Kirstien Investors............................................................           16.5
Rothstein Investors...........................................................           16.5

    Each stockholder of DAC will enter into an agreement with DAC pursuant to which the shares of DAC's common stock to be acquired by such investor will be issued. It is contemplated that these agreements will contain certain restrictions on the transfer or disposition of such shares customary in transactions of this type, including provisions for the repurchase under certain circumstances, of the shares held by the investor if such individual's employment with the Company is terminated or if he dies or becomes disabled or retired.

    Ronald D. Kirstien presently serves as President and a director of both DAC and DAC Sub. Harvey Rothstein presently serves as Vice President, Secretary and a director of such companies. Messrs. Knief, Corpening and Thomas also serve as directors of DAC and DAC Sub. The name, citizenship, business address, present principal occupation and five-year employment history of each of the foregoing directors and executive officers of DAC and DAC Sub are set forth in "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY."

                            BUSINESS OF THE COMPANY

GENERAL

    As of September 27, 1997, the Company operated 229 "Wendy's Old Fashioned Hamburgers" restaurants, making it the world's largest franchisee of Wendy's. The Company maintains exclusive franchise territories in metropolitan Baltimore and Washington, D.C., the eastern shore of Maryland and portions of northern Virginia (collectively, the "Mid-Atlantic"), where it operates 138 restaurants as of September 27, 1997. In fiscal 1997, the Company opened five new Mid-Atlantic restaurants and closed two existing Mid-Atlantic restaurants. The Mid-Atlantic restaurants had an average sales of $1,121,000 for the fiscal year ended September 27, 1997. The average restaurant operating profit margin for the Mid-Atlantic restaurants was $236,000 for fiscal 1997.

    As of September 27, 1997, the Company also operated 53 Wendy's restaurants in metropolitan St. Louis and central Illinois (the "Midwest"). The Company does not maintain exclusive franchise territories in the Midwest. In fiscal 1997, the Company opened no new Midwest restaurants. Average sales for the Midwest restaurants were $614,000 for the fiscal year ended September 27, 1997. The average restaurant operating profit margin for the Midwest restaurants was $48,000 for fiscal 1997.

    Effective September 24, 1994, the Company acquired 34 restaurants in the metropolitan Nashville, Tennessee area (the "Southern Market") through the acquisition of all of the outstanding common stock of Southern Hospitality Corporation ("Southern Hospitality"). The consideration paid to the stockholders of Southern Hospitality was approximately $14,225,000. The Company also retired pre-existing debt and satisfied certain other obligations of Southern Hospitality in the amount of approximately $7,000,000. The acquisition was financed through an $18,250,000 loan from First National Bank of Maryland and from working capital of the Company. The transaction was accounted for as a purchase for financial reporting purposes. During fiscal years 1995 and 1996, the Company opened four additional restaurants in Tennessee. Average sales for the Southern restaurants for the fiscal year ended September 27, 1997, were $959,000 and the average restaurant operating profit margin was $174,000.

RECENT DEVELOPMENTS

    On July 14, 1997, the Company acquired 34 Franchised Friendly's Restaurants from Friendly Ice Cream Company of Wilbraham, Massachusetts ("F.I.C.C.") along with an exclusive development territory consisting of Delaware, Maryland, Washington, D.C. and Northern Virginia for consideration of approximately $8.5 million and the agreement to develop an additional 74 Friendly's Restaurants in this exclusive territory by the end of calendar 2003. In addition, the Company manages 14 Friendly's Restaurants for F.I.C.C. in this exclusive territory, with an option to acquire these managed restaurants under certain conditions.

    On September 24, 1997, the Company entered into an agreement to sell the operations of 46 Wendy's restaurants in its Midwestern region to Western & Southern Food Service, L.L.C. ("W&S") and to sublease the real estate and improvements held by the Company under lease for these restaurants for consideration of approximately $4.75 million. The material conditions to consummation of the agreement with W&S are the approval by Wendy's of W&S as a Wendy's franchisee, the receipt of financing by W&S and the consent of certain landlords. The Company would, under the terms of this agreement, remain primarily liable as lessee of the leased real estate and is responsible for the closing costs and disposing of seven underperforming restaurants. The transaction with W&S is unrelated to, and is not a condition to or conditioned upon, the Merger.

STRATEGY

    OPENING NEW RESTAURANTS. The Company has implemented a program designed to increase its number of restaurants, primarily in its Mid-Atlantic market. In fiscal 1997, the Company opened five new restaurants in its Mid-Atlantic market, none in its Southern market and none in its Midwest market. The Company closed five restaurant, due to unprofitability. The Company has also selected the sites for up to an additional seven new restaurants that it intends to open in fiscal 1998. The number of restaurants opened may vary depending open general economic conditions, variability in time required to obtain local permits, the continued availability of financing, and the Company's ability to locate additional suitable restaurant sites. The Company has agreed with Wendy's to open or have under construction a minimum of six Mid-Atlantic restaurants in each calendar year through 2015 and to operate a total of 240 Mid-Atlantic restaurants by the end of the calendar year 2015. The Company has met or exceeded this committed growth rate through September 27, 1997, and anticipates meeting this growth rate by opening at least an additional 102 restaurants in the Mid-Atlantic region by the end of the calendar year 2015. Any new restaurants opened by the Company must be approved by Wendy's.

    Mid-Atlantic Renovation Program. The Company, pursuant to an agreement with Wendy's, has instituted a program to retrofit selected Mid-Atlantic restaurants, primarily through the installation of an additional cash register, the upgrading of the point of sale system, and certain other structural modifications designed to increase service capacity and operational efficiency. The cost of retrofitting a restaurant is typically between $35,000 and $50,000.

RESTAURANT OPERATIONS

    MENU. Each Wendy's restaurant offers a diverse menu containing a variety of food items, featuring hamburgers and fillet of chicken breast sandwiches which are prepared to order with the customer's choice of condiments. The Wendy's menu also typically includes chili, baked and french fried potatoes, freshly prepared salads, and Frosty dessert. The Mid-Atlantic market continues to test fried chicken in some of its restaurants. In addition, the restaurants sell a variety of promotional products, normally on a limited time basis.

    MARKETING AND PROMOTIONS. As required by its franchise agreements, the Company must contribute at least 4.0% of its restaurant sales to an advertising and marketing fund. Two and one half percent of restaurant sales is currently used to benefit all restaurants owned and franchised by Wendy's. The Wendy's National Advertising Program, Inc. uses this fund to develop advertising and sales promotion materials and concepts to be implemented nationally. In fiscal 1997, The Wendy's National Advertising Program, Inc. sponsored a number of promotional campaigns which featured specialty menu items. The Company is required to spend the remainder of the 4% of its restaurant sales on local advertising. See "--Franchise and Development Agreements." The Company typically spends its local advertising dollars on local television and radio promotions.

    SITE SELECTION. Site selection for new restaurants is made by the Company's real estate and development department subject to acceptance by Wendy's. A typical market area will have a population base of at least 50,000 people within a three mile radius. Within the potential market area, the Company evaluates major retail and office concentrations and major traffic arteries to determine focal points. Site specific factors which the Company considers include visibility, convenience of access, proximity to direct competition (including other Wendy's restaurants), access to utilities, local zoning regulations and various other factors. The Company's current business strategy is to locate new restaurants, whenever possible, in free-standing buildings located on the grounds of shopping centers.

    RESTAURANTS LAYOUT AND OPERATIONS. The Company's restaurants typically range from 2,700 to 3,200 square feet with a seating capacity of between 90 and 130 people, and are typically open from 10:30 a.m. to 10:00 p.m., with many restaurants open for extended evening hours. Generally, the dining areas are fully carpeted and informal in design, with tables for two to four people. Approximately 98% of the Company's restaurants also feature drive-thru windows. Average drive-thru guest checks generally exceed in-restaurant guest checks. In fiscal 1997, drive-thru sales constituted approximately 52% of the Company's sales.

    Most Company restaurants opened since January 1992 are designed to incorporate Wendy's new high-capacity central grill/multiple register design ("High-Capacity Restaurants"). High-Capacity Restaurants are typically larger in size than traditional Wendy's restaurants and feature a central grilling area and computerized ordering system designed to relay customer orders to the grilling area more efficiently. In addition, High-Capacity Restaurants typically incorporate multiple cash registers, instead of the earlier one register Wendy's design, and a second drive-thru window.

    The Company's reporting system provides restaurant and operating data, including sales mix and labor cost information, with respect to each restaurant to the Company's executive offices. Weekly management reports by Area Managers and Regional Managers track food and labor costs and unit income. Physical inventories of all food items are taken weekly, and inventories of critical food items are taken twice a day.

RAW MATERIALS

    As a Wendy's franchisee, the Company complies with uniform recipe and ingredient specifications provided by Wendy's, and purchase all food and beverage inventories and restaurant supplies from independent vendors approved by Wendy's. Except for The New Bakery Co. of Ohio, Inc. (the "Bakery"), a wholly-owned subsidiary of Wendy's, Wendy's does not sell food or supplies to its franchisees. The Company purchases its sandwich buns from the Bakery for the majority of its restaurants. The Company purchases soft drink products from the Coca-Cola Company and its affiliates. Most other food items and supplies purchased by the Company are warehoused and distributed by independent distributors. The Company, and, in some instances Wendy's, negotiate prices directly with the vendors.

    The Company has not experienced any significant shortages of food, equipment, fixtures or other products which are necessary to restaurant operations. The Company anticipates no such shortages and believes that alternate suppliers are available in the event such shortages occur.

FRANCHISE AND DEVELOPMENT AGREEMENTS

    GENERAL. The Company's relationship with Wendy's is governed by (i) a development agreement (the "Development Agreement"), which grants to the Company an exclusive franchise territory, (ii) unit franchise and restaurant franchise agreements (collectively, the "Franchise Agreements"), one of which is executed in connection with the opening of each of the Company's restaurants, and (iii) certain other agreements between the Company and Wendy's. These agreements provide Wendy's with significant rights regarding the business and operations of the Company and impose restrictions regarding the ownership of the Company's capital stock.

    The Company is restricted by its agreements with Wendy's from engaging in competitive "quick service restaurant" ("QSR") businesses, including QSR concepts that serve hamburgers, chili or chicken breast sandwiches. In addition, Mr. Kirstien has been designated by Wendy's as the individual responsible for the development and management of the Company's restaurants. In the event Mr. Kirstien (or any other successor approved by Wendy's) (i) is no longer employed by the Company, or (ii) either owns less than a certain interest in the Company's capital stock or is not the beneficiary of an employment incentive plan acceptable to Wendy's, the Company must employ a successor, who is required to be approved by Wendy's, within 180 days of the occurrence of such event. The failure to obtain Wendy's approval of a successor within such period would constitute an event of default under the Development Agreement and each of the Franchise Agreements.

    The Company's agreements with Wendy's restrict the ownership and transfer of the capital stock of the Company. These agreements provide, among other things, that in the event any person or entity (other than CVC, WEP or Messrs. Kirstien and Rothstein) acquires 20% or more of the outstanding Shares (assuming full exercise of all presently outstanding warrants and options that are exercisable within 60 days), Wendy's may terminate the Development Agreement and/or any or all of the Franchise Agreements.

    Any acquisition by the Company of an existing Wendy's restaurant would require the consent of Wendy's and is also subject to Wendy's right of first refusal. The Company has agreed that it will not seek to acquire additional Wendy's franchises without first obtaining a waiver of this prohibition from Wendy's, except if such additional franchises are located in the States of Maryland or Virginia.

    In order to secure the obligations of the Company to make certain payments to Wendy's pursuant to the Development Agreement and the Franchise Agreements, the Company is required to maintain letters of credit in the face amount of $2.0 million. If the Company fails to make any required payment to Wendy's, upon five days prior written notice by Wendy's, Wendy's is entitled to draw down amounts under the letters of credit in satisfaction of such obligations or to terminate the Development Agreement and the Franchise Agreements, subject to applicable grace periods.

    If the Company fails to comply with the Development Agreement or the Franchise Agreements for restaurants within a covered territory, then Wendy's may terminate the exclusivity of the Company's franchises in such covered territory. Any event of default under any Franchise Agreement would give Wendy's the right to terminate the franchise rights of the Company's restaurant governed by such Franchise Agreement. The loss of the exclusivity in a territory or a significant portion of franchise rights would have a material adverse effect on the Company.

    The Company is also required to operate each of its Wendy's restaurants in accordance with certain standards described in the Wendy's International Operations Manual. Wendy's periodically monitors the operations of the Company's restaurants and notifies the Company of any failure to comply with any of the Franchise Agreements, the Development Agreement or the Wendy's International Operations Manual.

    DEVELOPMENT AGREEMENT. The Company and Wendy's entered into a Development Agreement covering the District of Columbia and certain counties in Virginia and Maryland and a Development Agreement covering Baltimore and certain counties in Maryland in 1978. These two Development Agreements were subsequently combined into a single Development Agreement in 1980. The Company entered into another Development Agreement covering certain counties on the eastern shore of Maryland in 1982, which was substantially completed and provided the Company a right of first refusal for all new restaurants in this territory. This Development Agreement was merged with the combined Development Agreement in 1996. The Company does not have a development agreement with Wendy's for either its Midwest operations or the Southern Market. Accordingly, Wendy's (or a person or entity approved by Wendy's) could, subject to certain limitations, open Wendy's restaurants in the Midwest or in the Southern Market that would compete with the Company's restaurants.

    Pursuant to the Development Agreement, the Company has been granted exclusive rights to develop and operate a specific number of Wendy's restaurants within the covered territories. The Company is required to develop and commence construction of new Wendy's restaurants in accordance with development and performance schedules. The Company is currently obligated to open or commence construction of a minimum of six restaurants in each calendar year through 2015 and to operate a total of 240 Mid-Atlantic restaurants by the end of the calendar year 2015. The Development Agreement extends through the term of the development and performance schedules. Thereafter, the Company retains a right of first refusal regarding the development of new restaurants in the relevant franchise territory for an additional 10 year period unless the Company is in default under the terms of the Development Agreement.

    Pursuant to the Development Agreement, the Company is required to submit to Wendy's for its acceptance each proposed restaurant site and the plans for each new restaurant. Wendy's provides standard construction plans, specifications and layouts for new restaurants and provides training in the Wendy's system, including standards, methods, procedures and techniques for operation of a Wendy's restaurant. The Company is obligated to pay Wendy's a technical assistance fee upon the opening of each new restaurant.

    UNIT FRANCHISE AGREEMENT AND RESTAURANT AGREEMENTS. The Company operates each of its Wendy's restaurants under a Franchise Agreement with Wendy's. Each Franchise Agreement provides the Company the right to operate a Wendy's restaurant for a period of 20 years. The Franchise Agreements are renewable by the Company, subject to certain conditions, for varying periods of up to 20 years (the terms of any renewal period may differ from those in effect during the initial term). Each unit franchise agreement gives the Company the exclusive right to operate a Wendy's restaurant in a particular geographic area, defined by either a radius of three miles or a population of 20,000 persons. There are no exclusive territorial rights granted to the Company under restaurant franchise agreements.

    Pursuant to the Franchise Agreements, Wendy's prescribes the designs, color schemes, signs and equipment to be utilized in each restaurant, and determines the menu items as well as the formulas and ingredients for the preparation of food and beverage products. Each Franchise Agreement requires the Company to pay to Wendy's a technical assistance fee upon the opening of each new restaurant and a monthly royalty equal to 4% of the gross sales of that particular restaurant. Each new restaurant opened within an area covered by the Development Agreement according to the applicable development schedule will be governed by a unit franchise agreement, with a technical assistance fee of $7,500. All other new restaurants will be governed by a restaurant franchise agreement, with a technical assistance fee of $25,000. In addition, the Company must contribute to national advertising and expend specified percentages of gross monthly sales for local advertising. See "BUSINESS--Restaurant Operations." All restaurants not located within an area covered by the Development Agreement, including any restaurant opened in the Midwest or the Southern Market, have been developed pursuant to a restaurant franchise agreement. Any further development in these markets would be pursuant to the form of franchise agreement applicable to such markets under the Company's agreements with Wendy's.

    FRIENDLY'S. On July 10, 1997, FriendCo Restaurants, Inc. executed 34 franchise agreements with Friendly's Restaurant Franchise, Inc. ("F.R.F.I.") covering operational requirements for the 34 restaurants acquired by FriendCo from Friendly Ice Cream Corporation ("F.I.C.C."). Pursuant to the franchise agreement, FriendCo agrees to operate the restaurants 365 days a year during established business hours, to pay an annual royalty fee of 4% of gross sales, and to contribute 3% of gross sales to a marketing fund. F.R.F.I. retains the right to approve and require menu items and to approve distributors or suppliers of products used in the restaurants.

    FriendCo and the Company have agreed with F.R.I.C. and F.I.C.C. that they will not engage in competitive mid-scale sit-down family style restaurant concepts for a period of two years following the termination or expiration of the franchise agreements.

    On July 10, 1997, the Company's subsidiary, FriendCo Restaurants, Inc., signed a Development Agreement with F.I.C.C., providing FriendCo with an exclusive development territory in Delaware, Maryland, the District of Columbia and certain counties in northern Virginia. FriendCo Restaurants, Inc. is required to have open or under construction 74 new Friendly's Restaurants by December 31, 2003 in order to maintain territorial exclusivity, and is entitled to open an additional 26 new restaurants through December 31, 1997.

GOVERNMENT REGULATIONS

    The restaurant business is subject to extensive federal, state and local government regulations relating to the development and operation of restaurants, including regulations relating to building, ingress and egress, zoning and the preparation and sale of food. The Company is also subject to federal and state environmental regulations, but these have not had a material effect on the Company's operations. The Company is also subject to laws governing relationships with employees, such as minimum wage requirements, health insurance coverage requirements, and laws regulating overtime, working conditions and employee citizenship. During fiscal year 1996 Congress passed the Minimum Wage Bill which increased the minimum wage to $4.75 per hour as of October 1, 1996 and $5.15 per hour as of September 1, 1997.

Substantial increases in the minimum wage or mandatory health care coverage could adversely affect the Company.

SEASONALITY AND QUARTERLY RESULTS

    The restaurant sales of the Company, similar to the rest of the quick-service restaurant industry, are moderately seasonal. The lowest sales months are typically January and February, while the highest sales months are June, July and August. During the initial six months of each fiscal year (October through March), the Company has typically recorded 47% to 49% of its total annual sales, and operating margins have been slightly lower due to lower sales providing a smaller spread over fixed costs.

TRADEMARKS AND SERVICE MARKS

    The Franchise Agreements grant to the Company the right to use certain registered trademarks and service marks, such as "Wendy's", "Wendy", "Wendy's Old Fashioned Hamburgers", and "Quality Is Our Recipe", which Wendy's has adopted to identify and promote Wendy's restaurants. The Company believes that these marks are of material importance to the Company's business.

COMPETITION

    The quick-service restaurant industry is intensely competitive with respect to price, service, location and food quality. The industry is mature and competition is expected to increase. There are several well-established competitors with substantially greater financial and other resources than the Company, some of which have been in existence for substantially longer than the Company and may have substantially more units in the markets where the Company's restaurants are or may be located. McDonald's, Burger King and Hardee's/Roy Rogers restaurants are the Company's principal competitors as other quick-service hamburger chains in the Company's franchise territories. The Company's principal competitors have been engaged in an attempt to draw customer traffic by a deep discounting strategy; however, neither Wendy's nor the Company believes that this is a profitable long-term strategy.

    The Company and the quick-service restaurant industry generally are significantly affected by factors such as changes in local, regional or national economic conditions, changes in consumer tastes, severe weather and consumer concerns about the nutritional quality of quick-service food. In addition, factors such as increases in food, labor and energy costs, the availability and cost of suitable restaurant sites, fluctuating insurance rates, state and local regulations and the availability of an adequate number of hourly-paid employees can also adversely affect the quick-service restaurant industry.

EMPLOYEES

    As of September 27, 1997, the Company employed approximately 9,700 persons in six states and District of Columbia. Of those employees, 1,350 hold management or administrative positions and the remainder are engaged in the operation of the Company's restaurants. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its employee relations to be good.

PROPERTIES

    As of September 27, 1997, the Company operated 229 Wendy's restaurants in the locations listed below. Of the 229 restaurants, the Company owned the land and building for 23 restaurants, and held long term leases covering land or both land and building for 206 restaurants. The Company's land and building leases are most commonly written for initial term of 20 years, with one or more five year renewal options. Certain leases require the payment of additional rent equal to a percentage (usually between 2% and 7%) of annual sales in excess of specified amounts.

    The Company leases approximately 30,000 square feet of office space in a building in Crofton, Maryland, which it uses as a headquarters and operations center. The Company also leases office space in Nashville, Tennessee and St. Louis, Missouri for the local operations of Southern Hospitality, and MDF, Inc. respectively.

    The following lists the locations of the restaurants operated by the Company (by market) as of September 27, 1997:

LOCATION                                                                                               NO.
--------------------------------------------------------------------------------------------------     ---
Mid-Atlantic Market:
Maryland..........................................................................................         90
Virginia..........................................................................................         37
District of Columbia..............................................................................          7
                                                                                                          ---
                                                                                                          138

Midwest Market:
Illinois..........................................................................................         27
Missouri..........................................................................................         29
                                                                                                          ---
                                                                                                           53

Southern Market:
Tennessee.........................................................................................         38
                                                                                                          ---

TOTAL ALL MARKETS.................................................................................        229
                                                                                                          ---
                                                                                                          ---

LEGAL PROCEEDINGS

    From time to time, the Company is a party to routine litigation incidental to its business. The Company maintains commercial, general liability, workers' compensation and directors and officers insurance policies which cover most of the actions brought against the Company.

    On September 8, 1997, a purported class action complaint (the "Harbor Finance Complaint") was filed in the Court of Chancery of the State of Delaware (the "Court of Chancery") naming DavCo, the individual members of its board of directors and Citicorp (an affiliate of CVC) as defendants. This action, captioned Harbor Finance Partners v. Ronald D. Kirstien, Harvey Rothstein, Edward H. Chambers, Gino Marchetti, James D. Farley, Harold O. Rosser, Byron L. Knief, Barton J. Winokur, Charles Corpening, Citicorp, and DavCo Restaurants, Inc., Del. Ch., C.A. No. 15912NC, charges that the September 5 Proposal is, or consummation thereof would be, wrongful, unfair and in breach of the individual defendants' fiduciary duties. Among other things, according to the Harbor Finance Complaint, (i) the $18-$20 price range referenced in the September 5 Proposal is grossly inadequate and unfair, (ii) the September 5 Proposal was made at a time when DavCo is poised for significant growth and earnings, (iii) the Affiliated Stockholders will consummate the September 5 Proposal without an auction or other type of market check, and (iv) the defendants are in possession of non-public information concerning the financial condition and prospects of DavCo. The Harbor Finance Complaint seeks, among other things, injunctive relief against consummation of the September 5 Proposal, rescissory relief or damages in lieu thereof if the September 5 Proposal is consummated, and other equitable relief. On October 29, 1997, all defendants moved to dismiss the Harbor Finance Complaint for failure to state a claim upon which relief may be granted and to stay discovery with respect thereto pending determination of the motion to dismiss. No hearing on the motion to dismiss has been scheduled and no other proceedings have occurred in the case.

    On September 9, 1997, a second purported class action complaint (the "Gorin Complaint") was filed in the Court of Chancery against the same defendants. That action, captioned Gorin Brothers, L.P. v.

Ronald D. Kirstien, Harvey Rothstein, James D. Farley, Byron L. Knief, Charles
E. Corpening, Barton J. Winokur, Gino Marchetti, Harold O. Rosser, Edward H. Chambers, Citicorp and DavCo Restaurants, Inc., Del. Ch., C.A. No. 15915NC, likewise charges that consummation of the September 5 Proposal would be unfair and in violation of defendants' fiduciary duties because, according to the Gorin Complaint, (i) the September 5 Proposal was made at a time DavCo was on the verge of attaining sustained profitability, (ii) management of DavCo allegedly has a controlling interest in DavCo such that none of its directors can meaningfully consider the September 5 Proposal or engage in arm's-length bargaining with respect to it, (iii) the Affiliated Stockholders will consummate the September 5 Proposal without an auction or other type of market check, and
(iv) the defendants are in possession of non-public information concerning the financial condition and prospects of DavCo. The Gorin Complaint seeks, among other things, injunctive relief against consummation of the September 5 Proposal, rescissory relief or damages in lieu thereof if the September 5 Proposal is consummated, and other equitable relief. The Gorin Complaint has not been served and, accordingly, the defendants are not obligated to respond thereto.



    On November 25, 1997, a third purported stockholder class action complaint was filed in the Court of Chancery, captioned Steve Silberg v. Davco Restaurants, Ronald D. Kirstien, Harvey Rothstein, Gino Marchetti, James D. Farley, Harold O. Rosser, Byron L. Knief, Barton J. Winokur, Edward H. Chambers and Charles Corpening, Del. Ch., C.A. No. 16057NC. The complaint in this action was amended on February 9, 1998 (as amended, the "Silberg Complaint") to add additional allegations to the original complaint and to name CVC as an additional defendant. The Silberg Complaint charges that defendants breached their fiduciary duties in approving the Merger in that, among other things, the $20 per Share price payable to Stockholders upon consummation of the Merger is unfair. The Silberg Complaint also alleges, among other things, that: (i) the $20 per Share price payable to Stockholders upon consummation of the Merger was not the result of negotiation, but was merely accepted by the directors, (ii)CVC was allegedly willing to buy DavCo for at least $25 per Share and might consider doing so at a price up to $30 per Share, (iii) Equitable did not consider certain matters in its analysis, (iv) the payment of certain bonuses to Messrs. Kirstien and Rothstein would violate certain provisions of the Restated Certificate of Incorporation of the Company if not approved by requisite Stockholder vote; (v) the defendants are in possession of material, non-public information concerning the Company's assets, businesses and future prospects,
(vi) the defendants have not considered unspecified other possible purchases of and offers for the assets or stock of the Company but have unfairly favored the Proposal, and (vii) the timing of the Merger is unfair because the Company is now experiencing increasing growth and success. The Silberg Complaint seeks, among other things, a declaration that the defendants have breached their fiduciary duties, preliminary and permanent injunctive relief against the Merger, rescissory relief or damages if the Merger is consummated, and other equitable relief. The time in which defendants may move, answer or otherwise respond to the Silberg Complaint has not yet expired.

               SELECTED HISTORICAL FINANCIAL DATA OF THE COMPANY


    The selected financial data as of September 25, 1993, September 24, 1994, September 30, 1995, September 28, 1996 and September 27, 1997 and for the years ended September 25, 1993, September 24, 1994, September 30, 1995, September 28, 1996 and September 27, 1997 have been derived from the audited financial statements of the Company and its predecessor (the "Predecessor"). Effective February 10, 1993, the Predecessor underwent a recapitalization which was accounted for using the "push down" method of accounting. The Predecessor was then merged with the Company in August 1993. The results for the 13 weeks ended December 28, 1996 and December 27, 1997 are not necessarily indicative of the results expected for any other interim period or for the full year. The following information should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the financial statements and notes thereto included elsewhere in the Proxy Statement.



                                                                                   FISCAL YEAR ENDED
                                   FOR THE 13 WEEKS ENDED    -------------------------------------------------------------
                                 --------------------------                                                   PREDECESSOR
                                                                                                              AND COMPANY
                                   COMPANY       COMPANY      COMPANY     COMPANY     COMPANY     COMPANY      COMBINED
                                 ------------  ------------  ----------  ----------  ----------  ----------  -------------
                                 DECEMBER 27,  DECEMBER 28,  SEPT. 27,   SEPT. 28,   SEPT. 30,   SEPT. 24,     SEPT. 25,
                                     1997          1996         1997        1996        1995        1994         1993
                                 ------------  ------------  ----------  ----------  ----------  ----------  -------------
OPERATIONS (in 000's)(1):
  Restaurant sales.............   $   61,381    $   52,029   $  299,096  $  206,903  $  208,671  $  163,355   $   152,702
  Operating income.............        3,593         3,290       15,130     8,071(3)     17,290      14,558         6,525
  Income (loss) before
    extraordinary item.........        2,513         2,324        6,344     2,391(3)      8,415       7,034        (1,813)
  Net income (loss)............        1,400         1,363        6,344     2,391(3)      8,415       7,034        (4,197)
  Ratio of earnings to fixed
    charges(2).................         2.45          2.36         2.56        1.60        2.69        3.09          1.12

PER SHARE DATA:
  Earnings per Share assuming
    full dilution..............   $     0.20    $     0.20   $     0.89  $   0.34(3) $     1.18  $     0.98            --



                                                                           AS OF
                                 -----------------------------------------------------------------------------------------
                                                                                                              PREDECESSOR
                                                                                                              AND COMPANY
                                   COMPANY       COMPANY      COMPANY     COMPANY     COMPANY     COMPANY     PREDECESSOR
                                 ------------  ------------  ----------  ----------  ----------  ----------  -------------
                                 DECEMBER 27,  DECEMBER 28,  SEPT. 27,   SEPT. 28,   SEPT. 30,   SEPT. 24,     SEPT. 25,
                                     1997          1996         1997        1996        1995        1994         1993
                                 ------------  ------------  ----------  ----------  ----------  ----------  -------------
FINANCIAL POSITION(1) (in 000's
    except per Share amounts)
  Property and equipment,
    net........................   $   59,433    $   51,868   $   58,074  $   49,521  $   41,661  $   33,521   $    12,321
  Leased properties, net.......       33,551        37,043       34,355      37,918      43,828      44,300        42,734
  Franchise rights, net........        4,911         3,470        5,015       3,551       4,095       4,154         3,025
  Total assets.................      129,175       118,203      126,434     117,558     115,700     113,428        82,400
  Long-term debt, net of
    current portion and
    discount...................       16,755        11,549       17,487      11,699      14,778    17,928(4)        1,734
  Capital lease obligations,
    net of current portion.....       24,680        27,616       25,374      28,404      31,083      32,838        30,722
  Stockholders' equity.........       53,034        46,653       51,634      45,526      44,219      35,804        28,770

                                                                           AS OF
                                 -----------------------------------------------------------------------------------------
                                                                                                              PREDECESSOR
                                                                                                              AND COMPANY
                                   COMPANY       COMPANY      COMPANY     COMPANY     COMPANY     COMPANY     PREDECESSOR
                                 ------------  ------------  ----------  ----------  ----------  ----------  -------------
                                 DECEMBER 27,  DECEMBER 28,  SEPT. 27,   SEPT. 28,   SEPT. 30,   SEPT. 24,     SEPT. 25,
                                     1997          1996         1997        1996        1995        1994         1993
                                 ------------  ------------  ----------  ----------  ----------  ----------  -------------
  Book value per Share assuming
    full dilution..............         7.45          4.79         7.28        6.46        6.18        4.97          3.98


------------------------

(1) On September 24, 1994, the Company acquired Southern Hospitality for approximately $17.5 million cash (net of cash acquired) and the assumption of certain liabilities. The acquisition was accounted for as a purchase.

(2) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes and extraordinary items, plus fixed charges. Fixed charges include interest expenses on all indebtedness and capital lease obligations and the Company's interest factor for operating leases.

(3) Income for the fiscal year ended September 28, 1996 includes a pre-tax charge of $5.5 million related to SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of).

(4) Increase in long-term debt relates to financing obtained in conjunction with the acquisition of Southern Hospitality.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

COMPONENTS OF REVENUES AND EXPENSES

    The Company's revenues consist entirely of restaurant sales. Any additional amounts of income are minor and are included in other income, net.

    Restaurant operating profit is computed by subtracting cost of restaurant sales and restaurant operating expenses from restaurant sales. Cost of restaurant sales consists of the Company's expenditures for food, supplies (primarily paper goods) and direct labor.


    Restaurant operating expenses include all other direct costs, including occupancy costs, advertising expenses, expenditures for repairs and maintenance, area and regional management expenses, and workers compensation, casualty and general liability insurance costs. In addition to franchise royalty payments, the Company is also required to contribute 4.0% of its Wendy's restaurant sales to an advertising fund, which consists of an amount (2.5% of sales) for Wendy's National Advertising Program, Inc. and the remainder for Wendy's local advertising. The Company is required to contribute 3% of its Friendly's restaurant sales to an advertising fund managed by Friendly's Restaurants Franchise, Inc. The fund will be used to enhance recognition of the trademark products and patronage of Friendly's Restaurants and Friendly's proprietary branded products. As of September 27, 1997 the fund has not yet been established. Until such time the fund is established the Company may spend up to 1/2% of Friendly's restaurant sales on local advertising.


    Franchise royalties, as required by the Company's Franchise agreements with Wendy's International Inc. and Friendly's Restaurant Franchise, Inc. have remained constant at 4.0% of restaurant sales throughout the periods presented. General and administrative expenses consist of corporate expenses, including executive and administrative compensation, office expenses and professional fees.

RESULTS OF OPERATIONS

    The following table expresses certain items in the Company's Consolidated Statements of Operations as a percentage of restaurant sales for each of the three most recent fiscal years.

    Note: Friendly's operations began on July 14, 1997 (11 weeks in Fiscal 1997) and are not indicative of a full year results.


                                                            FOR THE 13 WEEKS ENDED             FOR THE FISCAL YEAR ENDED
                                                       --------------------------------  -------------------------------------
                                                        DECEMBER 27,     DECEMBER 28,     SEPT. 27,    SEPT. 28,    SEPT. 30,
                                                            1997             1996           1997         1996         1995
                                                       ---------------  ---------------  -----------  -----------  -----------
Statement of Operations Data:
  Restaurant sales...................................         100.0%           100.0%         100.0%       100.0%       100.0%
  Cost of restaurant sales...........................          62.0             61.6           60.9         61.0         60.0
  Restaurant operating expenses......................          20.5             20.3           20.8         20.5         19.8
  Restaurant operating profit........................          17.5             18.1           18.3         18.5         20.2
  Franchise royalties................................           4.0              4.0            4.0          4.0          4.0
  General and administrative.........................           3.7              3.6            3.8          3.6          3.8
  Depreciation and amortization......................           3.9              4.2            3.9          4.3          4.1
  Loss on write-down of impairedlong-lived assets....            --               --             --          2.7           --
  Operating income...................................           5.9%             6.3%           6.6%         3.9%         8.3%


    The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes thereto appearing elsewhere in this proxy statement.

13 WEEKS ENDED DECEMBER 27, 1997 COMPARED TO 13 WEEKS ENDED DECEMBER 28, 1996



WENDY'S



    REVENUES. Wendy's restaurant sales increased to $54.3 million for the 13 weeks ended December 27, 1997 from $52.0 million for the 13 weeks ended December 28, 1996, an increase of 4.4%. The increase in sales is attributed to new stores opened since December 28, 1996 and an increase in same store sales overall. Same store sales overall increased 2.6% from the same period in fiscal year 1997. Same store sales for the Mid-Atlantic market increased by 4.2%, for the Mid-West market increased by 0.7%, and for the Southern market decreased by 2.1%. The overall improvement in sales is attributable to improved operations, an expanded menu and continued guest satisfaction.



    The weighted average number of Wendy's restaurants open was 228.0 for the 13 weeks ended December 27, 1997 and 227.6 for the comparable period in fiscal 1996. Average sales per Wendy's restaurant increased to $238,300 for the 13 weeks ended December 27, 1997 from $228,600 for the 13 weeks ended December 28, 1996, a 4.2% increase. The weighted average number of Mid-Atlantic restaurants open was 137.0 for the 13 weeks ended December 27, 1997 and 133.9 for the comparable period in fiscal 1996, and average sales per restaurant increased to $273,700 from $259,900, a 5.3% increase. The weighted average number of Midwest restaurants open was 53.0 for the 13 weeks ended December 27, 1997 and 55.7 for the comparable period in fiscal 1996, and average sales per restaurant increased 2.5%, to $151,900 from $148,200. The weighted average number of restaurants operating in the South was 38 for the 13 weeks ended December 27, 1997 and for the 13 weeks ended December 28, 1996, and average sales per restaurant decreased to $231,100 from $236,100, a 2.1% decrease.



    Average guest count per Wendy's restaurant increased to 71,600 for the 13 weeks ended December 27, 1997 from 71,400 for the 13 weeks ended December 28, 1996. Average guest check increased to $3.33 from $3.20 for the related periods. This increase is primarily due to the change in product mix, such as the "Fresh Stuffed PITA" sandwiches and strategically selected menu items price increases.



    COSTS AND EXPENSES. Cost of Wendy's restaurant sales increased to $33.2 million or 61.1% of sales for the 13 weeks ended December 27, 1997 from $32.1 million or 61.6% of sales for the 13 weeks ended December 28, 1996. Cost of restaurant sales as a percentage of sales in the Mid-Atlantic restaurants decreased to 59.3% for the 13 weeks ended December 27, 1997 from 59.8% for the comparable period in fiscal 1996. Comparing the components of cost of restaurant sales for the Mid-Atlantic restaurants, the cost of food and supplies remained constant at 33.2% of sales in the 13 weeks ended December 27, 1997 and December 28, 1996. Payroll and benefits expense decreased to 26.1% of sales for the 13 weeks ended December 27, 1997 from 26.6% of sales for the comparable period in fiscal 1996. Cost of restaurant sales as a percentage of sales in the Midwest restaurants decreased to 67.2% for the 13 weeks ended December 27, 1997 from 67.8% for the comparable period in fiscal 1996. Comparing the components of cost of restaurant sales for the Midwest restaurants, the cost of food and supplies decreased to 34.7% of sales for the 13 weeks ended December 27, 1997 from 35.6% of sales for the comparable period in fiscal 1996. As a percentage of sales, payroll and benefits expense increased to 32.5% of sales for the 13 weeks ended December 27, 1997 from 32.3% of sales for the comparable period in fiscal 1996. For the restaurants operating in the South, cost of restaurant sales was 62.9% of sales for the 13 weeks ended December 27, 1997, and 63.0% of sales for the 13 weeks ended December 28, 1996. Comparing the components of cost of restaurant sales for the South restaurants, the cost of food and supplies decreased as a percentage of sales to 33.3% for the 13 weeks ended December 27, 1997 from 33.9% for the comparable period in fiscal 1996. As a percentage of sales, payroll and benefits expense increased to 29.6% of sales for the 13 weeks ended December 27, 1997 from 29.1% of sales for the comparable period in fiscal 1996. Wendy's consolidated decrease in food and supply cost is related to a change in the product mix such as the new "Fresh Stuffed PITA" sandwiches which produced slightly better margins, removal of salad bars and selected menu items price increases. The consolidated decrease in labor cost as a percentage of sales is related to Wendy's operating more efficiently and the leveraging effect of increased sales. These factors more than offset the negative impact of the increase in the Federal minimum wage.

    Restaurant operating expenses increased to $10.9 million for the 13 weeks ended December 27, 1997 from $10.5 million for the 13 weeks ended December 28, 1996. Restaurant operating expenses as a percentage of sales were 20.0% and 20.3% for the 13 weeks ended December 27, 1997 and December 28, 1996, respectively. Restaurant operating expenses in the Mid-Atlantic restaurants decreased to 19.6% for the 13 weeks ended December 27, 1997 from 19.9% for the comparable period in fiscal 1996. Restaurant operating expenses in the Midwest restaurants decreased to 23.6% of sales for the 13 weeks ended December 27, 1997 from 23.7% of sales for the comparable period in fiscal 1996. As a percentage of sales, restaurant operating expenses for the restaurants operating in the South decreased to 18.2% for the 13 weeks ended December 27, 1997 from 18.5% for the 13 weeks ended December 28, 1996. The overall slight decrease in Wendy's restaurant operating expenses as a percentage of sales can be attributed to the leveraging effect of increased sales.



    FRIENDLY'S



    The operations of Friendly's restaurants began on July 14, 1997, and therefore there is no comparable information for the 13 weeks ended December 28, 1996. The revenue from Friendly's operations was $7.0 million for the 13 weeks ended December 27, 1997. Cost of Friendly's restaurant sales was 69.2% of sales, which is comprised of 34.3% for food and supplies and 34.9% for payroll and benefits. Friendly's restaurant operating expenses constituted 24.2% of sales. Due to seasonal fluctuations, management believes that these results are not necessarily indicative of an entire year's results.



    CONSOLIDATED COMPANY



    General and administrative expenses increased as a percentage of sales to 3.7% for the 13 weeks ended December 27, 1997 from 3.6% of sales for the 13 weeks ended December 28, 1996. The slight increase in general and administrative expenses can be related to the additional expenses incurred with increased sales such as bonus accruals.



    Depreciation and amortization expense decreased as a percentage of sales from 4.2% for the 13 weeks ended December 28, 1996 to 3.9% for the 13 weeks ended December 27, 1997. The decrease as a percentage of sales directly related to the leveraging effect of higher sales. Depreciation and amortization increased to $2.4 million from $2.2 million in the related periods. The additional depreciation and amortization related to new assets acquired since December 28, 1996, which included assets acquired from the Friendly's acquisition.



    NON-OPERATING CHARGES. Interest expense decreased slightly to $1,176,000 for the 13 weeks ended December 27, 1997 from $1,228,000 for the 13 weeks ended December 28, 1996. Interest income decreased to $5,000 for the 13 weeks ended December 27, 1997 from $9,000 for the comparable period in fiscal 1996. The provision for income taxes increased to $1,113,000 for the 13 weeks ended December 27, 1997 from $961,000 for the 13 weeks ended December 28, 1996. The Company's effective tax rate for the fiscal year 1998 is expected to be the same as fiscal year 1997.


FISCAL 1997 COMPARED TO FISCAL 1996

WENDY'S


    REVENUES. Wendy's restaurant sales increased to $222.1 million in 1997 from $206.9 million in 1996, an increase of 7.3%. This increase is due to the successful introduction of the "Fresh Stuffed PITA" sandwiches, favorable winter weather, and increased attention to our guest first service philosophy. Wendy's same store sales increased by 2.7% for fiscal year 1997 compared to fiscal year 1996. Same store sales for fiscal year 1997 increased for the Southern market by 4.6% and for the Mid-Atlantic market by 3.3%, and decreased for the Mid-West market by 1.9%.


    The average sales per Wendy's restaurant increased to $973,800 for fiscal year 1997 from $933,300 for fiscal year 1996. The weighted average number of Wendy's restaurants open during the year was 228.1 for 1997 and 221.7 for 1996. The weighted average number of Mid-Atlantic Wendy's restaurants was 136.0 for

1997 and 128.5 for 1996, and average sales per restaurant in the Mid-Atlantic region increased to $1,121,200 from $1,073,000. The weighted average number of Midwest restaurants open was 54.1 for 1997 and 55.3 for 1996, and average restaurant sales decreased to $614,400 from $615,700. The weighted average number of Southern restaurants open for 1997 was 38.0 compared to 37.9 for 1996, and average restaurant sales for 1997 were $958,600 compared to $922,700 for 1996. Average guest count per Wendy's restaurant was 291,500 for fiscal 1997. Average guest check was $3.34 for fiscal year 1997. These figures are not comparable to fiscal year 1996 figures due to changes in the product mix such as the addition of the $.99 Chicken Nuggets, which is a value added menu item, and an increase of strategically selected menu items prices.

    COST AND EXPENSES. Cost of Wendy's restaurant sales increased to $134.7 million in 1997 from $126.3 million in 1996. As a percent of sales, cost of restaurant sales decreased to 60.6% in 1997 from 61.0% in 1996. Cost of restaurant sales as a percent of sales for the Mid-Atlantic restaurants decreased to 58.8% in 1997 from 59.1% in 1996. Comparing the components of cost of Wendy's restaurant sales for the Mid-Atlantic restaurants, the cost of food and supplies decreased to 33.0% of sales in 1997 from 33.2% of sales in 1996. Payroll and benefits expense decreased slightly to 25.8% of sales for 1997 compared to 25.9% of sales for 1996. Cost of restaurant sales as a percent of sales in the Midwest Wendy's restaurants decreased to 66.7% for the 1997 period from 67.6% for the 1996 period. Comparing the components of cost of restaurant sales for the Midwest restaurants, the cost of food and supplies decreased to 34.8% of sales in 1997 from 35.8% of sales in 1996. Payroll and benefits expense increased slightly to 31.9% of sales in 1997 from 31.8% of sales in 1996. The Southern Wendy's restaurants cost of sales for fiscal 1997 increased slightly to 62.7% from 62.5% in 1996. Comparing the components of cost of restaurant sales for the Southern restaurants, the cost of food and supplies increased to 33.6% for the 1997 period from 33.3% in the 1996 period. Payroll and benefits expenses decreased to 29.1% for the 1997 period from 29.3% in the 1996 period. The overall decrease in the Wendy's cost of restaurant sales can be attributed to favorable food cost, and the leveraging effect of higher same store sales for fiscal year 1997. Higher labor cost due to the newly enacted Federal Minimum Wage increase was offset, as a percentage of sales, by the leveraging effect of higher same store sales.


    Wendy's restaurant operating expenses increased to $45.8 million in 1997 from $42.4 million in 1996. As a percent of sales, this represents a slight increase to 20.6% in 1997 from 20.5% in 1996. Restaurant operating expenses in the Mid-Atlantic Wendy's restaurants decreased slightly to 19.4% of sales in 1997 from 19.5% in 1996. Restaurant operating expenses in the Midwest Wendy's restaurants increased slightly to 29.0% of sales in 1997 from 25.0% of sales in 1996. This increase was due to a $1,300,000 reserve expense for six underperforming stores, which are to be closed. Restaurant operating expenses in the Southern Wendy's restaurants decreased to 18.4% of sales for 1997 from 19.9% of sales in 1996. Overall restaurant operating expenses as a percentage of sales, excluding the above reserve, decreased as a percentage of sales from fiscal year 1996 due to the cost leveraging effect of higher same store sales for fiscal year 1997 and the additional expenses in the 1996 period related to the severe weather, such as increased utilities, snow removal and roof repairs.


FRIENDLY'S

    The operations of Friendly's restaurants began on July 14, 1997, which translates to 11 weeks in fiscal year 1997. The revenue from the Friendly's operations was $7.0 million for the 11 week period. Cost of Friendly's restaurant sales was 69.1% of sales, which is comprised of 37.3% for food and supplies and 31.8% for payroll and benefits. Friendly's restaurant operating expenses constituted 24.7% of sales. Due to the short operating period management believes that these results are not necessarily indicative of an entire year's results.

CONSOLIDATED COMPANY

    General and administrative expenses increased to $8.8 million in fiscal year 1997 from $7.4 million in fiscal year 1996, representing as a percent of consolidated sales for both Wendy's and Friendly's, 3.8% for

1997 and 3.6% for 1996. This increase is directly related to incentive type expenses, such as bonuses, incurred due to the Company's improved performance when compared to fiscal 1996 and additional expenses related to the operating of the Friendly's restaurants.

    Depreciation and amortization expense was $8.9 million in fiscal year 1997 and 1996, representing a decrease, as a percent of sales, to 3.9% in 1997 from 4.3% in 1996. This decrease is related to asset write offs in fiscal year 1996 of approximately $5.5 million resulting from the implementation of SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of). This decrease more than offset the additional depreciation and amortization expense incurred on capital expenditures for new store openings, existing improvements and the Friendly's operations acquisition.

    NON-OPERATING CHARGES. Interest expense decreased slightly to $4.9 million in fiscal year 1997 from $5.0 million in 1996. With additional borrowing for expansion and the acquisition of Friendly's operations interest expense is expected to increase in the future periods. During fiscal year 1997, other income was $791,000 compared to other income of $1.1 million for fiscal year 1996.

    The provision for income taxes increased to $4.7 million for fiscal 1997 from $1.8 million for fiscal 1996. The Company's effective tax rate for fiscal 1997 was 42.7% and 42.6% for fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

    REVENUES. Company restaurant sales decreased to $206.9 million in 1996 from $208.7 million in 1995, a decrease of 0.9%. This decrease in sales was primarily attributed to an additional week included in the fiscal year 1995 period as a result of the Company's 52/53 week reporting basis. Approximately $3.9 million in sales was related to the additional week in fiscal year 1995. Also, sales were negatively impacted by the severe weather experienced during 1996 and the Federal Government shutdown. There was a 3.9% decrease in same store sales for the fiscal year 1996 compared to fiscal year 1995. Same store sales for fiscal year 1996 for the Mid-Atlantic market decreased by 3.7%, 4.0% for the Midwest market, and 4.3% for the Southern market. To counteract this trend, management identified and introduced new strategies for building sales. As these initiatives were combined with the Company's other strategies, same store sales began improving during the later part of fiscal 1996. Same store sales for the fourth quarter fiscal 1996 increased 3.2% from the fourth quarter fiscal 1995.

    The average sales per Company restaurant decreased to $933,300 for the 52 weeks ended September 28, 1996 from $984,800 for the 53 weeks ended September 30, 1995. The weighted average number of restaurants open during the year was
221.7 for 1996 and 211.9 for 1995. The weighted average number of Mid-Atlantic restaurants open was 128.5 for 1996 and 122.5 for 1995, and average sales per restaurant in the Mid-Atlantic region decreased to $1,073,000 from $1,131,000. The weighted average number of Midwest restaurants open was 55.3 for 1996 and
54.3 for 1995, and average sales per restaurant decreased to $615,700 from $643,800. The weighted average number of Southern restaurants open for 1996 was
37.9 compared to 35.1 for 1995, and average sales per restaurant for 1996 were $922,700 compared to $1,001,900 for 1995. Average guest count per Company restaurant decreased to 303,900 in 1996 from 330,300 in 1995. The overall decrease in average sales and average guest count per Company restaurant for the 1996 period compared to the 1995 period can be attributed to the additional week in the 1995 period and the above mentioned reasons for decreased revenue. Average guest check increased to $3.07 for fiscal 1996 from $2.98 for fiscal 1995. This increase was primarily the result of the $0.99 Chicken Nuggets addition, which is a value added menu item.

    COST AND EXPENSES. Cost of restaurant sales increased to $126.3 million in 1996 from $125.2 million in 1995. As a percent of sales, cost of restaurant sales increased to 61.0% in 1996 from 60.0% in 1995. Cost of restaurant sales as a percent of sales for the Mid-Atlantic restaurants increased to 59.1% in 1996 from 58.4% in 1995. Comparing the components of cost of restaurant sales for the Mid-Atlantic restaurants, the cost of food and supplies increased to 33.2% of sales in 1996 from 32.7% of sales in 1995. Payroll and benefits expense increased to 25.9% in 1996 from 25.7% in 1995. Cost of restaurant sales as a percent of sales in the Midwest restaurants increased to 67.6% for the 1996 period from 66.9% for the 1995 period.

Comparing the components of cost of restaurant sales for the Midwest restaurants, the cost of food and supplies increased to 35.8% of sales in 1996 from 35.5% of sales in 1995. Payroll and benefits expense increased to 31.8% of sales in 1996 from 31.4% of sales in 1995. The Southern restaurants' cost of sales for fiscal 1996 were 62.5% compared to 59.5% in 1995. Comparing the components of cost of restaurant sales for the Southern restaurants, the cost of food and supplies increased to 33.3% for the 1996 period from 31.6% in the 1995 period. Payroll and benefits expenses increased to 29.3% for the 1996 period from 27.9% in the 1995 period due to the very low unemployment rate in the Southern market. The overall increase in the cost of restaurant sales can be attributed to increased labor cost, increased food cost, primarily related to product mix change, and the cost leveraging effect of lower same store sales for fiscal year 1996.

    Restaurant operating expenses increased to $42.4 million in 1996 from $41.4 million in 1995. As a percent of sales, this represents a increase to 20.5% in 1996 from 19.8% in 1995. Restaurant operating expenses in the Mid-Atlantic restaurants remained consistent at 19.5% of sales in 1996 and in 1995. Restaurant operating expenses in the Midwest restaurants increased to 25.0% of sales in 1996 from 22.9% of sales in 1995. Restaurant operating expenses in the Southern restaurants increased to 19.9% of sales for 1996 from 18.3% of sales in 1995. The increase in restaurant operating expenses is related to the cost leveraging effect of the additional week in the fiscal 1995 period and the additional expenses in the 1996 period related to the severe weather, such as increased utilities, snow removal and roof repairs. The impact as a percentage of sales was less in the Mid-Atlantic restaurants due to the larger sales base.

    General and administrative expenses decreased to $7.4 million in fiscal year 1996 from $7.9 million in fiscal year 1995, representing as a percent of sales, 3.6% for 1996 and 3.8% for 1995. This decrease was due to the implementation of curbs on administrative costs and the impact of reduced expenses directly related to sales and profit, such as bonuses.

    Depreciation and amortization expense increased to $8.9 million in 1996 from $8.5 million in 1995, representing an increase, as a percent of sales, to 4.3% in 1996 from 4.1% in 1995. This increase was due to lower sales in the 1996 period and incurrence of additional depreciation expense on capital expenditures for new store openings and existing store improvements.

    The implementation of SFAS No. 121 (Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of) resulted in a pre-tax charge of $5,513,000 during the 1996 period.

    NON-OPERATING CHARGES. Interest expense decreased to $5.0 million in 1996 from $5.8 million in 1995. The decrease was due to a decline in interest rates, additional capitalization of interest relating to construction in progress and the reduction in the principal amount of the Company's long term debt. Interest income decreased $169,000 between periods due to a reduction in overnight investments. Other income decreased slightly between periods.

    The provision for income taxes decreased to $1.8 million for fiscal 1996 from $4.5 million for fiscal 1995. The Company's effective tax rate for fiscal 1996 was 42.6% and 34.6% for fiscal 1995. The increase in the effective tax rate was due to the reevaluation of the Company's deferred tax liability during the 1995 period and the impact of changes in certain states' tax rates.

FISCAL 1995 COMPARED TO FISCAL 1994

    REVENUES. Company restaurant sales increased to $208.7 million in 1995 from $163.4 million in 1994, an increase of 27.7%. This increase was mainly due to the acquisition of Southern Hospitality which contributed approximately $35.2 million of total restaurant sales, and the addition in 1995 of nine new restaurants. Part of the increase in sales can also be attributed to an additional week included in the fiscal 1995 period as a result of the Company's 52/53 week reporting basis. Same store sales decreased by 0.8% for the fiscal year 1995 compared to fiscal year 1994. Same store sales for fiscal year 1995 increased for the Southern market by 2.6% and for the Midwest market by 1.2%, and decreased for the Mid-Atlantic market by 2.2%.

    The average sales per Company restaurant increased to $984,800 in 1995 from $971,600 in 1994, a 1.4% increase due to the acquisition of Southern Hospitality in September 1994 and improvements in Midwest average sales offset by a decrease in Mid-Atlantic sales. The weighted average number of restaurants open during the year was 211.9 for 1995 and 168.1 for 1994. The weighted average number of Mid-Atlantic restaurants open was 122.5 for 1995 and 114.1 for 1994, and average sales per restaurant in the Mid-Atlantic region decreased to $1,131,000 in 1995 from $1,138,000 in 1994, a 0.6% decrease. The weighted average number of Midwest restaurants open was 54.3 for 1995 and 54.0 for 1994, and average restaurant sales increased to $643,800 in 1995 from $620,600 in 1994, a 3.7% increase. The Southern restaurants which were acquired on September 24, 1994 had 35.1 weighted average number of restaurants open for 1995 and average restaurant sales of $1,001,900. Average guest count per Company restaurant increased to 330,300 in 1995 from 324,900 in 1994. Average guest check decreased to $2.98 for fiscal 1995 from $2.99 for fiscal 1994.

    COST AND EXPENSES. Cost of restaurant sales increased to $125.2 million in 1995 from $96.9 million in 1994. As a percent of sales, cost of restaurant sales increased to 60.0% in 1995 from 59.3% in 1994. Cost of restaurant sales as a percent of sales for the Mid-Atlantic restaurants increased to 58.4% in 1995 from 57.7% in 1994. Comparing the components of cost of restaurant sales for the Mid-Atlantic restaurants, the cost of food and supplies decreased slightly to 32.7% of sales in 1995 from 32.8% of sales in 1994. Payroll and benefits expense increased to 25.7% of sales in 1995 from 25.0% of sales in 1994. Cost of restaurant sales as a percent of sales in the Midwest restaurants increased to 66.9% for the 1995 period from 65.4% for the 1994 period. Comparing the components of cost of restaurant sales for the Midwest restaurants, the cost of food and supplies increased to 35.5% of sales in 1995 from 35.2% of sales in 1994. Payroll and benefits expense increased to 31.4% of sales in 1995 from 30.2% of sales in 1994. The Southern restaurants' cost of sales for fiscal 1995 was 59.5% of revenue which consisted of food and supplies of 31.6% and payroll and benefit expense of 27.9% of revenue. The overall increase in the cost of restaurant sales can be attributed to increased labor cost offset by overall favorable food costs, primarily beef and chicken, and the cost leveraging effect of slightly lower same store sales for fiscal year 1995.

    Restaurant operating expenses increased to $41.4 million in 1995 from $32.8 million in 1994, primarily due to the inclusion of the Southern restaurants in 1995. As a percent of sales, this represents a decrease to 19.8% in 1995 from 20.1% in 1994. Restaurant operating expenses in the Mid-Atlantic restaurants increased to 19.5% of sales in 1995 from 19.2% of sales in 1994. Restaurant operating expenses in the Midwest restaurants decreased to 22.9% of sales in 1995 from 23.5% of sales in 1994. Restaurant operating expenses in the Southern restaurants were 18.3% of sales for the year ended September 30, 1995. The lower restaurant operating expense as a percentage of sales in the Southern region were primarily due to lower workers' compensation and general liability expenses.

    General and administrative expenses increased to $7.9 million in fiscal year 1995 from $6.5 million in fiscal year 1994, primarily due to the inclusion of the Southern restaurants in 1995. General and administrative expenses decreased as a percent of sales to 3.8% for 1995 from 4.0% for 1994. This slight decrease in percent of sales was due primarily to the leveraging effect of the additional week included in the 1995 fiscal year.

    Depreciation and amortization expenses increased to $8.5 million in 1995 from $6.1 million in 1994, representing an increase, as a percent of sales, to 4.1% in 1995 from 3.7% in 1994. This increase was due to additional amortization expenses related to the goodwill and other assets which arose from the acquisition of Southern Hospitality, and additional depreciation expense incurred on capital expenditures for new store openings and existing store improvements.

    NON-OPERATING CHARGES. Interest expense increased to $5.8 million in 1995 from $3.8 million in 1994. The increase was due to the additional interest expense related to the borrowing of approximately $18.3 million secured on September 24, 1994, to fund the acquisition of Southern Hospitality, and the inclusion of interest expense on capital leases for the Southern restaurants. Interest income decreased slightly between periods. Other income increased $0.9 million mainly due to the disposition of assets.

    The provision for income taxes increased to $4.5 million for fiscal 1995 from $4.2 million for fiscal 1994. The Company's effective tax rate for fiscal 1995 was 34.6% and 37.6% for fiscal 1994. This decrease can be attributed to a reevaluation of the Company's deferred tax liability requirements.

LIQUIDITY AND CAPITAL RESOURCES


    The Company has historically financed its business activities primarily from cash generated from operating activities, long-term debt, "build-to-suit" leases, ground leases, and sale-leasebacks. The Company has reviewed its policy of leasing all of its new restaurants and has determined that it may be in the Company's best interest to own certain properties. Accordingly, during 1997 and 1996 and the 13 weeks ended December 27, 1997, the Company purchased the land and/or buildings for certain of its new restaurants. The Company plans to continue this policy during the remainder of fiscal 1998.



    Cash flow provided by operating activities was $431,000 for the 13 weeks ended December 27, 1997, and $2.7 million and $1.1 million for the comparable periods in fiscal 1997 and fiscal 1996, respectively. Net cash used in investing activities was $2.7 million for the 13 weeks ended December 27, 1997. Cash used in investing activities typically represents capital expenditures and related land acquisitions for new Company restaurants opened during the period, and for additional restaurants under construction. These expenditures also include franchise fees, deferred pre-opening costs and leasehold improvements on existing restaurants.



    Financing activities during the 13 weeks ended December 27, 1997 provided net cash of $2.9 million, which reflected short-term borrowings offset by capital lease and debt repayments. Financing activities during the comparable period in fiscal 1997 used net cash of $144,000, which related to debt and capital lease repayments offset by short-term borrowings. Financing activities during the comparable period in fiscal 1996 provided net cash of $5.9 million, which related to debt and capital lease repayments.



    The Company did not open any new restaurants nor closed any restaurants in the Mid-Atlantic market and the Mid-West market during the 13 weeks ended December 27, 1997.



    The Company anticipates that its future capital requirements will be primarily for the development of new restaurants, upgrading of existing restaurants and possible acquisitions. On July 15, 1997 the Company signed an agreement to combine the revolving line of credit for $13 million and the $5 million credit facility to form an $18 million revolving credit facility. Also, on July 15, 1997, the Company's wholly own subsidiary FriendCo Restaurants, Inc. signed a $10 million term loan facility which was mainly used to fund the purchase price and start up cost for the Friendly's transaction which was disclosed on Form 8-K filed on July 25, 1997. Management anticipates that cash provided by operating activities, cash on hand, the revolving line of credit facility of $18 million, and the term loans will enable the Company to meet its cash requirements through the remainder of fiscal 1998. The Company may take advantage of opportunities to finance some of its new restaurant development with more permanent debt or sale/leaseback financing, if such financing is available at attractive rates and terms.


INFLATION

    Certain of the Company's operating costs are subject to inflationary pressures, of which the most significant are food and labor costs. As of September 27, 1997, approximately 43% of the Company's employees were paid wages equal to or based on the federal minimum hourly wage rate. Recent changes in the federal minimum hourly wage rate will serve to increase labor costs in fiscal year 1998 and beyond. Economic growth that would reduce unemployment or make more jobs available in higher paying industries, would directly affect the Company's labor costs.

                  CERTAIN INFORMATION REGARDING THE DIRECTORS
                 AND EXECUTIVE OFFICERS OF THE COMPANY AND DAC

    Set forth below is certain information regarding the directors and executive officers of the Company and DAC. Included are their business or residence address, present principal occupation and information regarding other material occupations, positions, offices or employments held during the past five years. Each individual listed below is a citizen of the United States.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                                                                                                                YEARS IN
                                                  PRESENT                     POSITION WITH                      PRESENT
NAME                                                AGE                    THE COMPANY OR DAC                  POSITION +
---------------------------------------------  -------------  ---------------------------------------------  ---------------

Ronald D. Kirstien...........................           52    Chairman of the Board, Chief Executive                    9
1657 Crofton Boulevard                                        Officer, President and Director of the
Crofton, MD 21114                                             Company; President and Director of DAC

Harvey Rothstein.............................           54    Senior Executive Vice President of Real                   9
1657 Crofton Boulevard                                        Estate and Development and Director of the
Crofton, MD 21114                                             Company; Vice President, Secretary and a
                                                              Director of DAC

Gino Marchetti...............................           71    Director of the Company                                   4
324 Devon Way
West Chester, PA 19380

James D. Farley..............................           71    Director of the Company                                   4
425 Park Avenue
3rd Floor
New York, NY 10022

Harold O. Rosser.............................           49    Director of the Company                                   4
126 East 56th Street
New York, NY 10022

Byron L. Knief...............................           55    Director of the Company and DAC                           4
399 Park Avenue,
14th Floor
New York, NY 10043

Barton J. Winokur............................           57    Director of the Company                                   4
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103

Edward H. Chambers...........................           60    Director of the Company                                   2
260 Baltimore Pike
Wawa, PA 19063

Charles E. Corpening.........................           32    Director of the Company and DAC                           2
399 Park Avenue,
14th Floor
New York, NY 10043

                                                                                                                YEARS IN
                                                  PRESENT                     POSITION WITH                      PRESENT
NAME                                                AGE                    THE COMPANY OR DAC                  POSITION +
---------------------------------------------  -------------  ---------------------------------------------  ---------------
Joseph F. Cunnane, III.......................           49    Executive Vice President of Operations of the             *
1657 Crofton Boulevard                                        Company
Crofton, MD 21114

Richard H. Borchers..........................           43    Executive Vice President of Human Resources               *
1657 Crofton Boulevard                                        of the Company
Crofton, MD 21114

David J. Norman..............................           38    General Counsel and Secretary of the Company              *
1657 Crofton Boulevard
Crofton, MD 21114

David F. Thomas..............................           48    Director of DAC                                           +
399 Park Avenue
14th Floor
New York, NY 10043

------------------------

*   Denotes less than one year in present position

+   All positions held with DAC have been held for less than one year.

NAME                                                   PRINCIPAL OCCUPATION AND OTHER INFORMATION
-------------------------------------  --------------------------------------------------------------------------

Ronald D. Kirstien...................  Mr. Kirstien has served as Chairman of the Board and Chief Executive
                                       Officer of the Company since 1987, and President of DavCo Food, Inc., formerly the Company's operating subsidiary ("DavCo Food") since 1983. Mr.
                                       Kirstien joined DavCo Food in 1980 as Vice President of Operations. He
                                       began his career in 1961 with Gino's Restaurants, Inc., and transferred to the Rustler division of Gino's Restaurants, Inc. in 1973. Age 52. Director
                                       of the Company since December 1987. Director and officer of DAC since
                                       October 1997.

Harvey Rothstein.....................  Mr. Rothstein has served as Senior Executive Vice President since
                                       September 1997. From 1987 to September 1997, he was Executive Vice
                                       President of Real Estate and Development of the Company. Mr. Rothstein
                                       joined DavCo Food in 1979, and became Vice President of Real Estate and
                                       Development in 1980. From 1978 to 1979, Mr. Rothstein was the manager of franchise development for Arthur Treacher's, Inc. Age 54. Director of the
                                       Company since December 1987. Director and officer of DAC since October
                                       1997.

Gino Marchetti.......................  Mr. Marchetti co-founded Gino's Restaurants, Inc., a publicly-traded company which operated a hamburger restaurant chain, in 1958 and served on the board of directors of Gino's Restaurants, Inc. until 1982. Mr.
                                       Marchetti served on the board of directors of DavCo Food from December
                                       1987 to August 1993. Mr. Marchetti was also a professional football player with the former Baltimore Colts and has been inducted into the National
                                       Football League's Hall of Fame. Age 71. Director since September 1993.

NAME                                                   PRINCIPAL OCCUPATION AND OTHER INFORMATION
-------------------------------------  --------------------------------------------------------------------------
James D. Farley......................  Mr. Farley served as Vice Chairman and Director of Citibank, N.A. and
                                       Citicorp from 1984 until his retirement in 1991. Mr. Farley also currently serves as director of Moore Corporation, Ltd., a provider of business forms, and is the Chairman of the Hartford Foundation, a non-profit organization. Age 71. Director since February 1993.

Harold O. Rosser.....................  Mr. Rosser is currently a principal in the private equity firm of
                                       Bruckmann, Rosser, Sherrill & Co., Inc. Prior to 1995, Mr. Rosser served as Managing Director of Citicorp Venture Capital, Ltd. since 1994 and Vice
                                       President of Citicorp Venture Capital, Ltd. since 1987, after spending 12 years with Citicorp and Citibank, N.A. in various corporate finance positions. Mr. Rosser also currently serves as a director of Jitney-Jungle
                                       Stores of America, Inc., California Pizza Kitchen, Inc., Restaurant
                                       Associates Corp. and B&G Foods, Inc. Mr. Rosser previously served as a member of the Company's board of directors from 1991 to mid-1993. Age 49.
                                       Director since September 1993.

Byron L. Knief.......................  Mr. Knief currently serves as President of Citicorp Capital Investors,
                                       Ltd. and Senior Vice President of Citicorp Venture Capital, Ltd. Mr. Knief
                                       joined Citicorp in 1966 and has run a variety of Citicorp businesses in the United States, Canada, Latin America and Europe. Mr. Knief also currently serves as a director of Fonorola, Inc., a Canadian telephone company. Mr. Knief previously served as a director of the Company from
                                       1991 to mid-1993. Age 55. Director of the Company since September 1993.
                                       Director of DAC since October 1997.

Barton J. Winokur....................  Mr. Winokur has been a partner of the law firm of Dechert Price & Rhoads since 1972. He is the chairman of the firm. Mr. Winokur also currently serves as a director of AmeriSource Corporation, a drug wholesaling company, and CDI Corporation, a provider of consulting and engineering, temporary help and executive placement services. Age 57. Director since
                                       September 1993.

Edward H. Chambers...................  Mr. Chambers is Executive Vice President--Finance and Administration for
                                       Wawa, Inc., an operator of Mid-Atlantic convenience stores with sales in excess of $900 million. From 1984 to 1988, Mr. Chambers served as
                                       President and Chief Executive Officer of Northern Lites, Ltd., a start-up venture operating quick service restaurants. From 1976 to 1984, he served as Senior Vice President-- Finance and then President of the Kentucky
                                       Fried Chicken Retail Operations of Heublien/RJR Nabisco. Mr. Chambers
                                       presently serves as a member of the board of directors of Nobel Education
                                       Dynamics, a publicly traded company, and of Riddle Memorial Hospital. Age
                                       60. Director since 1995.

NAME                                                   PRINCIPAL OCCUPATION AND OTHER INFORMATION
-------------------------------------  --------------------------------------------------------------------------
Charles E. Corpening.................  Mr. Corpening is a Vice President at Citicorp Venture Capital, Ltd. Prior
                                       to joining CitiCorp Venture Capital, Ltd., in 1994, Mr. Corpening was a
                                       Vice President with Roundtree Capital Corporation, a private investment firm based in Stamford, Connecticut. Additionally, he had worked with the
                                       Rockefeller Group and the Mergers and Acquisitions Group of PaineWebber,
                                       Inc. He received his A.B. from Princeton University and his M.B.A. from
                                       Columbia Business School. Mr. Corpening is also a director of Kemet
                                       Corporation, Chase Brass and W.B. Bottling. Age 32. Director of the
                                       Company since 1995. Director of DAC since October 1997.

Joseph C. Cunnane, III...............  Joseph C. Cunnane, III has served as Executive Vice President of
                                       Operations since September 1997. From 1994 to September 1997, he was
                                       Senior Vice President of Operations of the Company. Prior to that time, he served as Vice President of Operations of the Company from 1984 to 1994.
                                       From 1980 to 1984, he served as Regional Manager for the Company's
                                       Washington, D.C. region. Age 49.

Richard H. Borchers..................  Richard H. Borchers has served as Executive Vice President of Human
                                       Resources since September 1997. From 1994 to September 1997, he was Senior
                                       Vice President of Human Resources of the Company. Prior to that time, he served as Vice President of Human Resources of the Company from 1991 to
                                       1994, Director of Human Resources of the Company from 1988 to 1991 and as
                                       Regional Manager of the Company's Washington, D.C. northern region from
                                       1985 to 1988. Age 43.

David J. Norman......................  David J. Norman has served as General Counsel and Secretary since
                                       September 1997. Prior to joining the Company, Mr. Norman was a principal in the firm of Mason, Ketterman and Morgan from 1992 to 1997, and represented the Company in corporate and litigation matters. Age 38.

David F. Thomas......................  David F. Thomas has been a director of DAC since October 1997. Mr. Thomas has been a Managing Director of CVC for more than five years and has been the President of 399 Venture Partners, Inc., a venture capital and leveraged buyout company which is a subsidiary of Citibank N.A. and an affiliate of CVC, since December 1994. Mr. Thomas is a director of
                                       Lifestyle Furnishings International Inc., a manufacturer of residential furniture and decorative home furnishings fabrics Galey & Lord, Inc.,
                                       Anvil Knitwear, Inc. and Stage Stores, Inc.

                   MARKET PRICES AND DIVIDENDS ON THE SHARES


    The Company's Common Stock commenced trading on the NASDAQ National Market System (ticker symbol DVCO) on August 10, 1993. Prior to August 10, 1993, there was no market for the Company's Common Stock. As of December 11, 1996, the Company's common stock began trading on the ASE under the symbol "DVC". On September 4, 1997, the last trading day before the public announcement of the September 5 Proposal, the reported closing price per Share was $13.38. On October 21, 1997, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sale price per Share was $18.06. On February __, 1998, the last full trading day prior to the date of this Proxy Statement, the reported closing sale price per Share was $_________ . STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT PRICE QUOTATION FOR THE COMMON STOCK.


    The Company has not paid any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock for the foreseeable future. The Company intends to retain future earnings to finance further development.

    The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices per Share, as quoted on the NASDAQ National Market System before December 11, 1996 and the ASE on or after December 11, 1996.

                                                                                                   HIGH        LOW
                                                                                                 ---------  ---------
1995
First Quarter..................................................................................  $   16.25  $   12.25
Second Quarter.................................................................................      14.00      12.25
Third Quarter..................................................................................      14.00      13.00
Fourth Quarter.................................................................................      14.50      11.75

1996
First Quarter..................................................................................      13.50       8.50
Second Quarter.................................................................................       9.25       6.50
Third Quarter..................................................................................       9.75       6.50
Fourth Quarter.................................................................................       9.50       8.25

1997
First Quarter..................................................................................       9.63       8.38
Second Quarter.................................................................................      10.75       9.00
Third Quarter..................................................................................      11.50       8.63
Fourth Quarter.................................................................................      18.12      10.88

1998
First Quarter..................................................................................      20.00      17.67

                    CERTAIN TRANSACTIONS IN THE COMMON STOCK

    Except as set forth above, there were no transactions in the Shares that were effected during the past 60 days by (i) the Company, (ii) any director or executive officer of the Company, (iii) any persons controlling the Company or
(iv) any director or executive officer of the persons ultimately in control of the Company, DAC or DAC Sub.

                       SECURITY OWNERSHIP OF THE COMPANY


    The table below sets forth certain information regarding beneficial ownership of the Shares as of December 27, 1997, by each person or entity known to the Company who owns of record or beneficially five percent or more of the Shares, by each named executive officer and director and all officers and directors as a group. Unless otherwise indicated, the business address of each person or entity listed below is 399 Park Avenue, New York, New York 10043.


                                                                                                 PERCENTAGE OF
                                                                                                  OUTSTANDING
                                                                       NUMBER OF SHARES OF       COMMON STOCK
NAME                                                                    COMMON STOCK (1)    (*DENOTES LESS THAN 1%)
---------------------------------------------------------------------  -------------------  -----------------------
Citicorp Venture Capital, Ltd. (2)...................................        3,133,049                 40.60%
Ronald D. Kirstien (3)...............................................          595,769                  7.72
Harvey Rothstein (3)(4)..............................................          449,274                  5.82
James D. Farley......................................................           48,122                     *
Byron L. Knief (5)...................................................           45,742                     *
Harold O. Rosser (6).................................................           71,329                  0.94
Gino Marchetti (7)...................................................           13,600                     *
Barton J. Winokur (8)................................................           24,000                     *
Edward H. Chambers (9)...............................................           11,100                     *
Charles E. Corpening (10)............................................               --                     *
Joseph F. Cunnane, III (3)...........................................           12,600                     *
Richard H. Borchers (3)..............................................           11,900                     *
David J. Norman (3)..................................................            2,200                     *
All officers and directors as a group
  (12 Persons).......................................................        1,296,830                 16.00
World Equity Partners, L.P. (11).....................................          441,026                  5.72

------------------------

(1) In determining the number of Shares beneficially owned, Shares issuable pursuant to options and warrants exercisable within 60 days of the Record Date are deemed outstanding for purposes of determining the total number of outstanding Shares for the holders of such options or warrants and are not deemed outstanding for such purpose for all other Stockholders.

(2) Citicorp Venture Capital, Ltd. ("CVC") is a subsidiary of Citibank, N.A., a national bank. The Shares listed in this table do not include 119,724 Shares owned by certain affiliates of CVC.

(3) Business address is 1657 Crofton Boulevard, Crofton, Maryland 21114.

(4) Includes approximately 83,000 Shares held in trust.

(5) Mr. Knief serves as Senior Vice President of CVC.

(6) Business address is Bruckmann, Rosser, Sherrill & Co., Inc., 126 East 56th Street, New York, New York 10022.

(7) Business address is 324 Devon Way, West Chester, Pennsylvania 19380.

(8) Business address is 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania 19103.

(9) Business address is Wawa, Inc., 260 Baltimore Pike, Wawa, Pennsylvania
    19063.

(10) Mr. Corpening serves as a Vice President of CVC.

(11) World Equity Partners, L.P., a limited partnership of which another affiliate of CVC is the investment advisor, received a warrant which is exercisable for 441,026 Shares in connection with the recapitalization of the Company in February 1993. All warrants are currently exercisable.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act (File No. 1-12481), are incorporated in this Proxy Statement by reference and shall be deemed to be a part hereof for purposes of the Exchange Act:

        (a) The Company's Annual Report on Form 10-K for the year ended September 28, 1996 (the "Company's Form 10-K");


        (b) The portions of the Company's definitive Proxy Statement for the Annual Meeting of Stockholders held on January 29, 1997 that have been incorporated by reference into the Company's Form 10-K;



        (c) The Company's Quarterly Report on Form 10-Q for the quarter ended December 28, 1996;



        (d) The Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997;



        (e) The Company's Current Report on Form 8-K dated June 10, 1997;



        (f) The Company's Current Report on Form 8-K dated July 25, 1997;



        (g) The Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997;



        (h) The Company's Current Report on Form 8-K dated September 12, 1997;
    and



        (i) The Company's Current Report on Form 8-K dated November 5, 1997.



        (j) The Company's Annual Report on Form 10-K for the year ended September 27, 1997.



        (k) The Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 1997.


    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement and prior to the Special Meeting and any adjournment or postponement thereof, shall be deemed to be incorporated by reference in this Proxy Statement and to be a part hereof for purposes of the Exchange Act from the date of the filing of such documents. Any statement contained in this Proxy Statement, in a supplement to this Proxy Statement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any subsequently filed supplement to this Proxy Statement or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

                        ADDITIONAL AVAILABLE INFORMATION

    The Company, DAC, DAC Sub, Mr. Kirstien, Mr. Rothstein and CVC have filed with the Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") under the Exchange Act with respect to the transactions described in this Proxy Statement. As permitted by the rules and regulations of the Commission, this Proxy Statement omits certain information and exhibits contained in the Schedule 13E-3. The Schedule 13E-3 (including exhibits) and any amendments thereto may be inspected and copied at, or obtained from, the Commission's offices as set forth below. For further information, reference is hereby made to the Schedule 13E-3 and the exhibits thereto. Statements contained in this Proxy Statement concerning documents filed with the Commission as exhibits to the Schedule 13E-3 or attached as Annexes to this Proxy Statement are not necessarily complete and, in each instances, reference is made to the copy of the document filed as an exhibit to the Schedule 13E-3 or attached as an Annex to this Proxy Statement. Each statement in this Proxy Statement concerning such a document is qualified in its entirety by reference to such document.

    The Company is currently subject to the informational and reporting requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports and other information may also be obtained upon payment of the Commission's prescribed rates by writing to the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. In addition, material filed by the Company may be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

    Certain documents discussed in this Proxy Statement, including, without limitation, the Schedule 13 E-3 and all exhibits thereto and the opinion of Equitable, are also available for inspection and copying at the principal executive offices of the Company at 1657 Crofton Boulevard, Crofton, Maryland 21114, (410) 721-3770, during its regular business hours, by any Stockholder or his or her representative so designated in writing. Upon the written request of a Stockholder directed to the Secretary of the Company at the above address, the Company will mail to such Stockholder a copy of any such document at the expense of such Stockholder.

    If the Merger is consummated, the Company will deregister the Shares and will no longer be subject to the requirements of the Exchange Act. See "SPECIAL FACTORS--Certain Effects of the Merger."

                            INDEPENDENT ACCOUNTANTS

    The consolidated balance sheets of the Company and its subsidiaries as of September 28, 1996 and September 30, 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended, September 28, 1996, September 30, 1995 and September 24, 1994, copies of which are attached to this Proxy Statement, have been audited by Arthur Andersen LLP, independent auditors. Representatives of Arthur Andersen LLP are expected to be present at the Special Meeting, may make a statement if they desire to do so and will be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

    If the Merger is not consummated, the next Annual Meeting of Stockholders of the Company is expected to be held on June 24, 1998. Any Stockholder who wishes to present a proposal for action at such meeting must comply with the applicable rules and regulations of the Commission then in effect and the Company's By-Laws. In accordance with regulations issued by the Commission, Stockholder proposals intended for presentation at the next Annual Meeting of Stockholders must be received by the Secretary of the Company no later than February 23, 1998 if such proposals are to be considered for inclusion in the Company's proxy statement for the next Annual Meeting of the Stockholders.

                                 OTHER MATTERS

    The Company knows of no other business that will be presented for action by the Stockholders at the Special Meeting. No other business may be transacted at the Special Meeting unless written notice thereof is first given to Stockholders in the manner prescribed by Delaware law and the Company's By-Laws.

                                          David J. Norman
                                          Secretary

 PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE
                        ENCLOSED POSTAGE-PAID ENVELOPE.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Public Accountants...................................................................        F-2
Consolidated Statements of Operations of the Company for the years ended September 27, 1997, September 28,
  1996, and September 30, 1995.............................................................................        F-3
Consolidated Balance Sheets of the Company as of September 27, 1997
  and September 28, 1996...................................................................................        F-4
Consolidated Statements of Changes In Stockholders' Equity of the Company for the years ended September 27, 1997, September 28, 1996, September 30, 1995,
  and September 24, 1994...................................................................................        F-5
Consolidated Statements of Cash Flows of the Company for the years ended September 27, 1997, September 28,
  1996, and September 30, 1995.............................................................................        F-6
Notes to Consolidated Financial Statements.................................................................        F-7
Consolidated Statements of Operations of the Company for the 13 weeks ended December 27, 1997 (Unaudited)
  and December 28, 1996 (Unaudited)........................................................................       F-20
Consolidated Balance Sheets of the Company as of December 27, 1997 (Unaudited) and September 27, 1997
  (Audited)................................................................................................       F-21
Consolidated Statements of Cash Flows of the Company for the 13 weeks ended December 27, 1997 (Unaudited)
  and December 28, 1996 (Unaudited)........................................................................       F-22
Notes to Unaudited Consolidated Financial Statements.......................................................       F-23

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of DavCo Restaurants, Inc.:

    We have audited the accompanying consolidated balance sheets of DavCo Restaurants, Inc. (a Delaware corporation) and subsidiaries (the Company) as of September 27, 1997 and September 28, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended September 27, 1997, September 28, 1996 and September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DavCo Restaurants, Inc. and subsidiaries as of September 27, 1997 and September 28, 1996, and the results of their operations and their cash flows for the years ended September 27, 1997, September 28, 1996 and September 30, 1995, in conformity with generally accepted accounting principles.

/S/ ARTHUR ANDERSEN LLP

Baltimore, Maryland
November 4, 1997

                            DAVCO RESTAURANTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN 000'S EXCEPT PER SHARE DATA)

                                                                          YEAR           YEAR           YEAR
                                                                          ENDED          ENDED          ENDED
                                                                      SEPTEMBER 27,  SEPTEMBER 28,  SEPTEMBER 30,
                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
RESTAURANT SALES....................................................   $   229,096    $   206,903    $   208,671

COSTS AND EXPENSES:
Cost of restaurant sales............................................       139,520        126,309        125,242
Restaurant operating expenses.......................................        47,558         42,408         41,373
Franchise royalties.................................................         9,179          8,277          8,346
General and administrative..........................................         8,838          7,407          7,881
Depreciation and amortization.......................................         8,871          8,918          8,539
Loss on write-down of impaired long-lived assets....................            --          5,513             --
                                                                      -------------  -------------  -------------
                                                                           213,966        198,832        191,381
                                                                      -------------  -------------  -------------

  Operating income..................................................        15,130          8,071         17,290

Interest expense....................................................        (4,886)        (5,048)        (5,775)
Interest income.....................................................            42             36            205
Other income, net...................................................           791          1,105          1,146
                                                                      -------------  -------------  -------------
  Income before income taxes........................................        11,077          4,164         12,866

PROVISION FOR INCOME TAXES..........................................        (4,733)        (1,773)        (4,451)
                                                                      -------------  -------------  -------------
  Net income........................................................   $     6,344    $     2,391    $     8,415
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

EARNINGS PER COMMON SHARE:
Net income per common share.........................................   $      0.89    $      0.34    $      1.18
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Weighted average number of shares outstanding--assuming full
  dilution..........................................................         7,089          7,052          7,157
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

 The accompanying notes are an integral part of these consolidated statements.

                            DAVCO RESTAURANTS, INC.

                          CONSOLIDATED BALANCE SHEETS
                        (IN 000'S EXCEPT PER SHARE DATA)

                                                                      SEPTEMBER    SEPTEMBER
                                                                         27,          28,
                              ASSETS                                    1997         1996
                                                                     -----------  -----------
CURRENT ASSETS:
  Cash and cash equivalents........................................   $     640    $   1,948
  Receivables......................................................         580          652
  Inventories......................................................       1,879        1,421
  Prepaid expenses.................................................       1,321        1,377
  Deferred tax asset...............................................       1,514        1,004
                                                                     -----------  -----------
        Total Current Assets.......................................       5,934        6,402
                                                                     -----------  -----------
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $11,945
  and $8,378, respectively.........................................      58,074       49,521
                                                                     -----------  -----------
LEASED PROPERTIES, net of accumulated amortization of $11,704 and
  $8,044, respectively.............................................      34,355       37,918
                                                                     -----------  -----------
OTHER ASSETS:
  Franchise rights, net............................................       5,015        3,551
  Development rights, net..........................................         492           --
  Goodwill, net....................................................      21,514       18,730
  Deferred tax asset...............................................          --        1,156
  Other............................................................       1,050          280
                                                                     -----------  -----------
      Total Other Assets...........................................      28,071       23,717
                                                                     -----------  -----------
      Total Assets.................................................   $ 126,434    $ 117,558
                                                                     -----------  -----------
                                                                     -----------  -----------
               LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.................................................   $   6,808    $   5,615
  Accrued advertising and royalty fees.............................       2,426        2,588
  Accrued salaries and wages.......................................       3,420        2,732
  Accrued expenses.................................................      10,200        7,997
  Short-term borrowings............................................       2,099        6,768
  Current portion of long-term debt................................       3,674        3,055
  Current portion of capital lease obligations.....................       3,034        3,174
                                                                     -----------  -----------
      Total Current Liabilities....................................      31,661       31,929

LONG-TERM DEBT, less current portion...............................      17,487       11,699

CAPITAL LEASE OBLIGATIONS, less current portion....................      25,374       28,404

DEFERRED TAX LIABILITY.............................................         278           --
                                                                     -----------  -----------
Total Liabilities..................................................      74,800       72,032
                                                                     -----------  -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value; 11,400,000 shares, authorized and
    6,587,628 issued...............................................           7            7
  Treasury stock, at cost, 158,807 and 132,107 shares,
    respectively...................................................      (1,320)      (1,084)
  Additional paid-in capital.......................................      31,101       31,101
  Warrants outstanding.............................................       3,000        3,000
  Retained earnings................................................      18,846       12,502
                                                                     -----------  -----------
      Total Stockholders' Equity...................................      51,634       45,526
                                                                     -----------  -----------
      Total Liabilities and Stockholders' Equity...................   $ 126,434    $ 117,558
                                                                     -----------  -----------
                                                                     -----------  -----------

   The accompanying notes are an integral part of these consolidated balance sheets.

                            DAVCO RESTAURANTS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (IN 000'S)

                                                                            ADDITIONAL                              TOTAL
                                                      COMMON     TREASURY     PAID-IN     WARRANTS    RETAINED   STOCKHOLDERS'
                                                       STOCK       STOCK      CAPITAL    OUTSTANDING  EARNINGS      EQUITY
                                                    -----------  ---------  -----------  -----------  ---------  ------------

BALANCE, September 24, 1994.......................   $       7          --   $  31,101    $   3,000   $   1,696   $   35,804

  Net Income......................................          --          --          --           --       8,415        8,415
                                                    -----------  ---------  -----------  -----------  ---------  ------------

BALANCE, September 30, 1995.......................   $       7          --   $  31,101    $   3,000   $  10,111   $   44,219

  Purchase of Treasury Stock
    (132,107 shares)..............................          --      (1,084)         --           --          --       (1,084)

  Net Income......................................          --          --          --           --       2,391        2,391
                                                    -----------  ---------  -----------  -----------  ---------  ------------

BALANCE, September 28, 1996.......................   $       7   ($  1,084)  $  31,101    $   3,000   $  12,502   $   45,526

  Purchase of Treasury Stock
    (26,700 shares)...............................          --        (236)         --           --          --         (236)

  Net Income......................................          --          --          --           --       6,344        6,344
                                                    -----------  ---------  -----------  -----------  ---------  ------------

BALANCE, September 27, 1997.......................   $       7   ($  1,320)  $  31,101    $   3,000   $  18,846   $   51,634
                                                    -----------  ---------  -----------  -----------  ---------  ------------
                                                    -----------  ---------  -----------  -----------  ---------  ------------

                            DAVCO RESTAURANTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (IN 000'S)

                                                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                                      SEPTEMBER 27,  SEPTEMBER 28,  SEPTEMBER 30,
                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income........................................................   $     6,344    $     2,391    $     8,415
  Adjustments to reconcile net income to net cash flows provided by operating activities:
    Loss on write down of impaired long-lived assets................            --          5,513             --
    Depreciation and amortization...................................         8,871          8,918          8,539
    Net loss (gain) on disposition of assets........................           156           (356)          (420)
    Deferred tax provision (benefit)................................           924         (2,278)        (1,204)
    Amortization of debt discount...................................            --             --             36
    Net change in operating assets and liabilities
      Decrease (increase) in receivables............................            72            (80)          (240)
      Decrease (increase) in refundable income taxes................            --          1,175           (806)
      Increase in inventories.......................................          (458)          (114)           (30)
      Decrease (increase) in prepaid expenses.......................            56            216           (520)
      Increase (decrease) in accounts payable and accrued
        expenses....................................................         3,396            (33)           771
      (Decrease) increase in accrued advertising and
        royalty fees................................................          (162)           358             33
      Increase (decrease) in accrued salaries and wages.............           668            149             (9)
      Increase (decrease) in income taxes payable...................            --            521           (626)
                                                                      -------------  -------------  -------------

        Net Cash Flows Provided By Operating Activities.............        19,887         16,380         13,939
                                                                      -------------  -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  (Increase) decrease in other assets...............................          (812)            71           (100)
  Property and equipment acquired and constructed...................       (10,229)       (14,243)       (13,384)
  Proceeds from disposition of assets...............................            --            528            500
  Payment for acquisition of company, net of cash acquired..........        (8,486)            --             --
  Proceeds from redemption of restricted asset......................            --             --          1,236
                                                                      -------------  -------------  -------------

      Net Cash Flows Used In Investing Activities...................       (19,527)       (13,644)       (11,748)
                                                                      -------------  -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of capital lease obligations...........................        (3,170)        (3,094)        (2,608)
  Purchase of treasury stock........................................          (236)        (1,084)            --
  Repayments of long-term obligations...............................        (2,843)        (3,709)        (2,317)
  Proceeds from long-term debt......................................         9,250             --             --
  Short-term borrowings.............................................        (4,669)         6,768             --
                                                                      -------------  -------------  -------------

      Net Cash Flows Used In Financing Activities...................         1,668         (1,119)        (4,925)
                                                                      -------------  -------------  -------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS................        (1,308)         1,617         (2,734)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD......................         1,948            331          3,065
                                                                      -------------  -------------  -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD............................   $       640    $     1,948    $       331
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
SUPPLEMENTAL CASH FLOW INFORMATION:

  Cash paid for interest............................................   $     4,886    $     5,419    $     5,885
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

  Cash paid for income taxes, net of refunds........................   $     3,571    $     2,358    $     7,433
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

        The accompanying notes are an integral part of these statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS:

    As of September 27, 1997, DavCo Restaurants, Inc., a Delaware corporation (the "Company"), operated 263 restaurants of which 229 are "Wendy's Old Fashioned Hamburgers" restaurants, making it the world's largest franchisee of Wendy's International, Inc. ("Wendy's"), and 34 Friendly's restaurants. The Company also manages under contract 14 other Friendly's restaurants. The Company maintains exclusive Wendy's franchise territories in metropolitan Baltimore and Washington, D.C., the eastern shore of Maryland and portions of northern Virginia (the "Mid-Atlantic"), where it operates 138 Wendy's restaurants. The Company also maintains exclusive rights to develop and operate Friendly's restaurants in Maryland, northern Virginia, Delaware and Washington, D.C. where it operates 34 Friendly's restaurants (see Note 12). The Company also operates 53 Wendy's restaurants in metropolitan St. Louis and central Illinois (the "Midwest") and 38 Wendy's restaurants in the metropolitan Nashville, Tennessee area (the "Southern Market"). The Company does not maintain exclusive franchise territories in the Midwest or Southern Market.

    The Company was incorporated in December 1987, at which time certain members of management ("Management"), Citicorp Venture Capital ("CVC") and one of its affiliates sponsored a leveraged buy out pursuant to which Management acquired 100% of the Company's outstanding common equity of the Company, then consisting only of the Mid-Atlantic restaurants; and CVC acquired convertible preferred stock representing 70% of the Company's common equity on a fully diluted basis.

    In January 1991, the Company acquired most of the St. Louis restaurants and certain other Wendy's restaurants in central Illinois. This acquisition, which was accounted for as a purchase, was effected through MDF, Inc. ("MDF"), a wholly-owned subsidiary of the Company.

    In February 1993, the Company consummated a recapitalization (the "Recapitalization") to effectuate certain agreements executed in May 1992 (the "1992 Settlement") to settle outstanding litigation between the Company, CVC and certain affiliates of CVC. Pursuant to the Recapitalization, the Company (I) repurchased all of its common equity from Management; (II) made payments to Management for covenants not to compete with the Company in the amount of $6,186,000; (III) repaid its indebtedness to a CVC affiliate, which was incurred to finance the leveraged buy out; and (IV) issued 500,000 shares of common stock to Management at the initial public offering price of $12, which was recorded by the Company as management stock expense of $6,000,000 at the date of issuance.

    As a result of the Recapitalization, CVC and its affiliates acquired substantially all of the outstanding common stock of the Company. Accordingly, the Recapitalization was accounted for using the push-down method of accounting whereby the purchase price was allocated to the assets and liabilities of the Company based on their estimated fair values at the date of the Recapitalization.

    In August 1993, the Company consummated an initial public offering (the "Initial Public Offering") of 2,600,000 shares of its common stock, par value $.001. The net proceeds from the Initial Public Offering, which aggregated approximately $27,600,000, along with certain Company cash, were used to repay the $15,000,000 in senior debt and $10,000,000 in subordinated debt, redeem the Class A preferred stock, and repay deferred royalties.

    In September 1994, the Company acquired most of the Wendy's restaurants in the metropolitan Nashville, Tennessee area. The acquisition, which was accounted for as a purchase, was effected through Southern Hospitality Corporation, a wholly owned subsidiary of the Company.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and second-tier subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR

    The Company maintains its accounts on a 52/53 week fiscal year ending the last Saturday of September. The fiscal years ended September 27, 1997 (fiscal
1997) and September 28, 1996 (fiscal 1996) each contained 52 weeks, while the fiscal year ended September 30, 1995 (fiscal 1995) contained 53 weeks.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

    Inventories consist primarily of food and supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Normal repairs and maintenance costs are expensed as incurred. Depreciation is being recorded using the straight-line method over the estimated useful lives of the property and equipment, as follows:

                                                                                    USEFUL
                                                                                     LIVES
                                                                                 -------------
Buildings......................................................................    25 years
Building equipment.............................................................   10-20 years
Furniture, fixtures and equipment..............................................   5-10 years

LEASED PROPERTIES

    Leased properties consist of capitalized building and leasehold improvements. Amortization is recorded using the straight-line method over the lives of the leases.

FRANCHISE RIGHTS

    The franchise agreements with Wendy's International, Inc. and Friendly's Restaurant Franchise, Inc. require the Company to pay a fee for technical assistance to be provided over the term of the franchise agreement for each unit opened or acquired. Additional franchise rights were acquired in the Friendly's transaction, (see Note 12) in the amount of $860,000. Amortization is recorded on the straight-line method over the terms of the franchise agreements. The franchise agreements generally provide for a term of 20 years and renewal options upon expiration. Accumulated amortization as of September 27, 1997 and September 28, 1996, was approximately $1,417,000 and $1,053,000, respectively (see Note 5).

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
DEVELOPMENT RIGHTS

    The franchise agreements with Friendly's Restaurant Franchise, Inc. includes specific development rights in the Mid-Atlantic market (see Note 12). Development rights are being amortized over the ten-year term of the development agreement.

GOODWILL

    The Company has classified the cost in excess of fair value of the net assets (including tax attributes) of companies or assets acquired in purchase transactions as goodwill. Goodwill is being amortized on a straight-line method over 30 years. Additional goodwill of $3,496,000 was recorded as part of the Friendly's transaction (see Note 12). Accumulated amortization was approximately $2,766,000 and $2,054,000 as of September 27, 1997 and September 28, 1996,
respectively.

INCOME TAXES

    Deferred income taxes are computed using the liability method, which provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes (see Note 8).

EARNINGS PER COMMON SHARE

    Earnings per common share is computed based on the weighted average number of common and common equivalent shares outstanding during the periods. Common stock equivalents include options and warrants to purchase common stock which are assumed to be exercised using the treasury stock method. The weighted average number of shares reflected includes treasury stock acquired pursuant to the Stock Repurchase Program through the date of acquisition.

PREOPENING COSTS

    Direct costs incurred in connection with opening new restaurants are deferred and amortized on a straight-line basis over a 12-month period following the opening of a new restaurant.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and in the disclosure of contingent assets and liabilities. While actual results could differ from those estimates, management believes that actual results will not be materially different from amounts provided in the accompanying consolidated financial statements.

PRIOR YEAR RECLASSIFICATIONS

    Certain reclassifications have been made to the prior years' balances in order to conform to fiscal 1997 presentation.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(CONTINUED)
NEW ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" (SFAS No. 128), which establishes new standards for computing and presenting earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Adoption of this pronouncement will require the restatement of all prior period earnings per share data presented.

    In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Management has not yet determined whether the implementation of SFAS No. 130 will have any impact on the Company's financial reporting.

    In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No.131), which establishes a new approach for determining segments within a company and reporting information on those segments. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management has not yet determined whether the implementation of SFAS No. 131 will have any impact on the Company's current method of disclosing business segment information.

3. PROPERTY AND EQUIPMENT:

    Property and equipment consisted of the following (amounts in 000's):

                                                                                      SEPTEMBER 27,  SEPTEMBER 28,
                                                                                          1997           1996
                                                                                      -------------  -------------
Buildings...........................................................................    $  20,264      $  14,708
Land................................................................................       13,589         10,339
Furniture, fixtures and equipment...................................................       33,511         26,992
Construction in progress............................................................        2,655          5,860
                                                                                      -------------  -------------
                                                                                           70,019         57,899

Less: Accumulated depreciation......................................................      (11,945)        (8,378)
                                                                                      -------------  -------------

Property and equipment, net.........................................................    $  58,074      $  49,521
                                                                                      -------------  -------------
                                                                                      -------------  -------------

4. ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF:

    During the fourth quarter of fiscal 1996, the Company elected early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS No. 121). SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when events or circumstances indicate that the assets may be impaired based upon the undiscounted cash flows estimated to be generated by those assets. The Company determined that due to recent operating and cash flow changes and due to the overall decline in the Quick

4. ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF: (CONTINUED)
Service Restaurant market, that indicators were present. Accordingly, the Company evaluated the ongoing value of the property and equipment (and intangibles) associated with its restaurants. Based on this evaluation, the Company determined that assets with a net book value of $89,900,000 were impaired and reduced their carrying value by $5,500,000 to their estimated fair value. Fair value was determined based on the most appropriate of the following-the market value of restaurants in an arms length transaction, the recoverability of rents (and other assets) through a sublease arrangement or the estimated future cash flows to be generated by the restaurants.

5. FRANCHISE RIGHTS:

    The Wendy's franchise agreements for Washington, D.C., Baltimore, Maryland, and the surrounding areas contain certain requirements regarding the number of units to be opened in the future. Should the Company fail to comply with the required development schedule or with the requirements of the agreements for restaurants within areas covered by the development agreements, Wendy's International, Inc. could terminate the exclusive nature of the Company's franchise. The franchise agreements also provide Wendy's International, Inc. significant rights regarding the business and operations of the Company and impose restrictions regarding the ownership of the Company's capital stock. Franchise agreements with Friendly's Restaurant Franchise, Inc. provide the Company with an exclusive Mid-Atlantic territory as long as it is opening new Friendly's restaurants in accordance with the requirements of the development agreement between the Company's subsidiary, FriendCo, and Friendly's Restaurant Franchise, Inc.

    The Company is also required to pay royalty and advertising fees on both Wendy's and Friendly's restaurants sales as defined by the applicable franchise agreement. Royalties under both agreements are 4% of annual restaurant sales. The advertising fee for Wendy's is 4% of restaurant sales which is a combination of 2.5% to Wendy's National Advertising Program, Inc. for national advertising, with the remainder for local advertising. The advertising fee for Friendly's is 3% of restaurant sales, contributed to an advertising fund managed by Friendly's Restaurant Franchise, Inc. The fund will be used to enhance recognition of the trademark products and patronage of Friendly's Restaurants and Friendly's proprietary branded products. As of September 27, 1997, the fund has not been established. Until such time the fund is established the Company may spend up to 1/2% of Friendly's restaurant sales on local advertising.

6. RETIREMENT PLANS:

    Substantially all full-time employees of the Company are eligible to participate in a defined contribution 401(k) plan. Employees may make contributions to the plan through salary deferral. The Company makes annual contributions to the plan based on a percentage of the employee's contribution, up to certain limitations. The Company's contributions were approximately $109,000, $107,000 and $94,000 for the years ended September 27, 1997, September 28, 1996 and September 30, 1995, respectively.

7. COST OF RESTAURANT SALES AND RESTAURANT OPERATING EXPENSES:

    Cost of restaurant sales and restaurant operating expenses consisted of the following (amounts in 000's):

                                                                      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                    SEPTEMBER 27,   SEPTEMBER 28,   SEPTEMBER 30,
                                                                         1997            1996            1995
                                                                    --------------  --------------  --------------
Cost of restaurant sales --
  Food and supplies...............................................   $     76,683    $     69,603    $     68,856
  Labor...........................................................         62,837          56,706          56,386
                                                                    --------------  --------------  --------------
                                                                     $    139,520    $    126,309    $    125,242
                                                                    --------------  --------------  --------------
Restaurant operating expenses --
  Advertising.....................................................   $      9,863    $      8,869    $      9,448
  Rent............................................................          8,903           7,675           7,261
  Utilities.......................................................          8,299           7,915           7,620
  Maintenance and repairs.........................................          6,224           5,891           5,100
  Other...........................................................         14,269          12,058          11,944
                                                                    --------------  --------------  --------------

                                                                     $     47,558    $     42,408    $     41,373
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------

8. INCOME TAXES:

    The provision (benefit) for income taxes was comprised of the following (amounts in 000's):

                                                                      YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                                     SEPTEMBER 27,    SEPTEMBER 28,    SEPTEMBER 30,
                                                                         1997             1996             1995
                                                                    ---------------  ---------------  ---------------
Federal:
  Current.........................................................     $   3,057        $   2,927        $   4,621
  Deferred........................................................           601           (1,457)          (1,023)

State:
  Current.........................................................           752              603            1,034
  Deferred........................................................           323             (300)            (181)
                                                                          ------           ------           ------

Provision for income taxes........................................     $   4,733        $   1,773        $   4,451
                                                                          ------           ------           ------
                                                                          ------           ------           ------

    The difference between the recorded income tax provision and the "expected" tax provision based on the statutory federal income tax rate is as follows (amounts in 000's):

                                                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                                      SEPTEMBER 27,  SEPTEMBER 28,  SEPTEMBER 30,
                                                                          1997           1996           1995
                                                                      -------------  -------------  -------------
Computed federal tax provision (benefit) at statutory rate:.........    $   3,767      $   1,416      $   4,374
State income taxes (net of federal income tax effect)...............          775            329            563
Nondeductible expenses..............................................           24             15             --
Targeted jobs tax credit............................................          (90)           (10)          (382)
Goodwill amortization...............................................          283            238            238
Reevaluation of deferred tax liability..............................          (54)          (200)          (383)
Other, net..........................................................           28            (15)            41
                                                                           ------         ------         ------

Provision for income taxes..........................................    $   4,733      $   1,773      $   4,451
                                                                           ------         ------         ------
                                                                           ------         ------         ------

    As of September 27, 1997 and September 28, 1996, the Company had federal net operating loss carry-forwards for income tax purposes of approximately $1,804,000 and $3,023,000, respectively, to offset against future taxable income. Approximately $1,200,000 of net operating loss carryforwards are utilizable per year. If not utilized, these carryforwards will expire through 2003. In addition, the Company had state net operating loss carryforwards of approximately $765,000 as of September 27, 1997.

    Total deferred tax liabilities and deferred tax assets as of September 27, 1997 and September 28, 1996, and the sources of the differences between financial accounting and tax bases of the Company's assets and liabilities which give rise to the deferred tax liabilities and deferred tax assets and the tax effects of each, are as follows (amounts in 000's):

                                                                                      SEPTEMBER 27,  SEPTEMBER 28,
                                                                                          1997           1996
                                                                                      -------------  -------------
Deferred tax liabilities:
  Property and equipment............................................................    $   2,217      $   1,958
  Leased properties.................................................................          638            546
  Franchise properties..............................................................          548            628
  Other.............................................................................           21            141
                                                                                           ------         ------

    Total...........................................................................    $   3,424      $   3,273
                                                                                           ------         ------
                                                                                           ------         ------
Deferred tax assets:
  Accrued expenses and reserves.....................................................        1,538          1,169
  Covenants not to compete..........................................................        2,237          2,396
  Operating loss carryforwards and credits..........................................          226          1,343
  Capitalized development costs.....................................................          333            278
  Other.............................................................................          326            247
                                                                                           ------         ------

    Total...........................................................................    $   4,660      $   5,433
                                                                                           ------         ------
                                                                                           ------         ------

9. LONG-TERM DEBT AND FINANCING ARRANGEMENTS:

    Long-term debt consisted of the following (amounts in 000's):

                                                                                              SEPT. 27,  SEPT. 28,
                                                                                                1997       1996
                                                                                              ---------  ---------
Installment promissory notes, interest ranging from 1% to 2% over the bank's prime rate, due in monthly principal installments plus interest through September 1999; secured by
  restaurant equipment, furniture and fixtures, leasehold improvements and inventory........  $     295  $     714

SHC Term Loan from a bank (as described below)..............................................     11,770     14,040

FriendCo Term Loan from a bank (as described below).........................................      9,096         --
                                                                                              ---------  ---------
                                                                                                 21,161     14,754

Less: Current portion.......................................................................     (3,674)    (3,055)
                                                                                              ---------  ---------

Long-term debt..............................................................................  $  17,487  $  11,699
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    Aggregate maturities of the Company's long-term debt as of September 27, 1997, are as follows (amounts in 000's):

MATURING FISCAL YEAR
-----------------------------------------------------------------------
1998...................................................................  $   3,674
1999...................................................................     10,242
2000...................................................................        925
2001...................................................................        925
2002...................................................................      5,395
                                                                         ---------
                                                                         $  21,161
                                                                         ---------
                                                                         ---------

FINANCING ARRANGEMENTS

    In September 1994, the Company borrowed $18,250,000 (the "SHC Term Loan") from a bank. The proceeds from the SHC Term Loan were used to consummate the acquisition of Southern Hospitality Corporation. The SHC Term Loan is secured by the common stock of Southern Hospitality Corporation. The SHC Term Loan provides for fixed principal payments of approximately $152,000 per month plus interest beginning in November 1994 and ending with a balloon payment in September 1999. In addition, each year the agreement requires the Company to repay against the Term Loan, a certain percentage of any excess cash flow, as defined, within 120 days of its fiscal year end. Beginning with the first such additional payment, the Company's monthly principal payment drops by 10% of the excess cash flow payment. After that period of time, the monthly payment reverts back to $152,000 unless there has been an additional excess cash flow payment. The interest rate is either (1) a floating rate per annum equal to 0.25% in excess of the higher of the prime rate or the average rate for 90 day commercial paper or (2) a fixed rate equal to 1.25% per annum in excess of an adjusted LIBOR rate in effect for periods up to 180 days. In August 1995, the Company fixed the interest rate at 7.47% on approximately half of the SHC Term Loan principal amount, for the duration of the loan, through an interest rate swap arrangement with the bank. In January 1996, the Company fixed the interest rate at 6.75% on the remainder of the SHC Term Loan principal amount, for the duration of the loan, through an additional interest rate swap arrangement with the bank. As of September 27, 1997, the estimated fair market value of interest rate swap arrangements was approximately $14,000 based on a dealer quote.

    During fiscal 1996, the Company established a $13,000,000 Revolving Credit Facility. The Revolving Credit Facility includes a sub-limit for letters of credit up to $7,000,000. In July 1997, the Company modified its bank credit facilities. The Revolving Credit Facility was increased to $18,000,000, with the sub-limit for letters of credit increased to $8,000,000.

    The Company's funding needs, up to $5,000,000, may be automatically advanced into its commercial checking account. Advances under the automated system bear interest at a daily adjusting rate equal to 1.5% per annum in excess of the one month LIBOR rate.

    The interest rate on the Revolving Line of Credit is either (1) a floating rate per annum equal to the bank's prime rate or the floating rate per annum equal to an adjusted LIBOR rate for a 30 day interest period, determined and adjusted daily, plus up to 155 basis points per annum or (2) a fixed rate equal to an adjusted LIBOR rate for the period corresponding to the term of the interest period selected, plus up to 155 basis points per annum. The weighted average balance outstanding under the Revolving Line of Credit for the years ended September 27, 1997 and September 28, 1996 was $5,048,000 and $4,353,000,
respectively. The weighted average interest rate under the Revolving Line of Credit for the year ended September 27, 1997 and September 28, 1996 was 6.99% and 7.03%, respectively. The balance outstanding at September 27, 1997 and September 28, 1996 was $2,099,000 and $6,768,000, respectively.

    In July 1997, in conjunction with the modification of its Revolving Credit Facility, the Company borrowed $9,250,000 (the "FriendCo Term Loan") from a bank. The proceeds from this loan were used to consummate the acquisition of assets and operating rights of 34 Friendly's Restaurants (see Note 12). The transaction was accounted for under the purchase method of accounting. The loan is secured by the capital stock of FriendCo Restaurants, Inc. and is cross-guaranteed by DavCo Restaurants, Inc. and Southern Hospitality Corporation. The FriendCo Term Loan provides for fixed principal payments of approximately $77,000 per month plus interest beginning in July 1997 and ending with a balloon payment in July 2002. In addition, each year the agreement requires the Company to repay against the FriendCo Term Loan, a certain percentage of any excess cash flow, as defined, within 120 days of its fiscal year end. Beginning with the first such additional payment, the Company's monthly principal payment for the following 12 months would drop by 10% of the excess cash flow payment. After that period of time, the monthly payment reverts back to $77,000, unless there has been an additional excess cash flow payment. The FriendCo Term Loan bears interest at either (1) the floating rate per annum equal to the banks prime rate or the floating rate per annum equal to an adjusted LIBOR rate for a 30 day interest period, determined and adjusted daily, plus up to 150 basis points per annum or (2) a fixed rate equal to an adjusted LIBOR rate for the period corresponding to the term of the interest period selected, plus up to 150 basis points per annum. As of September 27, 1997, the FriendCo Term Loan rate was 7.16%.

    The terms of the financing arrangements contain, among other provisions, certain covenants for maintaining defined levels of tangible net worth and various financial ratios, including cash flow coverage and total liabilities to tangible net worth. As of September 27, 1997, the Company was in compliance with all applicable covenants.

10. LEASES:

    The Company leases a substantial portion of the land and buildings used in the operation of its restaurants. These leases generally provide for a noncancelable term of 20 years and provide for additional renewal terms at the Company's option. Certain leases contain provisions for percentage rentals on sales above specified minimums. Expenses incurred under these provisions aggregated approximately $690,000, $579,000 and $764,000 for the years ended September 27, 1997, September 28, 1996, and September 30, 1995, respectively.

    As of September 27, 1997, future minimum lease payments related to leases were as follows (amounts in 000's):

                                                              CAPITAL   OPERATING
FISCAL YEAR                                                   LEASES      LEASES
-----------------------------------------------------------  ---------  ----------
1998.......................................................  $   6,227  $    9,151
1999.......................................................      5,614       8,830
2000.......................................................      5,348       8,849
2001.......................................................      5,103       8,834
2002.......................................................      4,853       8,638
2003 and thereafter........................................     20,016      58,514
                                                             ---------  ----------

                                                             $  47,161  $  102,816
                                                                        ----------
                                                                        ----------

Less: Amount representing interest.........................    (18,753)
                                                             ---------
Present value of future minimum lease payments.............  $  28,408
                                                             ---------
                                                             ---------

    Rent expense under operating leases, including percentage rentals based on sales, was approximately $9,380,000, $8,313,000 and $7,895,000 for the years ended September 27, 1997, September 28, 1996 and September 30, 1995, respectively.

11. COMMITMENTS AND CONTINGENCIES:

LITIGATION

    The Company is party to several legal proceedings which are considered by management to be customary and incidental to its business. In the opinion of management, after consulting with legal counsel, the ultimate disposition of these lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

LETTERS OF CREDIT

    At September 27, 1997, the Company was contingently liable for outstanding letters of credit relating to liability insurance and Wendy's International, Inc. current royalty requirements, aggregating approximately $4,670,000.

OTHER

    During fiscal year 1998, the Company will be required to pledge additional collateral in the amount of approximately $600,000 in connection with the Company's worker compensation insurance policy.

12. ACQUISITION OF FRIENDLY'S FRANCHISE RIGHTS:

    DavCo Restaurants, Inc.'s wholly owned subsidiary FriendCo Restaurants, Inc. ("FriendCo") entered into agreements with Friendly's Ice Cream Corporation and Friendly's Restaurants Franchise, Inc. signed July 11, 1997, effective July 14, 1997. The agreements set forth the terms pursuant to which FriendCo purchased certain assets and rights to 34 existing restaurants, and will manage under contract with an option to purchase, 14 other Friendly's locations and have exclusive rights to develop and operate Friendly's Restaurants in Maryland, northern Virginia, Delaware and the District of Columbia. The purchase was accounted for under the purchase method of accounting whereby the purchase price of $8,486,000 was recorded as follows: $860,000 to initial franchise fees, $2,700,000 to equipment and tenant improvements, $3,496,000 to goodwill, $500,000 to franchise development rights and $930,000 as payment of one-half of the initial franchise fee for the first 74 restaurants to be developed. The transaction was financed through a term loan for $10,000,000, signed July 15, 1997.

13. BUSINESS SEGMENT INFORMATION:

    Prior to July 14, 1997, the Company's operations consisted primarily of Wendy's Restaurants. As of July 14, 1997, the Company began operations of Friendly's Restaurants (see Note 12) in addition to Wendy's Restaurants. For the fiscal year ended September 27, 1997, the Friendly's operations do not meet the criteria for a reportable segment under Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." The Company expects its Friendly's operations to meet the reportable segment criteria in the future fiscal year periods and therefore has determined the Friendly's Restaurant operations and Wendy's Restaurant operations are reportable business segments. Segment information is shown only for fiscal year 1997, which includes operations for Friendly's from July 14, 1997 to September 27, 1997 (11 weeks). Prior to July 14, 1997, the Company's operations consisted primarily of Wendy's operations, therefore segment information is not applicable.

                                                                            FISCAL YEAR ENDED
                                                                            SEPTEMBER 27, 1997
                                                                            ------------------
Revenue:
  Wendy's.................................................................     $    222,141
  Friendly's..............................................................            6,955
                                                                                   --------
    Total.................................................................     $    229,096
                                                                                   --------
                                                                                   --------
Operating Income:
  Wendy's.................................................................     $     15,165
  Friendly's..............................................................              (35)
                                                                                   --------
    Total.................................................................     $     15,130
                                                                                   --------
                                                                                   --------
Total Assets:
  Wendy's.................................................................     $    117,221
  Friendly's..............................................................            9,213
                                                                                   --------
    Total.................................................................     $    126,434
                                                                                   --------
                                                                                   --------
Depreciation & Amortization:
  Wendy's.................................................................     $      8,782
  Friendly's..............................................................               89
                                                                                   --------
    Total.................................................................     $      8,871
                                                                                   --------
                                                                                   --------

                                                                            FISCAL YEAR ENDED
                                                                            SEPTEMBER 27, 1997
                                                                            ------------------
Capital Expenditures:
  Wendy's.................................................................     $     10,276
  Friendly's..............................................................            8,439
                                                                                   --------
    Total.................................................................     $     18,715
                                                                                   --------
                                                                                   --------

    There were no significant intersegment sales or transfers during the period. Operating income or loss by business segment excludes interest income and expense and net unallocated corporate expenses which decreased income by $4,053,000 in fiscal year 1997. Allocated corporate expenses are applied to each segment based on actual expenses.

14. CAPITAL STOCK AND WARRANTS:

    Effective with the Initial Public Offering, the Company's authorized capital stock consisted of 8,200,000 shares of voting common stock and 3,200,000 shares of nonvoting common stock. As of September 27, 1997, there were 6,587,628 shares of voting common stock outstanding and no shares of nonvoting common stock outstanding.

    In connection with the Recapitalization, warrants to purchase 441,026 shares of common stock, at $.01 each, were issued and recorded at their estimated fair value of $3,000,000 at the date of issuance. These warrants expire February 10, 2003.

    Effective May 1, 1996, the Company adopted a stock repurchase plan where up to 1,000,000 shares of the Company's voting common stock can be purchased, depending on price and market conditions. As of September 27, 1997, the Company had purchased 158,807 shares at an aggregate cost of $1,319,505.

15. INCENTIVE OPTION PLAN:

    The Company adopted an Incentive Plan (the "Plan"). The Plan generally provides for the granting of stock, stock options, stock appreciation rights, restricted shares or any combination of the foregoing to the eligible participants, as defined. The exercise price of an option granted under the Plan may not be less than the fair market value of the underlying shares of common stock on the date of grant and the options expire at the earlier of termination of employment or ten years from the date of grant.

    As of September 27, 1997, options for 697,118 shares had been granted under the Plan at exercise prices ranging from $6.80 - $16.13 per share and options for 687,118 shares were exercisable at September 27, 1997.

    The Company has computed for pro forma disclosure purposes the value of all compensatory options granted during fiscal year 1995, 1996 and 1997, using the Black-Scholes option pricing model as prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123). Assumptions used for the pricing model include a range of 5.7% - 5.9% for the risk-free interest rate, expected lives of 1-3 years, expected dividend yield of 0% and expected volatility of 35%. Options were assumed to be exercised upon vesting for the purposes of this valuation. Adjustments are made for options forfeited prior to vesting. Had compensation costs for compensatory options been determined consistent with SFAS No. 123, the Company's pro forma net income would have been

$6,266,000, $2,381,000 and $8,415,000 in fiscal year 1997, 1996 and 1995, respectively. Pro forma earnings per share would have been $.88, $.34 and $1.18 in fiscal year 1997, 1996 and 1995, respectively.

    The following table summarizes the stock option activity for the years ended September 30, 1995, September 28, 1996 and September 27, 1997:

                                                                     NUMBER OF  EXERCISE PRICE
                                                                      SHARES      PER SHARE
                                                                     ---------  --------------
Options outstanding as of September 24, 1994.......................    595,618  $  6.80-$16.13
  Granted..........................................................      5,000  $        13.81
  Exercised/Canceled...............................................     (5,000) $        16.13
                                                                     ---------  --------------

Options outstanding as of September 30, 1995.......................    595,618  $  6.80-$16.13
  Granted..........................................................     48,000  $         8.50
  Exercised/Canceled...............................................    (10,000) $  8.50-$16.13
                                                                     ---------  --------------

Options outstanding as of September 28, 1996.......................    633,618  $  6.80-$16.13
  Granted..........................................................     53,500  $         9.88
  Exercised/Canceled...............................................         --              --
                                                                     ---------  --------------

Options outstanding as of September 27, 1997.......................    687,118  $  6.80-$16.13
                                                                     ---------  --------------
                                                                     ---------  --------------

16. SUBSEQUENT EVENTS:

    DavCo Restaurants, Inc. executed a definitive merger agreement with DavCo Acquisition Holding Inc., for a merger transaction in which DavCo Acquisition Holding Inc. would acquire all of DavCo's issued and outstanding shares (other than shares held by DavCo Acquisition Holding Inc.) for $20 cash per share, following unanimous approval of the proposed transaction by the Board of Directors of DavCo (after a vote in which the interested directors abstained from voting).

    As previously disclosed, DavCo Acquisition Holding Inc. is owned by an investor group that is headed by Ronald D. Kirstien, the Company's President and Chief Executive Officer, and Harvey Rothstein, Executive Vice President of the Company, and includes the Company's principal stockholder, Citicorp Venture Capital, Ltd., which currently holds approximately 48% of the Company's outstanding shares, and certain affiliates of Kirstien, Rothstein and CVC.

    The terms of the merger agreement require approval by a majority of the Company's stockholders, including approval by a majority of stockholders unaffiliated with the investor group. In addition, the merger is subject to certain conditions, including a limitation on the number of dissenting shareholders, regulatory approvals and the receipt of necessary financing. The investor group has obtained a commitment from Global Alliance Finance Company, L.L.C., a wholly-owned subsidiary of Deutsche Bank North America, to provide up to $150 million of debt financing to complete the merger.

    In September 1997, the Company entered into an agreement to sell operations of 46 Midwestern Wendy's restaurants to Western & Southern Food Service, L.L.C. ("W&S") and to sublease the real estate and improvements held by the Company under lease for these restaurants. The agreement with W&S is subject to, among other conditions, the approval by Wendy's of W&S as a Wendy's franchisee, the receipt of financing by W&S and the consent of certain landlords. The Company would, under the terms of this agreement, remain primarily liable as lessee of the leased real estate and is responsible for the closing costs and disposing of six under performing restaurants.

                            DAVCO RESTAURANTS, INC.



                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)



                        (IN 000'S EXCEPT PER SHARE DATA)



                                                                                               FOR THE 13
                                                                                              WEEKS ENDED
                                                                                       --------------------------
                                                                                       DECEMBER 27,  DECEMBER 28,
                                                                                           1997          1996
                                                                                       ------------  ------------
RESTAURANT SALES.....................................................................   $   61,381    $   52,029

COSTS AND EXPENSES
Cost of restaurant sales.............................................................       38,069        32,075
Restaurant operating expenses........................................................       12,561        10,543
Franchise royalties..................................................................        2,462         2,082
General and administrative...........................................................        2,274         1,865
Depreciation and amortization........................................................        2,422         2,174
                                                                                       ------------  ------------
                                                                                            57,788        48,739
                                                                                       ------------  ------------

  OPERATING INCOME...................................................................        3,593         3,290

Interest expense.....................................................................       (1,176)       (1,228)
Interest income......................................................................            5             9
Other income, net....................................................................           91           253
                                                                                       ------------  ------------

  INCOME BEFORE PROVISION FOR INCOME TAXES...........................................        2,513         2,324

PROVISION FOR INCOME TAXES...........................................................       (1,113)         (961)
                                                                                       ------------  ------------

NET INCOME...........................................................................   $    1,400    $    1,363
                                                                                       ------------  ------------
                                                                                       ------------  ------------

EARNINGS PER COMMON SHARE--BASIC.....................................................   $      .22    $      .21

EARNINGS PER COMMON SHARE--DILUTED...................................................   $      .20    $      .20
                                                                                       ------------  ------------
                                                                                       ------------  ------------

WEIGHTED AVERAGE SHARES OUTSTANDING--
  ASSUMING FULL DILUTION.............................................................        7,115         6,947
                                                                                       ------------  ------------
                                                                                       ------------  ------------



         See notes to the unaudited consolidated financial statements.

                            DAVCO RESTAURANTS, INC.



                          CONSOLIDATED BALANCE SHEETS
                        (IN 000'S EXCEPT PER SHARE DATA)



                                                                                      DECEMBER 27,   SEPTEMBER 27,
                                                                                          1997           1997
                                                                                      -------------  -------------
                                                                                       (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.........................................................   $     1,309    $       640
  Receivables.......................................................................           936            580
  Inventories.......................................................................         1,966          1,879
  Prepaid expenses..................................................................         3,527          2,121
  Deferred tax asset................................................................         1,514          1,514
                                                                                      -------------  -------------
        TOTAL CURRENT ASSETS........................................................         9,252          6,734
                                                                                      -------------  -------------
PROPERTY AND EQUIPMENT, NET.........................................................        59,433         58,074
                                                                                      -------------  -------------
LEASED PROPERTIES, NET..............................................................        33,551         34,355
                                                                                      -------------  -------------
OTHER ASSETS:
  Franchise rights, net.............................................................         4,911          5,015
  Development rights, net...........................................................           479            492
  Goodwill, net.....................................................................        21,311         21,514
  Other.............................................................................           238            250
                                                                                      -------------  -------------
      TOTAL OTHER ASSETS............................................................        26,939         27,271
                                                                                      -------------  -------------
      TOTAL ASSETS..................................................................   $   129,175    $   126,434
                                                                                      -------------  -------------
                                                                                      -------------  -------------
CURRENT LIABILITIES:
  Accounts payable..................................................................   $     6,523    $     6,808
  Accrued advertising and royalty fees..............................................         2,195          2,426
  Accrued salaries and wages........................................................         1,599          3,420
  Accrued expenses..................................................................         9,897         10,200
  Short-term borrowings.............................................................         6,548          2,099
  Current portion of long-term debt.................................................         3,640          3,674
  Current portion of capital lease obligations......................................         2,936          3,034
      Income taxes payable..........................................................         1,090             --
                                                                                      -------------  -------------
TOTAL CURRENT LIABILITIES...........................................................        34,428         31,661

LONG-TERM DEBT, LESS CURRENT PORTION................................................        16,755         17,487
CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION.....................................        24,680         25,374
DEFERRED TAXES PAYABLE..............................................................           278            278
                                                                                      -------------  -------------

TOTAL LIABILITIES...................................................................        76,141         74,800
                                                                                      -------------  -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value; 11,400,000 shares, authorized and 6,587,628
    issued..........................................................................             7              7
  Treasury stock, at cost, 158,807 shares...........................................        (1,320)        (1,320)
  Additional paid-in capital........................................................        31,101         31,101
  Warrants outstanding..............................................................         3,000          3,000
  Retained earnings.................................................................        20,246         18,846
                                                                                      -------------  -------------
      TOTAL STOCKHOLDERS' EQUITY....................................................        53,034         51,634
                                                                                      -------------  -------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....................................   $   129,175    $   126,434
                                                                                      -------------  -------------
                                                                                      -------------  -------------



         See notes to the unaudited consolidated financial statements.

                            DAVCO RESTAURANTS, INC.



                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                   (IN 000'S)



                                                                                         FOR THE 13 WEEKS ENDED
                                                                                       --------------------------
                                                                                       DECEMBER 27,  DECEMBER 28,
                                                                                           1997          1996
                                                                                       ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income.........................................................................   $    1,400    $    1,363
  Adjustments to reconcile net income to net cash flows provided by operating activities-
    Depreciation and amortization....................................................        2,422         2,174
    Net change in assets and liabilities.............................................       (3,391)         (795)
                                                                                       ------------  ------------

        Net Cash Flows Provided By Operating Activities..............................          431         2,742
                                                                                       ------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  (Increase) decrease in other assets................................................          (26)           49
  Property and equipment acquired and constructed....................................       (2,627)       (3,330)

      Net Cash Flows Used In Investing Activities....................................       (2,653)       (3,281)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of capital lease obligations............................................         (792)         (818)
  Repayments of long-term debt, net..................................................         (766)         (576)
  Purchase of treasury stock.........................................................           --          (236)
  Short-term borrowings, net.........................................................        4,449         1,486
                                                                                       ------------  ------------

      Net Cash Flows Provided by (Used In) Financing Activities......................        2,891          (144)
                                                                                       ------------  ------------

NET DECREASE IN CASH AND CASH EQUIVALENTS............................................          669          (683)
                                                                                       ------------  ------------

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.......................................          640         1,948
                                                                                       ------------  ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD.............................................   $    1,309    $    1,265
                                                                                       ------------  ------------
                                                                                       ------------  ------------

SUPPLEMENTAL CASH FLOW INFORMATION:

  Cash paid for interest.............................................................   $    1,241    $    1,284
                                                                                       ------------  ------------
                                                                                       ------------  ------------

  Cash paid for income taxes, net of refunds.........................................   $      263    $      108
                                                                                       ------------  ------------
                                                                                       ------------  ------------



         See notes to the unaudited consolidated financial statements.

                            DAVCO RESTAURANTS, INC.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 27, 1997



1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION



    As of December 27, 1997, DavCo Restaurants, Inc., a Delaware corporation (the "Company"), operated 264 restaurants of which 230 are "Wendy's Old Fashioned Hamburgers" Restaurants, making it the world's largest franchisee of "Wendy's International, Inc. ("Wendy's"), and 34 Friendly's restaurants. The company also manages under contract 14 other Friendly's restaurants. The Company maintains exclusive Wendy's franchise territories in metropolitan Baltimore and Washington, D.C., the eastern shore of Maryland and portions of northern Virginia (the "Mid-Atlantic"), where it operates 139 Wendy's restaurants. The Company also maintains exclusive rights to develop and operate Friendly's restaurants in Maryland, northern Virginia, Delaware and Washington, D.C. where it operates 34 Friendly's restaurants. The Company also operates 53 Wendy's restaurants in metropolitan St. Louis and central Illinois (the "Midwest") and 38 Wendy's restaurants in the metropolitan Nashville, Tennessee area (the "Southern Market"). The Company does not maintain exclusive franchise territories in the Midwest or Southern Market.



    In management's opinion, the accompanying interim consolidated financial statements of the Company include all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of the Company's financial position at December 27, 1997 and the results of its operations and its cash flows for the periods ended December 27, 1997 and December 28, 1996. These statements are presented in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the Company's annual consolidated financial statements have been omitted from these statements, as permitted under the applicable rules and regulations. Readers of these statements should refer to the consolidated financial statements and notes thereto as of September 27, 1997 and for the year then ended. The results of operations presented in the accompanying financial statements are not necessarily representative of operations for an entire year.



    Certain reclassifications have been made to the prior year's balances in order to conform to current year presentation.



    The Company maintains its accounts on a 52/53 week fiscal year. Both the fiscal 1998 and 1997 periods contained 13 weeks.



2. EARNINGS PER COMMON SHARE



    In February 1997, the Financial Accounting Standards Board Issued Statement No. 128 (SFAS 128). "Earnings Per Share" which establishes new standards for computing and presenting earnings per share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. This statement requires presentation of basic and diluted earnings per share.

                            DAVCO RESTAURANTS, INC.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 27, 1997 (CONTINUED)



2. EARNINGS PER COMMON SHARE (CONTINUED)


    The Company's adoption of this pronouncement does not impact earnings per share for the 13 weeks ended December 28, 1996, as previously reported. The Company's earnings per share according to SFAS 128 are follows (in 000's except per share data):



                                                                      13 WEEKS ENDED
                                                                    DECEMBER 27, 1997
                                                                  ----------------------   PER SHARE
                                                                   INCOME      SHARES       AMOUNT
                                                                  ---------  -----------  -----------
Basic EPS (Income available to common stockholders).............  $   1,400       6,429    $    0.22
Dilutive effect of options......................................     --             245
Dilutive effect of warrants.....................................     --             441
                                                                  ---------       -----        -----
Diluted EPS (Income available to common stockholders plus
  assumed conversions)..........................................  $   1,400       7,115    $    0.20
                                                                  ---------       -----        -----



                                                                      13 WEEKS ENDED
                                                                    DECEMBER 28, 1996
                                                                  ----------------------   PER SHARE
                                                                   INCOME      SHARES       AMOUNT
                                                                  ---------  -----------  -----------
Basic EPS (Income available to common stockholders).............  $   1,363       6,451    $    0.21
Dilutive effect of options......................................     --              55
Dilutive effect of warrants.....................................     --             441
                                                                  ---------       -----        -----
Diluted EPS (Income available to common stockholders plus
  assumed conversions)..........................................  $   1,363       6,947    $    0.20
                                                                  ---------       -----        -----



    Options to purchase 220,274 shares of common stock between $12.00 and $16.13 were outstanding during the 13 weeks ended December 28, 1996 were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares during the quarter. During the quarter ended December 27, 1997, no exercise prices were greater than the average market price.



3. COMMITMENTS AND CONTINGENCIES



LITIGATION



    The Company is party to a number of legal proceedings which are considered by management to be customary and incidental to its business. In the opinion of management, after consulting with legal counsel, the ultimate disposition of these lawsuits will not have a material adverse effect on the Company's financial position or results of operations.



LETTERS OF CREDIT



    As of December 27, 1997, the Company was contingently liable for outstanding letters of credit relating to liability insurance, workers' compensation collateral and Wendy's current royalty requirements, aggregating approximately $4,970,000.

                            DAVCO RESTAURANTS, INC.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 27, 1997 (CONTINUED)



4. GOODWILL



    The Company's excess of cost over the fair value of net assets acquired (or goodwill) is amortized on a straight-line basis over 30 years. The carrying amount of goodwill is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.



5. TREASURY STOCK



    On May 2, 1996, the Company announced that its Board of Directors had authorized management to repurchase up to 1,000,000 shares of its common stock on the open market and in privately negotiated transactions during the following twenty four months. As of December 27, 1997, the Company purchased 158,807 shares of its common stock for $1,319,505. The Company is accounting for the treasury stock at cost.



6. GOING PRIVATE TRANSACTION



    DavCo Restaurants, Inc. has executed a definitive merger agreement with DavCo Acquisition Holding, Inc. for a merger transaction in which DavCo Acquisition Holding, Inc. would acquire all of the Company's issued and outstanding shares (other than shares held by DavCo Acquisition Holding, Inc.) for $20 cash per share. The terms of the merger agreement require approval by a majority of the Company's stockholders, including approval by a majority of the stockholders unaffiliated with the investor group. In addition, the merger is subject to certain conditions, including a limitation on the number of dissenting shareholders, regulatory approvals and receipt of necessary financing. The investor group has obtained a commitment from Global Alliance Finance Company, L.L.C., a wholly-owned subsidiary of Deutsche Bank North America, to provide up to $150 million of debt financing to complete the merger.

                                                                         ANNEX A

                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                          DATED AS OF OCTOBER 21, 1997

                                     AMONG

                        DAVCO ACQUISITION HOLDING INC.,

                             DAVCO MERGER SUB INC.

                                      AND

                            DAVCO RESTAURANTS, INC.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
ARTICLE I

THE MERGER.................................................................................................           2
  SECTION 1.1.        The Merger...........................................................................           2
  SECTION 1.2.        Closing..............................................................................           2
  SECTION 1.3.        Effective Time.......................................................................           2
  SECTION 1.4.        Effects of the Merger................................................................           2
  SECTION 1.5.        Certificate of Incorporation; By-laws................................................           3
  SECTION 1.6.        Directors............................................................................           3
  SECTION 1.7.        Officers.............................................................................           3

ARTICLE II

EFFECT OF THE MERGER ON THE SECURITIES OF THE CONSTITUENT CORPORATIONS.....................................
                                                                                                                      3
  SECTION 2.1.        Effect on Capital Stock..............................................................           3
  SECTION 2.2.        Stock Option Plans...................................................................           5
  SECTION 2.3.        Exchange of Certificates.............................................................           5

ARTICLE III

REPRESENTATIONS AND WARRANTIES.............................................................................           8
  SECTION 3.1.        Representations and Warranties of the Company........................................           8
  SECTION 3.2.        Representations and Warranties of Parent and Sub.....................................          13

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER..................................................          16
  SECTION 4.1.        Conduct of Business of the Company...................................................          16
  SECTION 4.2.        Other Actions........................................................................          18

ARTICLE V

ADDITIONAL AGREEMENTS......................................................................................          18
  SECTION 5.1.        Meeting of Stockholders..............................................................          18
  SECTION 5.2.        Proxy Statement; Schedule 13E-3......................................................          18
  SECTION 5.3.        Access to Information; Confidentiality...............................................          19
  SECTION 5.4.        Commercially Reasonable Efforts......................................................          20
  SECTION 5.5.        Financing............................................................................          20
  SECTION 5.6.        Indemnification; Directors' and Officers' Insurance..................................          20
  SECTION 5.7.        Public Announcements.................................................................          22
  SECTION 5.8.        Acquisition Proposals................................................................          22
  SECTION 5.9.        Stockholder Litigation...............................................................          23
  SECTION 5.10.       Board Action Relating to Stock Option Plans and Warrants.............................          23

ARTICLE VI

CONDITIONS PRECEDENT.......................................................................................          24
  SECTION 6.1.        Conditions to Each Party's Obligation to Effect the Merger...........................          24
  SECTION 6.2.        Conditions to Obligations of Parent and Sub..........................................          25
  SECTION 6.3.        Conditions to Obligations of the Company.............................................          25

                                                                                                                PAGE
                                                                                                                -----
ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER..........................................................................          26
  SECTION 7.1.        Termination..........................................................................          26
  SECTION 7.2.        Effect of Termination................................................................          27
  SECTION 7.3.        Expenses.............................................................................          28
  SECTION 7.4.        Amendment............................................................................          28
  SECTION 7.5.        Extension; Waiver....................................................................          28
  SECTION 7.6.        Procedure for Termination, Amendment, Extension or Waiver............................          28

ARTICLE VIII

GENERAL PROVISIONS.........................................................................................          29
  SECTION 8.1.        Nonsurvival of Representations and Warranties........................................          29
  SECTION 8.2.        Fees and Expenses....................................................................          29
  SECTION 8.3.        Definitions..........................................................................          29
  SECTION 8.4.        Notices..............................................................................          29
  SECTION 8.5.        Interpretation.......................................................................          30
  SECTION 8.6.        Counterparts.........................................................................          30
  SECTION 8.7.        Entire Agreement; Third-Party Beneficiaries..........................................          30
  SECTION 8.8.        Governing Law........................................................................          31
  SECTION 8.9.        Assignment...........................................................................          31
  SECTION 8.10.       Enforcement..........................................................................          31
  SECTION 8.11.       Severability.........................................................................          31

                                AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER
                          DATED AS OF OCTOBER 21, 1997
                                     AMONG
                        DAVCO ACQUISITION HOLDING INC.,
                       A DELAWARE CORPORATION ("PARENT"),
                             DAVCO MERGER SUB INC.,
                             A DELAWARE CORPORATION
                AND A WHOLLY OWNED SUBSIDIARY OF PARENT ("SUB"),
                          AND DAVCO RESTAURANTS, INC.,
                    A DELAWARE CORPORATION (THE "COMPANY").

                             W I T N E S S E T H :

    WHEREAS, the Board of Directors of each of Parent, Sub and the Company has adopted resolutions approving this Agreement, pursuant to which Sub shall be merged with and into the Company and the Company shall become a wholly owned direct subsidiary of the Parent (the "Merger"); and

    WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

    WHEREAS, as of the date hereof, Ronald D. Kirstien, Harvey Rothstein and Citicorp Venture Capital, Ltd. (collectively, the "Affiliated Stockholders") own or have the power to vote 3,996,578 shares of the common stock of the Company (representing approximately 57% of the total number of outstanding shares of the Company's common stock as of the date hereof);

    WHEREAS, in accordance with applicable law, the Company's Restated Certificate of Incorporation and the terms of this Agreement, the affirmative vote of the holders of a majority of the outstanding common stock of the Company and the affirmative vote of holders of a majority of the outstanding shares of common stock that are not beneficially owned by the Affiliated Stockholders or by persons that are Affiliates or Associates (as such terms are defined in Section 8.3) of the Affiliated Stockholders are required to adopt and approve this Agreement and the Merger and to consummate the Merger; and

    WHEREAS, as of November 4, 1997, the parties hereto determined to amend and restate this Agreement in accordance herewith.

    NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                   ARTICLE I
                                   THE MERGER

    SECTION 1.1. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement and Plan of Merger (the "Agreement"), and in accordance with the Delaware General Corporation Law (the "DGCL") Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined). Upon the Effective Time, the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation").

    SECTION 1.2. CLOSING. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the "Closing") will take place at 10:00 a.m. New York City time on the second business day following the date on which the last to be fulfilled or waived of the conditions set forth in
Article VI shall be fulfilled or waived in accordance with this Agreement (the "Closing Date"), at the offices of Dechert Price & Rhoads, Bell Atlantic Tower, 1717 Arch Street, Philadelphia, Pennsylvania, unless another date, time or place is agreed to in writing by the parties hereto.

    SECTION 1.3. EFFECTIVE TIME. The parties hereto will file with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") on the date of the Closing (or on such other date as Parent and the Company may agree) a certificate of merger or other appropriate documents, executed in accordance with the relevant provisions of the DGCL, and make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the certificate of merger with the Delaware Secretary of State, or at such later time as is specified in the certificate of merger (the "Effective Time").

    SECTION 1.4. EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    SECTION 1.5. CERTIFICATE OF INCORPORATION; BY-LAWS. (a) At the Effective Time, the Company's Restated Certificate of Incorporation shall be amended so as to read in its entirety as set forth in Exhibit A to this Agreement and as so amended shall become the certificate of incorporation of the Surviving Corporation.

    (b) The By-Laws of Sub as in effect at the Effective Time shall be, from and after the Effective Time, the By-Laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

    SECTION 1.6. DIRECTORS. The directors of Sub at the Effective Time shall become, from and after the Effective Time, the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

    SECTION 1.7. OFFICERS. At the Effective Time, the officers of the Company shall become the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE II
                     EFFECT OF THE MERGER ON THE SECURITIES
                        OF THE CONSTITUENT CORPORATIONS

    SECTION 2.1. EFFECT ON CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder:

    (a) COMMON STOCK OF SUB. Each share of common stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of Common Stock, par value $0.001 per share, of the Surviving Corporation.

    (b) CANCELLATION OF TREASURY STOCK AND PARENT-OWNED STOCK. Each share of the capital stock of the Company issued or outstanding immediately prior to the Effective Time that is owned by the Company or by Parent or Sub shall be cancelled automatically and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

    (c) CONVERSION OF COMPANY SHARES. At the Effective Time, each share of the common stock, par value $.001 per share, of the Company (the "Common Stock") that is then issued and outstanding (such shares of Common Stock being hereinafter referred to collectively as the "Company Shares") (in each case, other than shares to be cancelled pursuant to subsection 2.1(b) above and other than shares held by Dissenting Shareholders (as hereinafter defined), which shares will not constitute "Company Shares" hereunder), and, subject to Section
2.2 hereof, each Warrant (as defined in Section 2.2 hereof) that by its terms is exercisable from and after the Effective Time only for the amount of Merger Consideration that such Warrant would have been entitled to receive if it had been exercised prior to the Effective Time, or that is amended in accordance with Section 5.10, shall be converted into and become the right to receive, upon surrender of the certificate representing such Company Share or Warrant in accordance with Section 2.3, $20.00 in cash, without interest thereon (the "Merger Consideration"), less, in the case of any Warrant, the amount of any cash exercise price payable upon exercise of such Warrant.

    (d) DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, shares of Common Stock issued and outstanding immediately prior to the Effective Time held by a holder (a "Dissenting Shareholder") (if any) who has the right to demand, and who properly demands, an appraisal of such shares in accordance with Section 262 of the DGCL (or any successor provision) ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration unless such Dissenting Shareholder fails to perfect or otherwise loses such Dissenting Shareholder's right to such appraisal, if any. If, after the Effective Time, such Dissenting Shareholder fails to perfect or loses any such right to appraisal, each such share of such Dissenting Shareholder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with this Section 2.1. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

    (e) CANCELLATION AND RETIREMENT OF COMMON STOCK. As of the Effective Time, all certificates representing shares of Common Stock, other than certificates representing shares to be cancelled in accordance with Section 2.1(b) or Dissenting Shares, issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 2.3.

    SECTION 2.2. STOCK OPTION PLANS. For purposes of this Agreement, the term "Warrant" means each unexercised option (including without limitation any Company Stock Option, as hereafter defined) or warrant to purchase Company Shares from the Company (whether such option or warrant is vested or not) that is outstanding at the Effective Time. The term "Company Stock Option" means each outstanding option to purchase shares of Common Stock (a "Company Stock Option") issued under the Company's 1994 Employee Stock Option Plan, 1996 Employee Stock Option Plan, 1997 Employee Stock Option Plan, 1994 Director Stock Option Plan, 1996 Director Stock Option Plan and 1997 Director Stock Option Plan (collectively, the "Company Stock Option Plans"). As of the date hereof, the unexercisable portion of each Company Stock Option shall become immediately exercisable for the amount of Merger Consideration that would have been payable in respect of any Company Shares issuable for any such Company Stock Option, if such Company Stock Option had been exercised immediately prior to the Effective Time, subject to all expiration, lapse, exercise price and other terms and conditions thereof. Each holder of Warrants that by their terms are exercisable from and after the Effective Time only for the amount of Merger Consideration that such Warrants would have been entitled to receive if they had been exercised prior to the Effective Time, or that are amended in accordance with
Section 5.10, shall be entitled to receive an aggregate amount equal to the Merger Consideration multiplied by the aggregate number of Company Shares issuable upon the exercise in full of all Warrants held by such holder as of the Effective Time, less the aggregate cash exercise price payable upon exercise of all Warrants held by such holder.

    SECTION 2.3. EXCHANGE OF CERTIFICATES. (a) PAYING AGENT. As of the Effective Time, Sub (or the Company, as the Surviving Corporation) shall deposit, or shall cause to be deposited, with or for the account of a bank or trust company designated by Sub, which shall be reasonably satisfactory to the Company (the "Paying Agent"), for the benefit of the holders of shares of Common Stock and the holders of the Warrants, cash in an aggregate amount equal to (i) the product of (x) the number of shares of Common Stock and Warrants issued and outstanding at the Effective Time (other than shares to be cancelled pursuant to subsection 2.1(b) above and Dissenting Shares) and (y) Merger Consideration less (ii) the aggregate cash exercise price payable upon exercise of all Warrants (such amount being hereinafter referred to as the "Payment Fund").

    (b) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates which prior thereto represented Company Shares or Warrants (other than shares to be cancelled pursuant to subsection 2.1(b) above and Dissenting Shares) shall, upon surrender to the Paying Agent of such certificate or certificates and acceptance thereof by the Paying Agent, be entitled to the amount of cash which the aggregate number of Company Shares or Warrants previously represented by such certificate or certificates surrendered shall have been converted into the right to receive pursuant to subsection 2.1(c). The Paying Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If the consideration to be paid in the Merger (or any portion thereof) is to be delivered to any person other than the person in whose name the certificate representing Company Shares or Warrants surrendered in exchange therefor is registered, it shall be a condition to such exchange that the certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of such consideration to a person other than the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable. After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of certificates representing Company Shares or Warrants and if such certificates are presented to the Company for transfer, they shall be cancelled against delivery of the Merger Consideration as hereinabove provided. Until surrendered as contemplated by this subsection 2.3(b), each certificate representing Company Shares or Warrants (other than certificates representing shares to be cancelled in accordance with Section 2.1(b) or Dissenting Shares), shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without any interest thereon, as contemplated by Sections 2.1 and
2.2. No interest will be paid or will accrue on any cash payable as Merger Consideration to any holder of Company Shares or Warrants.

    (c) LETTER OF TRANSMITTAL. Promptly after the Effective Time (but in no event more than five days thereafter), the Surviving Corporation shall require the Paying Agent to mail to each record holder of certificates that immediately prior to the Effective Time represented Company Shares or Warrants which have been converted pursuant to Section 2.1, a form of letter of transmittal and instructions for use in surrendering such certificates and receiving the consideration to which such holder shall be entitled therefor pursuant to
Section 2.1.

    (d) NO FURTHER OWNERSHIP RIGHTS IN COMMON STOCK OR PREFERRED STOCK. The Merger Consideration paid upon the surrender for exchange of certificates representing Company Shares or Warrants in accordance with the terms of this
Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Company Shares or Warrants theretofore represented by such certificates.

    (e) TERMINATION OF PAYMENT FUND. Any portion of the Payment Fund which remains undistributed to the holders of the certificates representing Company Shares or Warrants for 120 days after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Company Shares or Warrants who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment of their claim for the Merger Consideration.

    (f) NO LIABILITY. None of Parent, Sub, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash, shares, dividends or distributions payable from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing Company Shares or Warrants shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration in respect of such certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.1(c))), any such cash, shares, dividends or distributions payable in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

    (g) INVESTMENT OF PAYMENT FUND. The Paying Agent shall invest the Payment Fund, as directed by the Surviving Corporation, in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody's Investors Services, Inc. or Standard & Poor's Corporation, or
(iv) certificates of deposit, bank repurchase agreements or bankers, acceptances of commercial banks with capital exceeding $100 million, and any net earnings with respect thereto shall be paid to the Surviving Corporation as and when requested by the Surviving Corporation; provided that any such investment or any such payment of earnings shall not delay the receipt by holders of Company Shares or Warrants of the Merger Consideration or otherwise impair such holders' respective rights hereunder.

    (h) WITHHOLDING RIGHTS. The Surviving Corporation, Parent or Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares or Warrants such amounts as the Surviving Corporation, Parent or Sub is required to deduct and withhold with respect to the making of such payment under the Code (as hereinafter defined), or any provision of state, local or foreign tax law, including, without limitation, withholdings required in connection with payments with respect to Company Stock Options held by employees of the Company. To the extent that amounts are so withheld by the Surviving Corporation, Parent or Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder in respect of which such deduction and withholding was made.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

    SECTION 3.1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to Parent and Sub as follows:

    (a) ORGANIZATION, STANDING AND CORPORATE POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a material adverse effect on the business, financial condition or results of operations of the Company and the Subsidiaries (as defined in subsection 3.1(b) hereof) taken as a whole ("Material Adverse Effect"). The Company has delivered to Parent complete and correct copies of its Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws, as amended to the date of this Agreement.

    (b) SUBSIDIARIES. Section 3.1(b) of the disclosure schedule attached hereto (the "Disclosure Schedule") sets forth the name, jurisdiction of incorporation, capitalization and number of shares of outstanding capital stock of each class owned, directly or indirectly, by the Company of each corporation of which the Company owns, directly or indirectly, a majority of the outstanding capital stock (individually, a "Subsidiary" and, collectively, the "Subsidiaries"). All the issued and outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable. All such shares owned, directly or indirectly, by the Company are owned by the Company beneficially and of record, free and clear of all liens, pledges, encumbrances or restrictions of any kind. No Subsidiary has outstanding any securities convertible into or exchangeable or exercisable for any shares of its capital stock, there are no outstanding options, warrants or other rights to purchase or acquire any capital stock of any Subsidiary, there are no irrevocable proxies with respect to such shares, and there are no contracts, commitments, understandings, arrangements or restrictions by which any Subsidiary or the Company is bound to issue additional shares of the capital stock of a Subsidiary. Except for the Subsidiaries, and as otherwise disclosed in Section 3.1(b) of the Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity interest in any business. Each Subsidiary
(a) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (b) has all requisite corporate power and authority and any necessary governmental authority to carry on its business as it is now being conducted and to own, operate and lease its properties; and (c) is qualified or licensed to do business as a foreign corporation and is in good standing in each of the jurisdictions in which (i) the ownership or leasing of real property or the conduct of its business requires such qualification or licensing and (ii) the failure to be so qualified or licensed, either singly or in the aggregate, would have a Material Adverse Effect. The Company has previously delivered to Parent and Sub complete and correct copies of the Certificates or Articles of Incorporation and By-Laws of each Subsidiary, each as amended to date. All such Certificates or Articles of Incorporation and By-Laws are in full force and effect.

    (c) CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of 11,400,000 shares of Common Stock. At the close of business on September 27, 1997, 6,428,821 shares of Common Stock were issued and outstanding, 131,500 shares of Common Stock were reserved for issuance pursuant to outstanding Company Stock Options, 996,644 shares of Common Stock were reserved for issuance upon conversion of Warrants (other than Company Stock Options), and 158,807 shares of Common Stock were held by the Company in its treasury. Except as set forth above, at the close of business on September 27, 1997, no shares of capital stock or other equity securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Option Plan or any other outstanding Warrants will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth above or in Section 3.1(c) of the Disclosure Schedule, the Company has no outstanding option, warrant, subscription or other right, agreement or commitment which either (i) obligates the Company to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of the Company or (ii) restricts the transfer of Common Stock. Except as set forth in Section 3.1(c) of the Disclosure Schedule, the Company has no outstanding stock appreciation rights, phantom stock or stock equivalents. Section 3.1(c) of the Disclosure Schedule accurately sets forth the number of Company Shares issuable upon exercise of each outstanding Warrant, and the applicable exercise price with respect to each such Warrant.

    (d) AUTHORITY; ENFORCEABILITY; NONCONTRAVENTION. The Company has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of its stockholders as set forth in subsection 6.1(a) with respect to the consummation of the Merger, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of its stockholders as set forth in subsection 6.1(a). This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforceability hereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Except as disclosed in Section 3.1(d) of the Disclosure Schedule, the execution and delivery of this

Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) violate any of the provisions of the Restated Certificate of Incorporation or By-laws of the Company, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any person under, any indenture or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which the Company is a party or by which the Company or any of its assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, which, in the case of clauses (ii) and (iii) above, singly or in the aggregate, would have a Material Adverse Effect or prevent consummation of the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any governmental agency or regulatory authority (a "Governmental Entity"), which has not been received or made, is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) the requirements or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) the filing of the certificate of merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business,
(iii) such other consents, approvals, authorizations, filings or notices as are set forth in Section 3.1(d)(iii) of the Disclosure Schedule and (iv) any applicable filings under state antitakeover laws, or filings, authorizations, consents or approvals the failure to make or obtain which, in the aggregate, would not have a Material Adverse Effect or prevent consummation of the transactions contemplated hereby.

    (e) FINANCIAL STATEMENTS; SEC REPORTS. The Company has previously furnished Parent and Sub with true and complete copies of (i) its Annual Report on Form 10-K for the year ended September 28, 1996 (the "Annual Report") filed by the Company with the Securities and Exchange Commission (the "SEC"), (ii) its Quarterly Reports on Form 10-Q for the quarters ended December 28, 1996, March 29, 1997 and June 28, 1997 (collectively, the "Quarterly Reports" and, together with the Annual Report, the "Reports") filed by the Company with the SEC, (iii) proxy statements relating to all of the Company's meetings of shareholders (whether annual or special) held or scheduled to be held since September 28, 1996 and (iv) each other registration statement, proxy or information statement or current report on Form 8-K filed since September 28, 1996 by the Company with the SEC. Since September 1, 1993, the Company has complied in all material respects with its SEC filing obligations under the Exchange Act. The financial statements and related schedules and notes thereto of the Company contained in the Reports (or incorporated therein by reference) were prepared in accordance with generally accepted accounting principles applied on a consistent basis except as noted therein, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended, subject (in the case of interim unaudited financial statements) to normal year-end audit adjustments, and such financial statements complied as of their respective dates in all material respects with applicable rules and regulations of the SEC. Each such registration statement, proxy statement and Report was prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act and did not, on the date of effectiveness in the case of such registration statements, on the date of mailing in the case of such proxy statements and on the date of filing in the case of such Reports, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

    (f) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as may be disclosed in the Reports or as otherwise disclosed in Section 3.1(f) of the Disclosure Schedule, since June 28, 1997 there has not been (a) any material adverse change in the business, assets, financial condition or operations of the Company and the Subsidiaries taken as a whole; (b) any damage, destruction or loss, whether covered by insurance or not, having a material adverse effect upon the properties or business of the Company and the Subsidiaries taken as a whole; (c) any declaration, setting aside or payment of any dividend, except for the Company's regular dividend to stockholders, or other distribution in respect of the capital stock of the Company or any redemption or other acquisition by the Company of any of its capital stock; (d) any issuance by the Company, or commitment of the Company to issue, any shares of its Common Stock or securities convertible into or exchangeable for shares of its Common Stock; (e) any increase in the rate or terms of compensation payable or to become payable by the Company or any Subsidiary to its directors, officers of key employees, except increases occurring in the ordinary course of business in accordance with its customary past practices; (f) any increase in the rate or terms of any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any directors, officers or key employees, except increases occurring in the ordinary course of business in accordance with its customary past practices; (g) any change by the Company in accounting methods, principles or practices except as required by generally accepted accounting principles; (h) an entry into any agreement, commitment or transaction by the Company or any Subsidiary which is material to the Company and its Subsidiaries taken as a whole, except agreements, commitments or transactions in the ordinary course of business; (i) any material breach by the Company of any of its material obligations under its franchise agreements with Wendy's International, Inc. ("Wendy's") or, to the Company's knowledge, by Wendy's of its material obligations thereunder; (j) any incurrence, other than in the ordinary course of business, of material indebtedness for money borrowed; or (k) any agreement or commitment, whether in writing or otherwise, to take any action described in this subsection 3.1(f). Since June 28, 1997, the Company and the Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course, consistent with past custom and practice, except as contemplated by this Agreement.

    (g) COMPANY SCHEDULE 13E-3 AND PROXY MATERIALS. All of the information supplied by the Company for inclusion in the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") referred to in Section 5.2 hereof will not, on the date the Schedule 13E-3 is first filed, and all of the information supplied by the Company for inclusion in the definitive proxy statement (the "Definitive Proxy Statement") referred to in Section 5.2 hereof will not, on the date when the Definitive Proxy Statement is first mailed to the Company's shareholders, and the Schedule 13E-3 and the Definitive Proxy Statement, as then amended or supplemented, will not, on the date of the Company's stockholders' meeting referred to in Section 5.1 hereof or on the Closing Date (as defined in Section 1.2 hereof), contain any statement which is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty regarding information furnished by Parent or Sub for inclusion in the Schedule 13E-3 or the Definitive Proxy Statement (or any amendment or supplement thereto). The Definitive Proxy Statement will comply as to form and, with respect to information supplied or to be supplied in writing by or on behalf of the Company for inclusion in the Definitive Proxy Statement, substance in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder.

    (h) BOARD RECOMMENDATION. The Board of Directors of the Company has recommended that the stockholders of the Company vote for approval and adoption of this Agreement.

    (i) BROKERS. No broker, investment banker, financial advisor or other person, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement.

    SECTION 3.2. REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB. Parent and Sub represent and warrant to the Company as follows:

    (a) ORGANIZATION, STANDING AND CORPORATE POWER. Parent is a corporation duly organized and validly existing under the laws of the jurisdiction in which it is incorporated. Sub is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated. Each of Parent and Sub has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect.

    (b) CAPITALIZATION. As of the date of this Agreement, the authorized capital stock of Parent consists of 1,000 shares of Common Stock, par value $0.01 per share, no shares of which are presently issued and outstanding. As of the date of this Agreement, the authorized capital stock of Sub consists of 1,000 shares of Common Stock, par value $0.01 per share, 1,000 shares of which are presently issued and outstanding, which constitutes all of the issued and outstanding capital stock of Sub. All of the issued and outstanding shares of capital stock of Parent and Sub are validly issued, fully paid and nonassessable. As of the Effective Time of the Merger, the capitalization of Parent and Sub and the ownership of the issued and outstanding shares of Parent's and Sub's capital stock will be in all material respects as described in the Definitive Proxy Statement.

    (c) AUTHORITY; ENFORCEABILITY; NONCONTRAVENTION. Parent and Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding obligation of each of Parent and Sub, enforceable against such party in accordance with its terms, except that the enforceability hereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not
(i) violate any of the provisions of the charter documents of Parent, or the Certificate of Incorporation or Bylaws of Sub, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any person under, any indenture, or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or any of their assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, which, in the case of clauses (ii) and (iii) above, singly or in the aggregate, would have a material adverse effect on the business, financial condition or results of operations of Parent and Sub taken as a whole or prevent consummation of the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent or Sub or the consummation by Parent or Sub, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) the requirements or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) the filing of the certificate of merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) such other consents, approvals, authorizations, filings or notices as are set forth in Section 3.1(d)(iii) of the Disclosure Schedule and (iv) any applicable filings under state antitakeover laws, or filings, authorizations, consents or approvals the failure to make or obtain which, in the aggregate, would not have a material adverse effect on the business, financial condition or results of operations of Parent and Sub taken as a whole or prevent consummation of the transactions contemplated hereby.

    (d) FINANCING. Parent and Sub have received a written commitment (the "Commitment") from Global Alliance Finance Company, L.L.C. dated as of October 17, 1997, to provide debt financing on or prior to the Closing Date of an amount not less than $180 million (the "Financing"). Parent has accepted the Commitment, which, to the knowledge of Parent and Sub, is valid and in full force and effect. A true and correct copy of the Commitment is attached as
Exhibit 3.2(d) hereto.

    (e) NO UNDISCLOSED MATERIAL DEVELOPMENTS; SALE OF THE COMPANY. Parent is unaware of any information or plans relating to the Company, its business, assets, financial condition or prospects, which would have a material positive effect on the value of the Company or the Company Shares and which have not been disclosed either in any filings of the Company, Parent or Sub under the Exchange Act or to the Board of Directors of the Company. Parent does not have any present plan or present intention to sell, dispose of or otherwise transfer, or cause to be sold, disposed of or otherwise transferred, directly or indirectly,
(i) more than 50% of the beneficial ownership of the outstanding voting capital stock of the Surviving Corporation or (ii) assets constituting more than 50% of the earning power of the Company and its subsidiaries or with a book value in excess of 50% of the book value of all assets of the Company and its subsidiaries.

    (f) SCHEDULE 13E-3 AND PROXY MATERIALS. All of the information to be furnished by Parent or Sub for inclusion in the Schedule 13E-3 and the Definitive Proxy Statement (or any amendment or supplement thereto) will not, in the case of the Schedule 13E-3, on the date it is first filed, and in the case of the Definitive Proxy Statement, on the date it is first mailed to the Company's shareholders, and in the case of the Schedule 13E-3 and the Definitive Proxy Statement, as then amended or supplemented, on the date of the Company's stockholders' meeting referred to in Section 5.1 hereof or on the Closing Date, contain any statement which is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Sub make no representation or warranty regarding information furnished by the Company for inclusion in the Schedule 13E-3 (or any amendment or supplement thereto). The Schedule 13E-3 will comply as to form and, with respect to information supplied or to be supplied in writing by or on behalf of Parent or Sub for inclusion in the Schedule 13E-3, substance in all material respects with the requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder.

    (g) BROKERS. No broker, investment banker, financial advisor or other person, the fees and expenses of which will be paid by Parent of Sub, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement.

                                   ARTICLE IV
                   COVENANTS RELATING TO CONDUCT OF BUSINESS
                                PRIOR TO MERGER

    SECTION 4.1. CONDUCT OF BUSINESS OF THE COMPANY. (a) Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall operate, and shall cause each Subsidiary to operate, its business in the ordinary course of business. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Parent:

        (i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company's outstanding capital stock, except for the Company's regular dividend to stockholders (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

        (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, except for the issuance of shares of Common Stock upon exercise of Warrants outstanding prior to the date of this Agreement and disclosed in Section 3.1(c), or take any action that would make the Company's representations and warranties set forth in Section 3.1(c) not true and correct in all material respects;

       (iii) amend its Restated Certificate of Incorporation or By-laws or other comparable charter or organizational documents;

        (iv) acquire any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein), or form any subsidiaries;

        (v) sell or otherwise dispose of any of its substantial assets, except in the ordinary course of business, or as disclosed in Section 4.1(a)(v) of the Disclosure Schedule;

        (vi) make any capital expenditures or commitments with respect thereto, except capital expenditures or commitments not exceeding $20,000,000 in the aggregate as the Company may, in its discretion, deem appropriate;

       (vii) (x) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings in the ordinary course under existing lines of credit (or under any refinancing of such existing lines), (B) indebtedness owing to, or guaranties of indebtedness owing to, the Company or (C) in connection with the Financing, or (y) make any loans or advances to any other person, other than to the Company and other than routine advances to employees, except in the case of either (x) or (y) as disclosed in Section 4.1(a)(vii) of the Disclosure Schedule;

      (viii) grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company Plans, except as may be required under existing agreements or in the ordinary course of business consistent with past practices;

        (ix) merge, amalgamate or consolidate with any other entity in any transaction, sell all or substantially all of its business or assets, or acquire all or substantially all of the business or assets of any other Person;

        (x) enter into or amend any employment, consulting, severance or similar agreement with any individual;

        (xi) change its accounting policies in any material respect, except as required by generally accepted accounting principals; or

       (xii) commit or agree to take any of the foregoing actions.

    SECTION 4.2. OTHER ACTIONS. The Company and Parent shall not take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions of the Merger set forth in
Article VI not being satisfied.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    SECTION 5.1. MEETING OF STOCKHOLDERS. The Company will take all action necessary in accordance with applicable law and its Restated Certificate of Incorporation and By-laws to duly call, give notice of, and convene a meeting of its stockholders (the "Stockholders' Meeting") to consider and vote upon the adoption and approval of this Agreement and the Merger and all actions contemplated hereby which require approval and adoption by the Company's stockholders.

    SECTION 5.2. PROXY STATEMENT; SCHEDULE 13E-3. Parent will prepare and file, and the Company will cooperate with Parent in the preparation and filing of, the Schedule 13E-3 with the SEC with respect to the transactions contemplated by this Agreement. The Company shall pay the filing fee for such
Schedule 13E-3. In connection with the Stockholders' Meeting contemplated hereby, the Company will prepare and file, and Parent will cooperate with the Company in the preparation and filing of, a preliminary Proxy Statement relating to the transactions contemplated by this Agreement (the "Preliminary Proxy Statement") with the SEC and will use its commercially reasonable best efforts to respond to the comments of the SEC and to cause the Definitive Proxy Statement to be mailed to the Company's stockholders, in each case as soon as reasonably practicable. Each party to this Agreement will notify the other parties promptly of the receipt of the comments of the SEC, if any, and of any request by the SEC for amendments or supplements to the Schedule 13E-3, the Preliminary Proxy Statement or the Definitive Proxy Statement or for additional information, and will supply the others with copies of all correspondence between such party or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Schedule 13E-3, the Preliminary Proxy Statement, the Definitive Proxy Statement or the Merger. If at any time prior to the Stockholders' Meeting, any event should occur relating to the Company or any of the Subsidiaries which should be set forth in an amendment of, or a supplement to, the Schedule 13E-3 or the Definitive Proxy Statement, the Company will promptly inform Parent. If at any time prior to the Stockholders' Meeting, any event should occur relating to Parent or Sub or any of their respective Associates or Affiliates, or relating to the plans of any such persons for the Surviving Corporation after the Effective Time of the Merger, or relating to the Financing, that should be set forth in an amendment of, or a supplement to, the Schedule 13E-3 or the Definitive Proxy Statement, the Company, with the cooperation of Parent, will, upon learning of such event, promptly prepare, file and, if required, mail such amendment or supplement to the Company's stockholders; provided that, prior to such filing or mailing the Company shall consult with Parent with respect to such amendment or supplement and shall afford Parent reasonable opportunity to comment thereon. Parent will furnish to the Company the information relating to Parent and Sub, their respective Associates and Affiliates and the plans of such persons for the Surviving Corporation after the Effective Time of the Merger, and relating to the Financing, which is required to be set forth in the Schedule 13E-3, the Preliminary Proxy Statement or the Definitive Proxy Statement under the Exchange Act and the rules and regulations of the SEC thereunder.

    SECTION 5.3. ACCESS TO INFORMATION; CONFIDENTIALITY. From and after the date hereof, the Company will provide to Parent complete access to the Company's facilities, books and records and shall cause the directors, employees, accountants, and other agents and representatives (collectively, "Representatives") of the Company to cooperate fully with Parent and Parent's Representatives in connection with Parent's due diligence investigation of the Company and the Company's assets, contracts, liabilities, operations, records and other aspects of its business (including any environmental investigation of the companies facilities). Parent shall keep all information supplied or made available to Parent hereunder in confidence and shall not disclose the same to any party other than its employees or advisors on a "need to know" basis and only for purposes of evaluating the Merger. Parent will not use such information except for evaluating the Merger, in connection with procurement of the Financing and in connection with Parent and Sub's filings under the Exchange Act as contemplated by this Agreement. If the Merger is not consummated and this Agreement is terminated in accordance with its terms, Parent shall return any information provided hereunder.

    SECTION 5.4. COMMERCIALLY REASONABLE EFFORTS. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VI.

    SECTION 5.5. FINANCING. Each of Parent and Sub shall use their commercially reasonable efforts to obtain the Financing on terms satisfactory to them and to deliver to the Company true and correct copies of the fully executed and delivered Definitive Financing Agreements with respect thereto on or before the Closing Date. Parent and Sub shall use their best efforts to satisfy on or before the Closing Date all requirements of the Definitive Financing Agreements which are conditions to closing the transactions constituting the Financing and to drawing the cash proceeds thereunder. The obligations contained herein are not intended, nor shall they be construed, to benefit or confer any rights upon any person, firm or entity other than the Company.

    SECTION 5.6. INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each person who is now, at any time has been or who becomes prior to the Effective Time a director, officer, employee or agent of the Company or any of its subsidiaries (the "Indemnified Parties") against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable fees and expenses of legal counsel), judgments, fines or amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation (each a "Claim") arising out of the or pertaining to any action or omission occurring prior to the Effective Time (including, without limitation, any which arise out of or relate to the transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under Delaware law or the Surviving Corporation's Certificate of Incorporation or By-laws in effect as of the Effective Date or under any indemnification agreement in effect as of the date of this Agreement. Without limiting the generality of the preceding sentence, in the event any Indemnified Party becomes involved in any Claim, after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provisions of paragraph (b) of this
Section 5.6, and subject to the providing by such Indemnified Party of an undertaking to reimburse all amounts so advanced in the event of a final and non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto.

    (b) The Indemnified Party shall control the defense of any Claim with counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent, provided that Parent and the Surviving Corporation shall be permitted to participate in the defense of such Claim at their own expense, and provided further that if any D&O Insurance (as defined in paragraph (c) of this Section 5.6) in effect at the time shall require the insurance company to control such defense in order to obtain the full benefits of such insurance and such provision is consistent with the provisions of the Company's D&O Insurance existing as of the date of this Agreement, then the provisions of such policy shall govern. Neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent, which consent shall not be withheld unreasonably.

    (c) For a period of six years after the Effective Time, Parent or the Surviving Corporation shall provide officers' and directors' liability insurance ("D&O Insurance") covering each Indemnified Party who is presently covered by the Company's officers' and directors' liability insurance or will be so covered at the Effective Time with respect to actions or omissions occurring prior to the Effective Time, on terms no less favorable than such insurance maintained in effect by the Company as of the date hereof in terms of coverage and amounts, provided that Parent and the Surviving Corporation shall not be required to pay in the aggregate an annual premium for D&O Insurance in excess of 200% of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

    (d) The Certificate of Incorporation and By-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-laws of the Surviving Corporation as of the Effective Date, which provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law. Parent, Sub and the Company agree that all rights existing in favor of any Indemnified Party under any indemnification agreement in effect as of the date hereof shall survive the Merger and shall continue in full force and effect, without any amendment thereto. In the event any Claim is asserted or made, any determination required to be made with respect to whether an Indemnified Party's conduct complies with standards set forth under such provisions of the Certificate of Incorporation or By-laws or under the DGCL or any indemnification agreement, as the case may be, shall be made by independent legal counsel selected by such Indemnified Party and reasonably acceptable to Parent; and provided that nothing in this Section 5.6 shall impair any rights or obligations of any current or former director or officer of the Company or any of its subsidiaries, including pursuant to the respective certificates of incorporation or bylaws of Parent, the Surviving Corporation or the Company, or their respective subsidiaries, under the DGCL or otherwise.

    (e) The provisions of this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Parent, Sub, the Company and the Surviving Corporation.

    SECTION 5.7. PUBLIC ANNOUNCEMENTS. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

    SECTION 5.8. ACQUISITION PROPOSALS. The Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal (as hereinafter defined) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited bona fide Acquisition Proposal by such person if, and to the extent that, the Board of Directors of the Company, after consultation with independent legal counsel (which may include its regularly engaged independent legal counsel), determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary obligations to stockholders under applicable law. The Company shall provide prompt written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, such written notice shall include the material terms and conditions of such Acquisition Proposal or inquiry, and the identity of the person making any such Acquisition Proposal or inquiry; provided that the Company shall not be required to provide such notice of such terms or conditions or identity if the Company's Board of Directors, after consultation with independent legal counsel (which may include its regularly engaged independent legal counsel), determines in good faith that giving such notice would be inconsistent with its fiduciary obligations to stockholders under applicable law. For purposes of this Agreement, "Acquisition Proposal" means any proposal with respect to a merger, consolidation, share exchange or similar transaction involving the Company, or any purchase of all or any significant portion of the assets of the Company, or any equity interest in the Company, other than the transactions contemplated hereby.

    SECTION 5.9. STOCKHOLDER LITIGATION. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors relating to the transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without Parent's consent, which consent shall not be unreasonably withheld if such settlement would entail solely the payment of monetary relief.

    SECTION 5.10. BOARD ACTION RELATING TO STOCK OPTION PLANS AND WARRANTS. As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering a Company Stock Option Plan) shall adopt such resolutions or take such actions as may be required to adjust the terms of all outstanding Company Stock options in accordance with Section 2.2 and shall make such other changes to the Company Stock Option Plans as it deems appropriate to give effect to the Merger. In addition, prior to the Effective Time, the Board of Directors of the Company shall adopt such resolutions and take such actions as may be required to amend the terms of all outstanding Warrants in accordance with Section 2.2 and shall make such other changes to the Warrants as it deems appropriate to give effect to the Merger.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

    SECTION 6.1.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE
MERGER. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

    (a) STOCKHOLDER APPROVAL. This Agreement and the Merger shall have been adopted and approved by (i) the affirmative vote of the stockholders of the Company as required under the laws of the State of Delaware and (ii) the affirmative vote of holders of a majority of the outstanding shares of Common Stock that are not beneficially owned by the Affiliated Stockholders or by persons that are Affiliates or Associates of the Affiliated Stockholders.

    (b) GOVERNMENTAL AND REGULATORY CONSENTS. All filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, Governmental Entities, including, without limitation, those set forth in Section 3.1(d)(iii) of the Disclosure Schedule, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company, Parent and Sub, and which, either individually or in the aggregate, if not obtained would have a Material Adverse Effect or would prevent consummation of the Merger, will have been made or obtained (as the case may be).

    (c) NO INJUNCTIONS, RESTRAINTS OR LITIGATION. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the parties invoking this condition shall use reasonable efforts to have any such order or injunction vacated. There shall not be threatened, instituted or pending any action, proceeding, application or counterclaim by any Governmental Entity before any court or governmental regulatory or administrative agency, authority or tribunal (i) which if adversely determined would have a material adverse effect on the Surviving Corporation or the ability of any party to this Agreement to perform its obligations hereunder or (ii) which challenges or seeks to challenge, restrain or prohibit the consummation of the Merger.

    SECTION 6.2. CONDITIONS TO OBLIGATIONS OF PARENT AND SUB. The obligations of Parent and Sub to effect the Merger are further subject to the following conditions:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company set forth in Section 3.1 that are qualified by materiality shall be true and correct and such representations and warranties of the Company set forth in Section 3.1 that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date and except for changes permitted or contemplated by this Agreement, and Parent shall have received an officers' certificate signed on behalf of Parent to the effect set forth in this paragraph.

    (b) PERFORMANCE OF OBLIGATIONS OF THE COMPANY. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received an officers' certificate signed on behalf of the Company to such effect.

    (c) FINANCING. On or prior to the Effective Time, Parent and/or Sub shall have completed their arrangements for the Financing and received the cash proceeds thereof.

    (d) DISSENTING SHARES. Parent shall have received evidence, in form and substance reasonably satisfactory to it, that the number of Dissenting Shares shall constitute no greater than 5% of the total number of shares of Common Stock outstanding immediately prior to the Effective Time, on a fully diluted basis.

    SECTION 6.3. CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is further subject to the following conditions:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Sub set forth in Section 3.2 that are qualified by materiality shall be true and correct and such representations and warranties of Parent and Sub set forth in Section 3.2 that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date and except for changes permitted or contemplated by this Agreement, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to the effect set forth in this paragraph.

    (b) PERFORMANCE OF OBLIGATIONS OF PARENT AND SUB. Parent and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

                                  ARTICLE VII
                       TERMINATION, AMENDMENT AND WAIVER

    SECTION 7.1. TERMINATION. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the
Company:

    (a) by mutual written consent of Parent and the Company; or

    (b) by either Parent or the Company:

        (i) if, upon a vote at the Stockholders Meeting, or any adjournment thereof, the adoption and approval of this Agreement and the Merger by the stockholders of the Company required by Delaware law, the Company's Restated Certificate of Incorporation or the terms of this Agreement shall not have been obtained; or

        (ii) if the Merger shall not have been consummated on or before April 1, 1998, provided that the failure to consummate the Merger is not attributable to the failure of the terminating party to fulfill its obligations pursuant to this Agreement; or

       (iii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

    (c) by the Company, if the Board of Directors of the Company shall have approved an Acquisition Proposal after determining, upon the basis of written advice of outside counsel (who may be the Company's regularly retained outside counsel) that such approval is necessary in the exercise of its fiduciary obligations under applicable law; or

    (d) by Parent, if the Board of Directors of the Company shall have (i) withdrawn or modified, in a manner adverse to Parent or Sub, the approval or recommendation by the Board of Directors of the Company of this Agreement or the Merger or (ii) approved another Acquisition Proposal; or

    (e) by Parent, if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by Parent, or if the Company shall breach in any material respect any of its representations, warranties or obligations hereunder and such breach shall not have been cured in all material respects or waived and the Company shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date, but only if such breach, singly or together with all other such breaches, constitutes a failure of the condition contained in Section
6.2 as of the date of such termination; or

    (f) by the Company, if any of the conditions set forth in Section 6.3 shall have become incapable of fulfillment, and shall not have been waived by the Company, or if Parent or Sub shall breach in any material respect any of their respective representations, warranties or obligations hereunder and such breach shall not have been cured in all material respects or waived and Parent or Sub, as the case may be, shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date, but only if such breach, singly or together with all other such breaches, constitutes a failure of the condition contained in Section 6.3 as of the date of such termination; provided, however, that the party seeking termination pursuant to clause (e) or (f) hereof is not in breach of any of its material representations, warranties, covenants or agreements contained in this Agreement.

    SECTION 7.2. EFFECT OF TERMINATION. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the last three sentences of Section 5.3 and Sections 7.2, 7.3 and 8.2. Nothing contained in this Section shall relieve any party from any liability resulting from any material breach of the representations, warranties, covenants or agreements set forth in this Agreement.

    SECTION 7.3. EXPENSES. In the event that this Agreement is terminated by the Company pursuant to subsection 7.1(c) or by Parent pursuant to subsection 7.1(d), Parent and Sub shall be entitled to reimbursement by the Company for their out-of-pocket expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement and the Financing, provided that such reimbursement for expenses shall not exceed $1,000,000.

    SECTION 7.4. AMENDMENT. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger by the stockholders of the Company, no amendment shall be made which reduces the consideration payable in the Merger or adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing' signed on behalf of each of the parties.

    SECTION 7.5. EXTENSION; WAIVER. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this

Agreement or in any document delivered pursuant to this Agreement or (c) subject to Section 7.3, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

    SECTION 7.6. PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension or waiver pursuant to Section
7.4 shall, in order to be effective and in addition to requirements of applicable law, require, in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    SECTION 8.1. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, including, without limitation, Section 5.7.

    SECTION 8.2.  FEES AND EXPENSES.  Except as provided otherwise in Sections
5.2 and 7.3, whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

    SECTION 8.3.  DEFINITIONS.  For purposes of this Agreement:

    (a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act;

    (b) "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity; and

    (c) a "subsidiary" of any person means another person 50% of the equity securities of which are owned directly or indirectly by such first person; provided, however, that joint ventures or partnerships engaged in the business of real estate development, management or ownership shall not be deemed to be subsidiaries unless such first person owns directly or indirectly 80% of the equity securities of such joint venture or partnership.

    SECTION 8.4. NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or telecopy to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to Parent or Sub, to

        DavCo Acquisition Holding Inc.
      1657 Crofton Boulevard
      Crofton, Maryland 21114
      Attention: Ronald D. Kirstien
        with a copy to:

        Kirkland & Ellis
      Citicorp Center
      153 East 53rd Street
      New York, New York 10022
      Attention: Kirk A. Radke

    (b) if to the Company, to

        DavCo Restaurants, Inc.
      1657 Crofton Boulevard
      Crofton, Maryland 21114
      Attention: Board of Directors

        with a copy to:

        Dechert Price & Rhoads
      Bell Atlantic Tower
      40th Floor
      1717 Arch Street
      Philadelphia, Pennsylvania 19103
      Attention: G. Daniel O'Donnell

    SECTION 8.5. INTERPRETATION. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

    SECTION 8.6. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

    SECTION 8.7. ENTIRE AGREEMENT; THIRD-PARTY BENEFICIARIES. This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person, other than the parties hereto and the third party beneficiaries referred to in the following sentence, any rights or remedies. The parties hereto expressly intend the provisions of Section 5.6 to confer a benefit upon and be enforceable by, as third party beneficiaries of this Agreement, the third persons referred to in, or intended to be benefitted by, such provisions.

    SECTION 8.8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    SECTION 8.9. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void, except that Parent may assign this Agreement (i) to any wholly owned subsidiary of Parent or (ii) together with all of the outstanding capital stock of Sub, to an entity organized under the corporate or limited liability laws of a jurisdiction of one of the United States of America, the ownership interests of which entity are substantially identical to the ownership interests of Parent and which entity specifically and expressly assumes by written agreement the obligations of Parent under this Agreement; in either case without Parent being released from liability hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

    SECTION 8.10. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically (without requirement to post a bond) the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

    SECTION 8.11. SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                DAVCO RESTAURANTS, INC.

                                By:             /s/ DAVID J. NORMAN
                                     -----------------------------------------
                                               Name: David J. Norman
                                                  Title: Secretary

                                Attest:

                                By:           /s/ RICHARD H. BORCHERS
                                     -----------------------------------------
                                             Name: Richard H. Borchers
                                          Title: Executive Vice President

                                DAVCO ACQUISITION HOLDING INC.

                                By:            /s/ RONALD D. KIRSTIEN
                                     -----------------------------------------
                                              Name: Ronald D. Kirstien
                                                  Title: President

                                Attest:

                                By:             /s/ HARVEY ROTHSTEIN
                                     -----------------------------------------
                                               Name: Harvey Rothstein
                                               Title: Vice President

                                DAVCO MERGER SUB INC.

                                By:            /s/ RONALD D. KIRSTIEN
                                     -----------------------------------------
                                              Name: Ronald D. Kirstien
                                                  Title: President

                                Attest:

                                By:             /s/ HARVEY ROTHSTEIN
                                     -----------------------------------------
                                               Name: Harvey Rothstein
                                               Title: Vice President

                              DISCLOSURE SCHEDULE

Section 3.1(b)                        --      Subsidiaries

Section 3.1(c)                        --      Capitalization

Section 3.1(d)                        --      Authority

Section 3.1(d)(iii)                   --      Consents

Section 3.1(f)                        --      Absence of Changes

Section 4.1(v)                        --      Conduct of Business: Assets

Section 4.1(vii)                      --      Conduct of Business: Indebtedness

                                                                  Section 3.1(b)

                                  SUBSIDIARIES

NAME                                JURISDICTION                CAPITALIZATION                 OWNERSHIP*
---------------------------  ---------------------------  ---------------------------  ---------------------------

Southern Hospitality.......           Tennessee           100 shares                             Company
  Corporation                                             common stock
                                                          outstanding

MDF, Inc...................           Delaware            100 shares                             Company
                                                          common stock
                                                          outstanding

FriendCo Restaurants,......           Maryland            100 shares                             Company
  Inc.                                                    common stock
                                                          outstanding

Heron Realty...............           Maryland            100 shares                             Company
  Corporation ("Heron")                                   common stock
                                                          outstanding

DavCo Oil Company..........           Maryland            100 shares                              Heron
                                                          common stock
                                                          outstanding

------------------------

*   All shares are owned 100% by the entity shown.

                                                                  Section 3.1(c)

                                 CAPITALIZATION

    See "Stock Option Summary by Individual", attached hereto as Attachment A.

                                                                    ATTACHMENT A

                       STOCK OPTION SUMMARY BY INDIVIDUAL
                      Option Price: $16.125 $8.500 $9.875

EXECUTIVES                                                            1994 POOL    1996 POOL    1997 POOL    TOTALS
-----------------------------------------------------                -----------  -----------  -----------  ---------
R. Kirstien *........................................  Orig. Issued           0        7,500        7,500      15,000
                                                       Cancelled              0                                     0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining              0        7,500        7,500      15,000
H. Rothstein *.......................................  Orig. Issued           0        7,500        7,500      15,000
                                                       Cancelled              0                                     0
                                                                                                                    0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining              0        7,500        7,500      15,000
J. Cunnane...........................................  Orig. Issued       5,000        3,000        3,000      11,000
                                                       Cancelled                                                    0
                                                                                                                    0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining          5,000        3,000        3,000      11,000
R. Borchers..........................................  Orig. Issued       5,000        3,000        3,000      11,000
                                                       Cancelled                                                    0
                                                                                                                    0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining          5,000        3,000        3,000      11,000
P. Campisi...........................................  Orig. Issued           0        3,000            0       3,000
                                                       Cancelled          4,000        3,000                    7,000
                                                       Re-Issued          5,000                                 5,000
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining          1,000            0            0       1,000
C. Graham............................................  Orig. Issued       5,000            0            0       5,000
                                                       Cancelled          5,000                                 5,000
                                                                                                                    0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining              0            0            0           0
P. Albright..........................................  Orig. Issued       5,000            0            0       5,000
                                                       Cancelled          3,000                                 3,000
                                                                                                                    0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining          2,000            0            0       2,000
C. McGuire...........................................  Orig. Issued           0        1,000        3,000       4,000
                                                       Cancelled              0                                     0
                                                                                                                    0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining              0        1,000        3,000       4,000
R. Jacobs............................................  Orig. Issued           0        1,500        1,500       3,000
                                                       Cancelled              0                                     0
                                                                                                                    0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining              0        1,500        1,500       3,000
D. Jones.............................................  Orig. Issued           0        1,500        2,000       3,500
                                                       Cancelled              0                                     0
                                                                                                                    0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining              0        1,500        2,000       3,500
D. Norman............................................  Orig. Issued           0            0        2,000       2,000
                                                       Cancelled                                                    0
                                                                                                                    0
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining              0            0        2,000       2,000
Total Exec.'s........................................  Total Issued      20,000       28,000       29,500      77,500
                                                       Cancelled         12,000        3,000            0      15,000
                                                       Re-Issued          5,000            0            0       5,000
                                                                     -----------  -----------  -----------  ---------
                                                       Remaining         13,000       25,000       29,500      67,500
                                                                     -----------  -----------  -----------  ---------
                                                                     -----------  -----------  -----------  ---------

DIRECTORS                                                              1994 POOL    1996 POOL    1997 POOL    TOTALS
---------------------------------------------------                   -----------  -----------  -----------  ---------
B. Winokur.........................................  Orig. Issued         10,000       10,000        4,000      24,000
                                                     Cancelled                                                       0
                                                                                                                     0
                                                                      -----------  -----------  -----------  ---------
                                                     Remaining            10,000       10,000        4,000      24,000

G. Marchetti.......................................  Orig. Issued          5,000        3,000        4,000      12,000
                                                     Cancelled                                                       0
                                                                                                                     0
                                                                      -----------  -----------  -----------  ---------
                                                     Remaining             5,000        3,000        4,000      12,000

R. Habeck..........................................  Orig. Issued          2,500        3,000        4,000       9,500
                                                     Cancelled                 0                                     0
                                                                                                                     0
                                                                      -----------  -----------  -----------  ---------
                                                     Remaining             2,500        3,000        4,000       9,500

E. Chambers........................................  Orig. Issued          2,500        3,000        4,000       9,500
                                                     Cancelled                 0                                     0
                                                                                                                     0
                                                                      -----------  -----------  -----------  ---------

                                                     Remaining             2,500        3,000        4,000       9,500

J. Farley *........................................  Orig. Issued              0        1,000        4,000       5,000
                                                     Cancelled                 0            0                        0
                                                     Re-Issued                 0                                     0
                                                                      -----------  -----------  -----------  ---------
                                                     Remaining                 0        1,000        4,000       5,000

H. Rosser..........................................  Orig. Issued              0            0        4,000       4,000
                                                     Cancelled                 0                                     0
                                                                                                                     0
                                                                      -----------  -----------  -----------  ---------
                                                     Remaining                 0            0        4,000       4,000

Total Directors....................................  Total Issued         20,000       20,000       24,000      64,000
                                                     Cancelled                 0            0            0           0
                                                     Re-Issued                 0            0            0           0
                                                                      -----------  -----------  -----------  ---------
                                                     Remaining            20,000       20,000       24,000      64,000
                                                                      -----------  -----------  -----------  ---------
                                                                      -----------  -----------  -----------  ---------

Combined...........................................  Total Issued         40,000       48,000       53,500     141,500
                                                     Cancelled            12,000        3,000            0      15,000
                                                     Re-Issued             5,000            0            0       5,000
                                                                      -----------  -----------  -----------  ---------
                                                     Remaining            33,000       45,000       53,500     131,500
                                                                      -----------  -----------  -----------  ---------
                                                                                                -----------  ---------

------------------------

* Footnote: The above does not include any options received as part of the Companys' IPO. Those options are as follows:

R. Kirstien......................................................    330,769
H. Rothstein.....................................................    184,274
J. Farley/S. Day.................................................     40,575
Warrants: WEP....................................................    441,026
                                                                   ---------
  Subtotal:......................................................    996,644

Per Above........................................................    131,500
  Total Options/Warrants:........................................  1,128,144

                                                                  SECTION 3.1(D)

                                   AUTHORITY

None.

                                                             SECTION 3.1(D)(III)

                                    CONSENTS

[Premerger notification and clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.]

                                                                  SECTION 3.1(F)

                               ABSENCE OF CHANGES

1. The Company has entered into that certain Asset Purchase and Sale Agreement, dated as of September 24, 1997, by and among the Company, MDF, and Western and Southern Food Services I, L.L.C., providing for the sale of certain MDF restaurants.

                                                                  SECTION 4.1(V)

                          CONDUCT OF BUSINESS: ASSETS

1. The Company has entered into that certain Asset Purchase and Sale Agreement, dated as of September 24, 1997, by and among the Company, MDF, and Western and Southern Food Services I, L.L.C., providing for the sale of certain MDF restaurants.

                                                                SECTION 4.1(VII)

                       CONDUCT OF BUSINESS: INDEBTEDNESS

None.

                                                                       EXHIBIT A

                                AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                            DAVCO RESTAURANTS, INC.

                                  ARTICLE ONE

    The name of the corporation is DavCo Restaurants, Inc. (hereinafter called the "Corporation").

                                  ARTICLE TWO

    The address of the Corporation's registered office in the state of Delaware is 1013 Centre Road, Wilmington, Delaware 19805, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

                                 ARTICLE THREE

    The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

                                  ARTICLE FOUR

    The total number of shares which the Corporation shall have the authority to issue is one thousand (1,000) shares, all of which shall be shares of Common Stock, with a par value of $0.001 per share.

                                  ARTICLE FIVE

    The Corporation is to have perpetual existence.

                                  ARTICLE SIX

    The directors shall have the power to adopt, amend or repeal By-Laws, except as may be otherwise be provided in the By-Laws.

                                 ARTICLE SEVEN

    The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

                                 ARTICLE EIGHT

    Section 1. NATURE OF INDEMNITY. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he (or a person of whom he is the legal representative), is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary, or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, fiduciary or agent or in any other capacity while serving as a director, officer, employee, fiduciary or agent, shall be indemnified and held harmless by the Corporation to the fullest extent which it is empowered to do so by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expense, liability and loss (including attorneys' fees actually and reasonably incurred by such person in connection with such proceeding and such indemnification shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 2 of this Article Eight, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article Eight shall be a contract right and, subject to Sections 2 and 5 of this Article Eight, shall include the right to payment by the Corporation of the expenses incurred in defending any such proceeding in advance of its final disposition. The Corporation may, by action of the Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

    Section 2. PROCEDURE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS. Any indemnification of a director or officer of the Corporation under Section 1 of this Article Eight or advance of expenses under Section 5 of this Article Eight shall be made promptly, and in any event within 30 days, upon the written request of the director or officer. If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to this Article Eight is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advancing of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days, the right to indemnification or advances as granted by this Article Eight shall be enforceable by the director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

    Section 3. NONEXCLUSIVITY OF ARTICLE EIGHT. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article Eight shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

    Section 4. INSURANCE. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee, fiduciary, or agent of the Corporation or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such liability under this Article Eight.

    Section 5. EXPENSES. Expenses incurred by any person described in Section 1 of this Article Eight in defending a proceeding shall be paid by the Corporation in advance of such proceeding's final disposition unless otherwise determined by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

    Section 6. EMPLOYEES AND AGENTS. Persons who are not covered by the foregoing provisions of this Article Eight and who are or were employees or agents of the Corporation, or who are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

    Section 7. CONTRACT RIGHTS. The provisions of this Article Eight shall be deemed to be a contract right between the Corporation and each director or officer who serves in any such capacity at any time while this Article Eight and the relevant provisions of the General Corporation Law of the State of Delaware or other applicable law are in effect, and any repeal or modification of this Article Eight or any such law shall not affect any rights or obligations then existing with respect to any state of facts or proceeding then existing.

    Section 8. MERGER OR CONSOLIDATION. For purposes of this Article Eight, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article Eight with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

                                  ARTICLE NINE

    The Corporation reserves the right to amend or repeal any provisions contained in this Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.

                                                                         ANNEX B

November 6, 1997

Board of Directors
DavCo Restaurants, Inc.
1657 Crofton Boulevard
Crofton, MD 21114

Dear Sirs:

    We understand that DavCo Restaurants, Inc. ("DavCo" or the "Company") is contemplating entering into a definitive agreement (the "Agreement") with DavCo Acquisition Holding Inc. ("DAC" or "Newco"), a company formed by Citicorp Venture Capital, Ltd. ("CVC") and certain of its affiliates and certain members of management and their affiliates (collectively, the "Affiliated Shareholders"), which together control approximately 55.3% of the total fully-diluted shares outstanding of DavCo, under which DAC and a wholly-owned subsidiary of DAC (the "Subsidiary"), will offer to purchase for $20.00 in cash all issued and outstanding shares of common stock (the "Common Stock"), par value $0.001, of the Company owned by shareholders other than CVC and certain members of management (the "Proposed Transaction"). We additionally understand that the consummation of the offer requires and will be conditioned on: (i) the holders of a majority of the outstanding shares held by shareholders other than CVC, certain members of management and their respective affiliates and associates (the "Non-Affiliated Shareholders"), vote to approve the Proposed Transaction, (ii) approval of the Proposed Transaction or the expiration of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976,
(iii) the holders of not more than 5.0% of the Company's fully-diluted shares outstanding exercise their dissenters' rights with respect to the Proposed Transaction and (iv) other conditions customary to transactions of this type. We further understand that, pursuant to the Agreement, after receiving shareholder approval, DAC and the Subsidiary will cause the Subsidiary to be merged with and into the Company (the "Merger") with the Company surviving the Merger as a direct wholly-owned subsidiary of DAC. We further understand that, pursuant to the Agreement, the holders of any issued and outstanding shares of Common Stock not tendered pursuant to the Proposed Transaction (other than DAC, the Subsidiary and holders of shares of Common Stock who have validly exercised appraisal rights under the Delaware General Corporate Law) will receive $20.00 per share in cash in the Merger.

    You have asked for our opinion as investment bankers (the "Opinion") as to the fairness, from a financial point of view, of the cash consideration to be paid to the Non-Affiliated Shareholders under the terms of the Proposed Transaction.

    Equitable Securities Corporation ("Equitable"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Equitable has received a fee for rendering this opinion; however, our fee was not contingent upon the consummation of the Proposed Transaction. We do not currently publish research reports or actively trade the Common Stock of the Company.

    For the purposes of the Opinion set forth herein, we have:

     1. reviewed the audited and unaudited financial statements for the four most recent fiscal years and interim periods of DavCo;

     2. discussed the past and current operations, the financial condition and the prospects of the Company with the management of DavCo and its subsidiaries;

     3. reviewed with the management of DavCo and its subsidiaries certain business plans of the Company and certain financial projections prepared by the management of DavCo and pertaining to DavCo and its subsidiaries;

     4. reviewed the terms of the Proposed Transaction with DavCo and its legal advisors;

     5. reviewed the historical market prices and reported trading volumes of the Common Stock;

     6. compared the price per share offered in the Proposed Transaction to historical market prices of the Common Stock;

     7. compared the financial performance of DavCo with, and reviewed the prices and reported trading activity of the securities of, certain publicly traded companies whose operating characteristics and/ or industry focus we believe resemble those of DavCo;

     8. reviewed the financial terms of selected acquisitions of the remaining minority interest of other publicly-traded companies;

     9. reviewed the financial terms of selected control acquisitions of companies whose operating characteristics and/or industry focus we believe resemble those of DavCo;

    10. performed a discounted cash flow analysis of DavCo based upon the financial information and financial projections provided to us by the management of DavCo;

    11. performed a stand-alone leveraged buyout analysis utilizing operating assumptions provided to us by the management of DavCo and the capital structure as outlined by the Company's lender;

    12. performed a leveraged recapitalization analysis of DavCo based upon financial information provided to us by the management of DavCo; and

    13. reviewed such other information and performed such other analyses as we have deemed appropriate.

    In rendering this opinion, we have assumed and relied upon, without assuming responsibility for independent verification, the accuracy and completeness of the information reviewed by us or that was furnished to us by or on behalf of the Company. With respect to the financial projections provided to us, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and good faith judgments of the management of DavCo as to the future financial performance of DavCo. We have also assumed, based upon the information which has been provided to us and without assuming responsibility for independent verification thereof, that no material undisclosed or contingent liability (disclosed or undisclosed) exists with respect to DavCo. Our opinion is based necessarily on the economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of DavCo, nor were we furnished with such evaluations or appraisals. We have not been requested to, and did not, solicit third party indications of interest in DavCo, and have assumed with your permission that DAC has no present intention to sell the Company after consummating the Proposed Transaction.

    DavCo acknowledges that the opinion and any advice or materials provided by Equitable in connection with its engagement hereunder is intended for the benefit and use of the Board of Directors in considering the Proposed Transaction to which the opinion, advice or material relate and the Company agrees that no such opinion, advice or material shall be used for any other purpose or be reproduced, disseminated, quoted or referred to at any time, in whole or in part, in any filing, report, document, release or other communication used in connection with the Proposed Transaction (unless required to be filed, quoted or referred to by applicable regulatory requirements), nor shall this opinion be used for any other purposes, without Equitable's prior written consent, which consent shall not be unreasonably withheld. This letter does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at a shareholders' meeting that may be held in connection with the Proposed Transaction.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, that the cash consideration to be received by the holders of Common Stock (other than the Affiliated Shareholders) in the Proposed Transaction is fair from a financial point of view to such holders.

Very Truly Yours,

Equitable Securities Corporation

                                                                         ANNEX C

                        DELAWARE GENERAL CORPORATION LAW

SECTION 262. APPRAISAL RIGHTS

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258 or sec. 263 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to secs. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                   SCHEDULE I

                          PURCHASES OF SHARES BY DAVCO
                             AND CERTAIN AFFILIATES

                                                                      NUMBER OF      PRICE PAID
YEAR ENDED SEPTEMBER 28, 1996                                     SHARES PURCHASED    PER SHARE
----------------------------------------------------------------  -----------------  -----------

Purchases by DavCo
  June 5, 1996..................................................         38,600              $8
  June 5, 1996..................................................         51,000         7 15/16
  June 12, 1996.................................................          2,100          8 5/16
  June 19,1996..................................................          9,800          8 9/16
  June 21, 1996.................................................          8,500          8 7/16
  July 1, 1996..................................................          1,700          8 7/16
  July 15, 1996.................................................          1,300           8 5/8
  July 16, 1996.................................................          6,000           8 5/8
  July 23, 1996.................................................          8,000         8 15/16
  July 24, 1996.................................................          1,600         8 13/16
  August 13, 1996...............................................          2,107         8 13/16
  August 29, 1996...............................................          1,400         8 15/16
  September 25, 1996............................................            700         8 15/16

Purchases by CVC
  None

Purchases by Mr. Kirstien
  None

Purchases by Mr. Rothstein
  None


YEAR ENDED SEPTEMBER 27, 1997
----------------------------------------------------------------

Purchases by DavCo
  December 11, 1996.............................................         25,000         $ 8 3/4

Purchases by CVC
  None

Purchases by Mr. Kirstien
  None

Purchases by Mr. Rothstein
  None